SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017.

Or

☐	Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

	For the transition period from	to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

THE GOLDMAN SACHS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE GOLDMAN SACHS GROUP, INC

200 West Street

New York, NY 10282

THE GOLDMAN SACHS 401(K) PLAN

Financial Statements and Supplemental Schedules as of December 31, 2017 and 2016 (With Independent Registered Public Accounting Firm’s Report)

THE GOLDMAN SACHS 401(K) PLAN

Financial Statements and Supplemental Schedules

*

All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of The Goldman Sachs 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Goldman Sachs 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2017, schedule of assets (acquired and disposed of within year) for the year ended December 31, 2017 and schedule of reportable transactions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY

June 21, 2018

We have served as the Plan’s auditor since at least 1983. We have not determined the specific year we began serving as auditor of the Plan.

THE GOLDMAN SACHS 401(K) PLAN

Statements of Net Assets Available for Benefits

	As of December
$ in thousands	2017	2016
Assets
Investment assets at fair value (Note 3)	$7,438,898	$6,615,542
Receivables:
Employee contributions	5,897	5,695
Employer contributions	105,498	103,694
Notes receivable from participants	26,798	26,542
Interest and dividends	6,444	4,799
Due from brokers and other receivables	115,775	112,928
Total receivables	260,412	253,658
Total assets	$7,699,310	$6,869,200
Liabilities
Investment liabilities at fair value (Note 3)	$ 42,023	$ 47,961
Due to brokers and other payables	89,787	22,651
Accrued expenses	3,592	3,906
Total liabilities	135,402	74,518
Net assets available for benefits	$7,563,908	$6,794,682

The accompanying notes are an integral part of these financial statements.

THE GOLDMAN SACHS 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December
$ in thousands	2017	2016
Additions
Investment income:
Net appreciation in the fair value of investments	$ 919,963	$ 433,627
Interest and dividends	69,857	86,062
Less: Investment management fees and other expenses	(12,880)	(26,747)
Total investment income	976,940	492,942
Interest income on notes receivable from participants	1,125	1,074
Contributions:
Employee	211,153	203,873
Employer	105,498	103,694
Total contributions	316,651	307,567
Total additions	1,294,716	801,583
Deductions
Benefits paid	525,490	449,172
Total deductions	525,490	449,172
Net increase in net assets available for benefits	769,226	352,411
Net assets available for benefits, beginning of the year	6,794,682	6,442,271
Net assets available for benefits, end of the year	$7,563,908	$6,794,682

The accompanying notes are an integral part of these financial statements.

THE GOLDMAN SACHS 401(K) PLAN

Notes to Financial Statements

Note 1.

Plan Description

The following description of The Goldman Sachs 401(k) Plan (the Plan) is provided for general information purposes only. The Plan sponsor is The Goldman Sachs Group, Inc. (the firm). Participants should refer to the Plan document, as most recently amended and restated effective January 1, 2016, for a more complete description of the Plan’s provisions. Items referenced in italics are defined in the Plan document.

The Plan became effective on January 1, 1945 as the “Goldman Sachs Employees’ Profit Sharing Retirement Income Plan” and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2008, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan was amended to incorporate a 401(k) safe harbor design, and was renamed “The Goldman Sachs 401(k) Plan.” The Plan has been subsequently amended for various reasons, including to reflect changes in law.

General

The Plan is a defined contribution plan to which participants may elect to make pre-tax, and “Roth” after-tax, contributions each year from their 401(k) Compensation (as determined under the Plan), and to which they can roll over amounts from certain other qualified retirement arrangements. The Plan’s Plan Year is the 12-month period commencing on January 1 and ending on the following December 31. The Plan offers a dollar-for-dollar Firm Matching Contribution on participants’ elective deferrals of up to 4% of their Safe Harbor Compensation, up to applicable statutory limitations. If 4% of an eligible participant’s Safe Harbor Compensation is less than $6,000, the firm will allocate a Supplemental Contribution equal to the difference. In addition to these contributions, the firm will allocate to each eligible participant an Additional Retirement Contribution of up to $4,000. Collectively, the Firm Matching Contribution, Supplemental Contribution and Additional Retirement Contribution are herein referred to as the Firm Contributions.

The Plan has two named fiduciaries, the Retirement Committee and the Administrative Committee. The Retirement Committee has the power to appoint one or more investment managers, as well as certain other duties relating to the investment of the funds held by the trustee. The Administrative Committee is responsible for administering the terms and provisions of the Plan. In general, each committees’ members are employees of the firm or its affiliates, although in certain cases non-employees may serve on either committee. Rocaton Investment Advisors is the Retirement Committee’s investment advisor. Participants direct their contributions and the Firm Contributions into various investment options available from time to time under the Plan through the Goldman Sachs Profit Sharing Master Trust (the Master Trust). The Plan is the sole investor in the Master Trust. Participants’ directed investments can be allocated to mutual funds, collective trusts, separately managed accounts and a bank deposit account. Alight Solutions, formerly Hewitt Associates, LLC, is the Plan’s record keeper.

The Plan offers participants the option to invest in the Company Stock Fund, which is a separately managed account that primarily invests in shares of the firm’s common stock. In accordance with a policy adopted by the Retirement Committee, no more than 20% of any contribution made on behalf of each participant can be invested in the Company Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 20% of his or her total investment balance into the Company Stock Fund. In addition, participants are restricted from transferring into or out of the Company Stock Fund during certain periods in accordance with the firm’s compliance procedures designed to avoid violations of applicable securities laws.

Eligibility

Employees become eligible to make pre-tax, and “Roth” after-tax, contributions to the Plan as of the first day of the month after they join the firm or its affiliates as eligible employees. In addition, employees are eligible, as determined under the Plan document, to participate in the Firm Matching Contributions and Supplemental Contributions generally as of the first day of the month after they complete both one Year of Service, as defined, and attain age 21. In addition, to be eligible for the Supplemental Contribution, the employee must be employed on the last day of the firm’s fiscal year that ends with or within the Plan Year.

Generally, to be eligible for the Additional Retirement Contribution, employees must have been (i) eligible for benefits under the Goldman Sachs Employees’ Pension Plan as of November 26, 2004, (ii) age 46 or older as of November 26, 2004, and (iii) employed by the firm or its affiliates as of the last day of the current fiscal year.

THE GOLDMAN SACHS 401(K) PLAN

Notes to Financial Statements

Vesting

Participants are immediately fully vested in their own 401(k) contributions, the Firm Matching Contributions and Supplemental Contributions, and the earnings thereon. Participants became fully vested after three Years of Service in the Firm Profit Sharing Contributions (which were discretionary profit sharing contributions made by the firm prior to January 1, 2008) and Additional Retirement Contributions, and the net earnings thereon. Additionally, upon the earliest to occur of: (i) attainment of age 65 while employed by the firm or its affiliates, (ii) disability retirement, (iii) death or (iv) Plan termination, each participant or beneficiary will be 100% vested and may receive a lump-sum amount equal to the value of the funds or a portion thereof allocated to the participant’s account or may receive periodic distributions from the Plan.

Benefits

Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings (or losses) thereon (including net realized and unrealized investment appreciation and depreciation) allocated to such participant’s account.

Notes Receivable from Participants

A participant in the Plan is permitted to borrow between $1,000 and $50,000, reduced by (i) the highest outstanding balance of loans to such participant from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans to such participant from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Firm Contributions) or (b) the balance in the participant’s 401(k) and rollover contribution accounts. A participant may not borrow any amounts attributable to the Firm Contributions. Interest on loans is fixed at the U.S. prime rate plus one percent for the life of the respective loan. Loans generally must be repaid within five years, or in some cases, ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.

Trust Agreement

The Plan’s investments are owned by the Master Trust, which is subject to a trust agreement (the Trust Agreement) with State Street Bank and Trust Company (the Trustee).

Note 2.

Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to 2017 and 2016 refer to the Plan’s years ended, or the dates, as the context requires, December 31, 2017 and December 31, 2016, respectively. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions, the most important of which relates to fair value measurements of the Plan’s investments. These estimates and assumptions are based on the best available information, but actual results could be materially different.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Expenses

Investment management fees charged by managers of mutual funds are borne by the Plan, and are included in net appreciation in the fair value of investments. Investment management fees charged by managers of collective trusts are borne by the Plan, and are included in net appreciation in the fair value of investments or investment management fees and other expenses based on the underlying trust agreements.

Investment management fees charged by managers of separately managed accounts are borne by the Plan, and are included in investment management fees and other expenses. The investment managers of the Multi-Market Hedge Fund Option, Multi-Strategy Hedge Fund Option, and Global Equity Long-Short Hedge Fund Option each charge an investment management fee that consists of a fixed asset-based management fee plus an annual incentive fee ranging from 15% to 20% of the net investment income earned above the fund’s high-water mark, if any, by each fund option. Effective August 31, 2016, the Plan discontinued the Multi-Strategy Hedge Fund Option. Effective October 31, 2016, the Plan discontinued the Multi-Market Hedge Fund Option. No investment management or incentive fees were incurred in connection with the discontinued funds, in each case, after the date of discontinuance.

THE GOLDMAN SACHS 401(K) PLAN

Notes to Financial Statements

Other expenses borne by the Plan, unless paid by the firm, consist of custodial, administrative, and investment advisory fees. Investment advisory fees are paid to Rocaton Investment Advisors, who advise the Retirement Committee on the selection and oversight of Plan investments. These Plan expenses, unless paid by the firm, are included in investment management fees and other expenses.

Investments

The investments of the Plan are reported at fair value.

The Bank Deposit option is a deposit obligation of Goldman Sachs Bank USA (GS Bank USA), a Federal Deposit Insurance Corporation (FDIC) insured New York State-chartered bank and a member of the Federal Reserve System. The Bank Deposit option offers an FDIC-insured deposit with a floating rate coupon indexed to the Federal Funds Rate.

Mutual funds and collective trust funds represent investments with various investment managers. Mutual funds are valued based on the quoted net asset value per share held. Collective trust funds are valued based on the net asset value per unit as reported by the investment managers.

Investments within separately managed accounts are described below:

Cash and cash equivalents include cash and certain short-term interest-bearing investments.

Securities purchased under agreements to resell (resale agreements) are transactions in which the Plan purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

Even though resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be resold at the maturity of the agreement. The financial instruments purchased in resale agreements typically include U.S. government and federal agency obligations, investment-grade sovereign obligations, corporate debt securities and equity and convertible debentures.

The Plan receives financial instruments purchased under resale agreements. To mitigate credit exposure, the investment managers monitor the market value of the resale agreements on a daily basis, and deliver or obtain additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the Plan typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statements of net assets available for benefits.

Fixed income securities, common stock, preferred stock, real estate investment trusts, and interests in exchange-traded options and futures contracts traded in active markets are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the investment managers’ (or independent third parties on behalf of the investment manager’s) best estimate of fair value.

Mutual funds, as described above, may also be investments held within separately managed accounts.

Forward foreign currency contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Plan records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers) utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

See Note 9 for further information about derivatives.

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the periods presented. Purchases and sales of these investments are translated at the rate of exchange on the respective dates of such transactions.

Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

THE GOLDMAN SACHS 401(K) PLAN

Notes to Financial Statements

Due from Brokers and Other Receivables and Due to Brokers and Other Payables

Due from brokers and other receivables includes cash balances held with brokers, receivables from unsettled sales transactions, and collateral posted in connection with certain derivative transactions. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, but not yet purchased. Due to brokers and other payables includes payables from unsettled purchase transactions, collateral received in connection with certain derivative transactions, and margin loans payable. Certain of the Plan’s securities held by the clearing brokers or prime brokers are pledged to the brokers on terms that permit them to repledge the securities to others, subject to certain limitations. Securities held at custodians under custody agreements cannot be repledged to others by the custodian.

Recent Accounting Developments

Employee Benefit Plan Master Trust Reporting. In February 2017, the FASB issued ASU No. 2017-06, “Defined Contribution Pension Plans (Topic 962) — Employee Benefit Plan Master Trust Reporting.” This ASU amends certain presentation and disclosure requirements for a plan’s interests in master trusts. The ASU is effective for the firm in January  2019 under a retrospective approach. Early adoption is permitted. The firm is still evaluating the impact of this ASU.

Note  3.

Investments at Fair Value

The table below presents a summary of the fair value of the Plan’s investments.

	As of December
$ in thousands	2017	2016
Assets
Bank deposit	$ 255,785	$ 267,275
Mutual funds	1,351,318	1,942,886
Collective trusts	3,417,883	2,720,675
Separately managed accounts:
Cash and cash equivalents	2,477	4,296
Certificates of deposit	–	2,200
Securities purchased under agreements to resell	40,500	32,098
Fixed income securities	307,965	249,326
Common and preferred stocks	1,784,284	1,115,757
Mutual funds	12,587	14,626
Real estate investment trusts	259,525	258,331
Derivatives	6,574	8,072
Total separately managed accounts	2,413,912	1,684,706
Total investment assets	$7,438,898	$6,615,542
Liabilities
Separately managed accounts:
Derivatives	$ 5,420	$ 6,075
Investments sold, but not yet purchased, at fair value:
Common and preferred stocks	33,882	40,886
Real estate investment trusts	2,721	1,000
Total investment liabilities	$ 42,023	$ 47,961

Note 4.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments are marked at closing prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads, and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. The hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument’s level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Plan had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The investment managers and custodian, on behalf of the Plan, use independent pricing sources to value Plan assets traded on exchanges and independent quoted prices or developed models for all assets not traded on exchanges. Investment managers review their valuation approaches on an ongoing basis and revise as necessary based on changing market conditions to ensure their valuations represent fair value. Subsequently, the Plan uses other methodologies to determine fair value (e.g., relevant broker quotations), which vary based on the type of instrument.

Level 1 Investments

Level 1 investments include bank deposit, mutual funds, collective trusts, and within separately managed accounts, cash and cash equivalents, certain fixed income securities, common and preferred stocks, mutual funds and real estate investment trusts. These instruments are valued using quoted market prices for identical unrestricted instruments in active markets.

THE GOLDMAN SACHS 401(K) PLAN

Notes to Financial Statements

The Plan defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Plan defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Level 2 Investments

Level 2 investments include certificates of deposit, securities purchased under agreements to resell, certain fixed income securities and derivatives within separately managed accounts.

The valuation of level 2 investments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g. indicative or firm), and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Investments

Level 3 investments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the Plan uses other methodologies to determine fair value, which vary based on the type of instrument and include relevant broker quotations. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

Total Plan investment assets at fair value classified within level 3 as of December 2017 and December 2016 were not material.

See Notes 2 and 3 for further information about investments at fair value.

Fair Value of Investment Assets and Investment Liabilities by Level

The tables below present investment assets and investment liabilities of the Plan at fair value by level within the fair value hierarchy.

	As of December 2017
$ in thousands	Level 1	Level 2	Level 3	Total
Assets
Bank deposit	$ 255,785	$ –	$ –	$ 255,785
Mutual funds	1,351,318	–	–	1,351,318
Collective trusts	3,417,883	–	–	3,417,883
Separately managed accounts:
Cash and cash equivalents	2,477	–	–	2,477
Certificates of deposit	–	–	–	–
Securities purchased under agreements to resell	–	40,500	–	40,500
Fixed income securities	125,385	182,313	267	307,965
Common and preferred stocks	1,784,284	–	–	1,784,284
Mutual funds	12,587	–	–	12,587
Real estate investment trusts	259,525	–	–	259,525
Derivatives	–	6,574	–	6,574
Total separately managed accounts	$2,184,258	$229,387	$ 267	$2,413,912
Total investment assets	$7,209,244	$229,387	$ 267	$7,438,898
Liabilities
Separately managed accounts:
Derivatives	$ –	$ (5,420)	$ –	$ (5,420)
Investments sold, but not yet purchased, at fair value
Common and preferred stocks	(33,882)	–	–	(33,882)
Real estate investment trusts	(2,721)	–	–	(2,721)
Total investment liabilities	$ (36,603)	$ (5,420)	$ –	$ (42,023)

	As of December 2016
$ in thousands	Level 1	Level 2	Level 3	Total
Assets
Bank deposit	$ 267,275	$ –	$ –	$ 267,275
Mutual funds	1,942,886	–	–	1,942,886
Collective trusts	2,720,675	–	–	2,720,675
Separately managed accounts:
Cash and cash equivalents	4,296	–	–	4,296
Certificates of deposit	–	2,200	–	2,200
Securities purchased under agreements to resell	–	32,098	–	32,098
Fixed income securities	108,343	137,218	3,765	249,326
Common and preferred stocks	1,114,310	–	1,447	1,115,757
Mutual funds	14,626	–	–	14,626
Real estate investment trusts	258,331	–	–	258,331
Derivatives	–	8,072	–	8,072
Total separately managed accounts	$1,499,906	$179,588	$5,212	$1,684,706
Total investment assets	$6,430,742	$179,588	$5,212	$6,615,542
Liabilities
Separately managed accounts:
Derivatives	$ –	$ (6,075)	$ –	$ (6,075)
Investments sold, but not yet purchased, at fair value
Common and preferred stocks	(40,886)	–	–	(40,886)
Real estate investment trusts	(1,000)	–	–	(1,000)
Total investment liabilities	$ (41,886)	$ (6,075)	$ –	$ (47,961)

THE GOLDMAN SACHS 401(K) PLAN

Notes to Financial Statements

In the tables above:

•	Investment assets are shown as positive amounts and investment liabilities are shown as negative amounts.

•	Mutual funds within separately managed accounts consist of money market funds, exchange traded funds and investment in funds that primarily consist of fixed income securities.

•

As of both December 2017 and December 2016, the Plan’s level 3 fixed income securities principally consisted of collateralized debt obligations. As of December 2016, the Plan’s level 3 common and preferred stocks consisted of private equity investments.

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. See “Level 3 Rollforward” below for information about transfers between level 2 and level 3.

During 2017, transfers into level 2 from level 1 of investment assets were $1.6 million, reflecting transfers relating to fixed income securities due to reduced price transparency. Transfers into level 1 from level 2 of investment assets during 2017 were $2.2 million, reflecting transfers relating to fixed income securities due to increased price transparency.

During 2016, transfers into level 2 from level 1 of investment assets were $3.9 million, primarily reflecting transfers relating to certain commodity and currency derivatives due to reduced price transparency. There were no transfers into level 1 from level 2 of investment assets.

Level 3 Rollforward

The table below presents a summary of the changes in fair value for level 3 investment assets.

	Year Ended December
$ in thousands	2017	2016
Total investment assets
Beginning balance	$ 5,212	$ 88,475
Net realized gains/(losses)	–	5,765
Net unrealized gains/(losses)	13	309
Purchases	–	653
Sales	(3,956)	(87,397)
Settlements	(55)	–
Transfers out of level 3	(947)	(2,593)
Ending balance	$ 267	$ 5,212

In the table above:

•	Changes in fair value are presented for all investment assets that are classified in level 3 as of the end of the period.

•	Net unrealized gains/(losses) relates to investment assets still held at period-end.
•	For level 3 investment assets, increases are shown as positive amounts, while decreases are shown as negative amounts.

The table below disaggregates, by product type, the information for investment assets included in the summary table above.

	Year Ended December
$ in thousands	2017	2016
Fixed income securities
Beginning balance	$ 3,765	$ 79,576
Net realized gains/(losses)	–	5,226
Net unrealized gains/(losses)	13	377
Purchases	–	653
Sales	(2,509)	(79,474)
Settlements	(55)	–
Transfers out of level 3	(947)	(2,593)
Ending balance	$ 267	$ 3,765
Common and preferred stocks
Beginning balance	$ 1,447	$ 8,899
Net realized gains/(losses)	–	539
Net unrealized gains/(losses)	–	(68)
Purchases	–	–
Sales	(1,447)	(7,923)
Ending balance	$ –	$ 1,447

Level 3 Rollforward Commentary

Year Ended December 2017. The net realized and unrealized gains on level 3 investment assets were not material.

Transfers out of level 3 during 2017 were not material.

Year Ended December 2016. The net realized gains on level 3 investment assets of $5.8 million are reported in interest and dividends. The net unrealized gains on level 3 investment assets of $0.3 million are reported in net appreciation in the fair value of investments.

Transfers out of level 3 of $2.6 million during 2016 primarily reflected transfers of fixed income securities to level 2 principally due to increased price transparency as a result of market evidence, including increased market transactions in these instruments.

THE GOLDMAN SACHS 401(K) PLAN

Notes to Financial Statements

Note 5.

Related Party Transactions and Party-In-Interest Transactions

The Plan offers as an investment option the Company Stock Fund, which primarily invests in shares of the firm’s common stock. As of December 2017 and December 2016, the Plan’s interest in the Company Stock Fund represented 537,885 and 580,989 shares of the firm’s common stock with a fair market value of $137.0 million and $139.1 million, respectively. Purchases of $0.7 million and $6.6 million and sales of $10.9 million and $13.9 million of the firm’s common stock were made through the Company Stock Fund during 2017 and 2016, respectively. The Company Stock Fund is managed by an affiliate of the Trustee.

GSAM Stable Value, LLC (GSAM Stable Value, formerly called Dwight Asset Management Company, LLC), an affiliate of the firm, manages a laddered fixed income separately managed account investment option in the Plan. No fees are payable by the Plan to GSAM Stable Value or other affiliates to manage this separately managed account as of both December 2017 and December 2016.

GS Bank USA, an affiliate of the firm, has a deposit obligation to the Plan under the Plan’s Bank Deposit option. No fees were paid during 2017 and 2016, or were payable by the Plan as of both December 2017 and December 2016, for bank deposit obligations.

An affiliate of the Trustee manages several investment options within the Plan. These investments include the SSgA S&P 500® Index Non-Lending Series Fund, SSgA S&P MidCap® Index Non-Lending Series Fund, SSgA Russell Small Cap® Index Non-Lending Series Fund, SSgA Emerging Markets Index Non-Lending Series Fund, and the SSgA U.S. Bond Index Non-Lending Series Fund, each of which are collective trust funds, and the SSgA Hedged International Developed Equity Index Fund, which is a mutual fund. Fees associated with the management of these collective trust funds qualify as party-in-interest transactions.

As of December 1, 2017, the Plan does not make available to participants in the Plan any mutual fund investment options managed by affiliates of the firm. Prior to that date, certain mutual funds managed by affiliates of the firm were available as investment options under the Plan. With respect to those mutual fund investment options managed by affiliates of the firm that were available under the Plan during 2017 or 2016, no fees were paid by the Plan for both 2017 and 2016, or were payable by the Plan as of both December 2017 and December 2016 to the firm or its affiliates, however, investment management fees were paid from the funds to the firm or its affiliates in accordance with the investment management agreement between each fund and its investment manager.

Note 6.

Plan Termination

The firm intends to continue the Plan indefinitely, but reserves the right to discontinue or amend the Plan at any time subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm Contributions and the related investment income as required by ERISA.

Note 7.

Income Tax Status

The Internal Revenue Service has determined, and informed the firm by a letter dated April 14, 2017, that the terms of the Plan conform to the requirements of section 401(a) of the Internal Revenue Code of 1986, as amended.

Note 8.

Reconciliation of Financial Statements to Form 5500

The tables below present the reconciliations from the Plan’s financial statements to the Form 5500.

	As of December
$ in thousands	2017	2016
Net assets available for benefits, per Statements of Net Assets Available for Benefits	$7,563,908	$6,794,682
Amounts allocated to withdrawing participants	(26,805)	(60,804)
Net assets, per the Form 5500	$7,537,103	$6,733,878

	As of December
$ in thousands	2017	2016
Benefits paid, per Statements of Changes in Net Assets Available for Benefits	$ 525,490	$ 449,172
Amounts allocated to withdrawing participants, end of year	26,805	60,804
Amounts allocated to withdrawing participants, beginning of year	(60,804)	(19,508)
Benefits paid to participants, per the Form 5500	$ 491,491	$ 490,468

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 2017 and December 2016, respectively, but had not yet been paid as of that date.

THE GOLDMAN SACHS 401(K) PLAN

Notes to Financial Statements

Note 9.

Financial Instruments with Off-Balance-Sheet Risk

In accordance with the investment strategy of the separately managed accounts, the Plan’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk, including investments sold, but not yet purchased. These investment liabilities involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk as the Plan’s ultimate obligation to satisfy the sale of investments sold, but not yet purchased, may exceed the amount recognized in the financial statements. Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives. The Plan enters into various types of derivatives, including:

•	Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

•

Swaps. Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

•

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

Derivatives are recorded on a gross basis in the statements of net assets available for benefits. Derivatives are accounted for at fair value.

Risk Management

Market risk includes risk that arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates, in prices of commodities, and in prices of debt and equity securities. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.

The Plan is subject to credit risk of counterparty nonperformance on derivative assets, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk. The tables below present the gross fair value and the notional amounts of derivative contracts by major product type, and the amounts of counterparty netting and collateral that have not been offset in the statements of net assets available for benefits.

	As of December 2017		As of December 2016
$ in thousands	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Interest rates	$ 1,153	$ 790	$ 1,765	$ 1,052
Credit	20	688	70	285
Currencies	1,073	1,346	2,967	2,578
Commodities	321	380	473	517
Equities	4,007	2,216	2,797	1,643
Total gross fair value	$ 6,574	$ 5,420	$ 8,072	$ 6,075
Not offset in statements of net assets available for benefits
Counterparty netting	$(4,004)	$(4,004)	$(1,337)	$(1,337)
Cash collateral netting	(2,570)	(1,416)	(2,450)	(4,738)
Total	$ –	$ –	$ 4,285	$ –

	Notional Amounts as of December
$ in thousands	2017	2016
Interest rates	$416,954	$367,660
Credit	25,250	20,649
Currencies	230,564	176,835
Commodities	16,464	79,708
Equities	100,975	111,422
Total	$790,207	$756,274

In the tables above:

•	Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the Plan’s exposure.

•	Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the Plan’s derivative activity and do not represent anticipated losses.

THE GOLDMAN SACHS 401(K) PLAN

Notes to Financial Statements

The table below presents the net appreciation/(depreciation) in the fair value of derivatives (including gains and losses on derivatives bought and sold, as well as held during the year) by major product type.

	Year Ended December
$ in thousands	2017	2016
Interest rates	$ (301)	$ (778)
Credit	(391)	(140)
Currencies	2,825	(1,089)
Commodities	34	3,233
Equities	(3,293)	4,480
Total	$(1,126)	$ 5,706

Credit Derivatives

The Plan’s investment managers enter into various derivative transactions that are considered credit derivatives under U.S. GAAP.

The Plan enters into credit default swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer (reference entity) of the reference obligations suffers a credit event. The buyer of protection pays an initial or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer of protection. However, if a credit event occurs, the seller of protection is required to make a payment to the buyer of protection, which is calculated in accordance with the terms of the contract.

All of the Plan’s written and purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. These amounts were not material for both December 2017 and December 2016.

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
Bank Deposit
*GOLDMAN SACHS BANK USA BANK DEPOSIT ACCOUNT	255,784,718	$255,784,718

Total Bank Deposit		$255,784,718

Mutual Funds
AQR EQUITY MARKET NEUTRAL FUND	2,292,956	$28,088,716
ASHMORE EMERGING MARKETS LOCAL CURRENCY BOND FUND	3,774,333	29,288,825
DODGE & COX INTERNATIONAL STOCK FUND	1,662,365	77,000,770
*GOLDMAN SACHS CORE FIXED INCOME FUND	1,215	12,768
*GOLDMAN SACHS SHORT DURATION GOVERNMENT FUND	1,316	12,909
GUGGENHEIM HIGH YIELD FUND	13,662,583	156,163,321
*STATE STREET HEDGED INTERNATIONAL DEVELOPED EQUITY INDEX FUND	8,020,369	83,411,842
VANGUARD FEDERAL MONEY MARKET	701,657,883	701,657,883
VANGUARD HIGH YIELD CORPORATE	2,680,572	15,868,986
VANGUARD INFLATION-PROTECTED SECURITIES FUND	8,859,736	92,407,043
WESTERN ASSET CORE PLUS BOND FUND	14,150,921	167,405,392

Total Mutual Funds		$1,351,318,455

Collective Trusts
BLACKROCK 20+ TREASURY BOND INDEX FUND	1,288,755	$57,262,240
*SSGA EMERGING MARKETS INDEX NON-LENDING SERIES FUND	5,851,358	196,342,319
BLACKROCK EQUITY GROWTH INDEX FUND	6,395,732	182,438,890
BLACKROCK EQUITY VALUE INDEX FUND	6,601,792	214,809,778
BLACKROCK LIFEPATH® INDEX 2020 NON-LENDABLE FUND	2,225,042	49,932,175
BLACKROCK LIFEPATH® INDEX 2025 NON-LENDABLE FUND	3,548,569	86,096,454
BLACKROCK LIFEPATH® INDEX 2030 NON-LENDABLE FUND	4,694,905	121,420,097
BLACKROCK LIFEPATH® INDEX 2035 NON-LENDABLE FUND	5,142,150	141,209,614
BLACKROCK LIFEPATH® INDEX 2040 NON-LENDABLE FUND	5,959,616	172,445,051
BLACKROCK LIFEPATH® INDEX 2045 NON-LENDABLE FUND	6,730,354	203,794,456
BLACKROCK LIFEPATH® INDEX 2050 NON-LENDABLE FUND	5,320,591	166,981,966
BLACKROCK LIFEPATH® INDEX 2055 NON-LENDABLE FUND	4,960,030	112,539,614
BLACKROCK LIFEPATH® RETIREMENT INDEX NON-LENDABLE FUND	2,565,916	50,059,732
EAFE EQUITY INDEX NL FUND	1,642,825	25,595,875
EMERGING MKTS EQUITY TR	59,675	32,797,516
*SSGA S&P MIDCAP® INDEX NON-LENDING SERIES FUND	7,253,373	261,803,234
*SSGA RUSSELL 2000® INDEX NON-LENDING SERIES FUND	7,595,684	224,513,227
*SSGA S&P 500® INDEX NON-LENDING SERIES FUND	18,574,904	1,105,466,843
*SSGA US BND INDEX SER A	888,226	12,373,881

Total Collective Trusts		$3,417,882,962

Separately Managed Accounts
Cash and Cash Equivalents
ARGENTINE PESO	141,992	$7,543
AUSTRALIAN DOLLAR	85,766	67,082
BRAZILIAN REAL	961	290
CANADIAN DOLLAR	71,272	56,883
COLOMBIAN PESO	55,974,731	18,755
CZECH KORUNA	214,042	10,068
DANISH KRONE	3,842	620
EGYPTIAN POUND	294,262	16,550
EURO CURRENCY	118,467	142,255
INDIAN RUPEE	6,755,052	105,833
INDONESIAN RUPIAH	2	–
JAPANESE YEN	7,115,051	63,161
MALAYSIAN RINGGIT	481	119
MEXICAN PESO (NEW)	471,477	24,097
NEW ISRAELI SHEQEL	108	31
NEW TAIWAN DOLLAR	214	7
NIGERIAN NAIRA	2,002,411	5,562
NORWEGIAN KRONE	36,000	4,401
POLISH ZLOTY	269	77
POUND STERLING	420,676	569,069
SINGAPORE DOLLAR	833	623
SOUTH AFRICAN RAND	3,846,272	310,684
SOUTH KOREAN WON	11,524	11
SWEDISH KRONA	2,564	313
SWISS FRANC	1,789	1,835
US DOLLAR	359,713	359,713
YUAN RENMINBI OFFSHORE	4,632,063	711,306

Total Cash and Cash Equivalents		$2,476,888

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
Securities Purchased Under Agreements to Resell
REPO BANK AMERICA	40,500,000	$40,500,000

Total Securities Purchased Under Agreements to Resell		$40,500,000

Fixed Income Securities
ABBVIE INC 1.8% 14 May 2018	450,000	$449,780
ABBVIE INC 2% 06 Nov 2018	600,000	599,749
ABBVIE INC 2.3% 14 May 2021	749,000	743,527
ABN AMRO BANK NV 3.5% 12 Jan 2018	400,000	480,781
ABU DHABI GOVT INT L 2.5% 11 Oct 2022	300,000	294,000
ACCESS GROUP INC 1% 25 Jul 2056	362,137	363,650
ADELQ 7.5 ESC ADELPHIA COMM 7.5% 01/04 NA ESCROW	8,100	–
ADLAC 10.25 ESC ADELPH COM 10.25 11/1/06 NA ESC	23,947	–
ADLAC CV3.25ESC ADLAC 3.25 05/01/21 NA ESCROW	2,031,000	–
AEGIS ASSET BACKED SECURITIES 1% 25 Oct 2035	108	108
AERCAP IRELAND CAP/GLOBA 3.75% 15 May 2019	1,125,000	1,142,805
AFRICAN DEVELOPMENT BANK 5.25% 23 Mar 2022	200,000	172,483
AIG GLOBAL FUNDING 1.95% 18 Oct 2019	600,000	594,813
AIG GLOBAL FUNDING 2.15% 02 Jul 2020	225,000	223,007
ALIMENTATION COUCHE TARD 2.35% 13 Dec 2019	575,000	574,965
ALLERGAN FUNDING SCS 2.35% 12 Mar 2018	700,000	700,554
ALLERGAN FUNDING SCS 3% 12 Mar 2020	800,000	807,197
ALLERGAN SALES LLC 5% 15 Dec 2021	100,000	106,948
ALLY FINANCIAL INC 3.25% 13 Feb 2018	400,000	400,200
ALLY FINANCIAL INC 8% 01 Nov 2031	100,000	130,000
AMERICAN ELECTRIC POWER 2.15% 13 Nov 2020	475,000	472,787
AMERICAN EXPRESS CREDIT 1.8% 31 Jul 2018	1,200,000	1,199,211
AMERICAN EXPRESS CREDIT ACCOUN 1.64% 15 Dec 2021	1,600,000	1,591,725
AMERICAN EXPRESS CREDIT ACCOUN 1.77% 15 Nov 2022	950,000	941,827
AMERICAN EXPRESS CREDIT ACCOUN 2.04% 15 May 2023	300,000	298,555
AMERICAN HONDA FINANCE 1% 05 Nov 2021	100,000	100,074
AMERICAN INTL GROUP 5.85% 16 Jan 2018	600,000	600,750
AMERIQUEST MORTGAGE SECURITIES 1% 25 Sep 2033	145,324	145,044
AMORTIZING RESIDENTIAL COLLATE 1% 25 Oct 2034	385,074	386,158
ANHEUSER BUSCH INBEV FIN 1.9% 01 Feb 2019	1,650,000	1,646,579
ANHEUSER BUSCH INBEV FIN 2.65% 01 Feb 2021	425,000	427,133
ANHEUSER BUSCH INBEV WOR 2.2% 01 Aug 2018	595,000	595,626
ARES CLO LTD 1% 05 Dec 2025	500,000	503,699
AT+T INC 1% 15 Jan 2020	600,000	603,576
AT+T INC 1% 15 Jul 2021	200,000	202,741
AT+T INC 1.8% 04 Sep 2026	200,000	243,162
AT+T INC 2.8% 17 Feb 2021	100,000	100,443
AT+T INC 3% 15 Feb 2022	375,000	375,765
AT+T INC 3.875% 15 Aug 2021	50,000	51,802
AT+T INC 5.2% 15 Mar 2020	600,000	634,212
AT+T INC 5.5% 01 Feb 2018	150,000	150,430
AT+T INC 5.8% 15 Feb 2019	700,000	726,414
AT+T INC 5.875% 01 Oct 2019	475,000	503,261
ATRIUM CDO CORP 1% 23 Oct 2024	500,000	502,242
AUST + NZ BANKING GRP NY 1.5% 16 Jan 2018	900,000	899,845
AUST + NZ BANKING GRP NY 2.25% 13 Jun 2019	700,000	700,856
B 02/08/18 TREASURY BILL 0 02/08/2018	200,000	199,752
BANC OF AMERICA MORTGAGE SECUR 1% 25 Jul 2035	20,371	18,492
BANC OF AMERICA MORTGAGE SECUR 1% 25 Sep 2035	100,783	98,035
BANCA CARIGE SPA 3.875% 24 Oct 2018	100,000	123,477
BANK OF AMERICA CORP 1% 21 Jul 2021	450,000	449,212
BANK OF AMERICA CORP 2.25% 21 Apr 2020	1,725,000	1,726,205
BANK OF AMERICA CORP 5.65% 01 May 2018	275,000	278,282
BANQUE FED CRED MUTUEL 2.2% 20 Jul 2020	625,000	620,990
BARCLAYS DRYROCK ISSUANCE TRUS 1.52% 16 May 2022	350,000	346,802
BAT CAPITAL CORP 1% 14 Aug 2020	100,000	100,538
BAT CAPITAL CORP 1% 15 Aug 2022	200,000	202,390
BAT CAPITAL CORP 2.297% 14 Aug 2020	3,100,000	3,082,948
BAT INTL FINANCE PLC 1.625% 09 Sep 2019	200,000	196,926
BAXALTA INC 2% 22 Jun 2018	300,000	299,930
BEAR STEARNS ADJUSTABLE RATE M 1% 25 Aug 2035	31,080	28,465
BEAR STEARNS ADJUSTABLE RATE M 1% 25 Mar 2035	25,712	25,963
BEAR STEARNS ADJUSTABLE RATE M 1% 25 Oct 2035	1,815	1,814
BEAR STEARNS ALT A TRUST 1% 25 Nov 2036	269,613	250,378
BEAR STEARNS ASSET BACKED SECU 1% 25 Oct 2034	548,396	550,746
BEAR STEARNS STRUCTURED PRODUC 1% 26 Jan 2036	74,101	65,220
BECTON DICKINSON AND CO 2.133% 06 Jun 2019	525,000	523,821
BECTON DICKINSON AND CO 2.404% 05 Jun 2020	300,000	298,373
BERKSHIRE HATHAWAY ENERG 2% 15 Nov 2018	375,000	375,293
BK TOKYO MITSUBISHI UFJ 2.3% 05 Mar 2020	600,000	597,838
BLACK HILLS CORP 2.5% 11 Jan 2019	200,000	200,545
BMW US CAPITAL LLC 1.5% 11 Apr 2019	275,000	273,100
BON Y OBLIG ESTADO STRIP 0.01% 31 Jan 2018	800,000	960,929
BONOS Y OBLIG DEL ESTADO 1.45% 31 Oct 2027	400,000	475,787
BONOS Y OBLIG DEL ESTADO 1.5% 30 Apr 2027	800,000	965,111
BONOS Y OBLIG DEL ESTADO 2.15% 31 Oct 2025	1,400,000	1,809,397
BONOS Y OBLIG DEL ESTADO 2.9% 31 Oct 2046	100,000	121,692
BPCE SA 2.5% 10 Dec 2018	500,000	501,406
BPCE SA 2.65% 03 Feb 2021	250,000	250,705
BRAZOS HIGHER EDUCATION AUTHOR 1% 27 Mar 2023	1,937,289	1,923,998
BRFKREDIT A/S 2% 01 Oct 2047	1,865,167	302,908
BRFKREDIT A/S 2.5% 01 Oct 2047	41,112	6,906
BRFKREDIT A/S 3% 01 Oct 2047	1	–
BRITISH COLUMBIA PROV OF 2.7% 18 Dec 2022	100,000	81,639
BRITISH TRA INTL FINANCE 0.01% 04 Nov 2021	300,000	270,042

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
BROADCOM CRP / CAYMN FI 2.375% 15 Jan 2020	1,100,000	1,092,561
BUONI ORDINARI DEL TES 0.01% 14 Mar 2018	300,000	360,582
BUONI ORDINARI DEL TES 0.01% 30 Apr 2018	4,700,000	5,653,124
BUONI ORDINARI DEL TES 0.01% 31 Jan 2018	600,000	720,727
BUONI POLIENNALI DEL TES 0.35% 01 Nov 2021	700,000	838,444
BUONI POLIENNALI DEL TES 0.75% 15 Jan 2018	800,000	961,023
BUONI POLIENNALI DEL TES 1.45% 15 Nov 2024	300,000	361,406
BUONI POLIENNALI DEL TES 2.45% 01 Sep 2033	500,000	588,674
BUONI POLIENNALI DEL TES 2.7% 01 Mar 2047	400,000	437,576
BUONI POLIENNALI DEL TES 3.25% 01 Sep 2046	500,000	611,393
BUONI POLIENNALI DEL TES 3.45% 01 Mar 2048	300,000	373,929
BUONI POLIENNALI DEL TES 4.5% 01 Feb 2018	600,000	723,261
CALNOR 14.125 ESC CALLAHAN NRH WESTF 14.125 07/15/11 (NON-ACC) ESC	9,000	–
CANADIAN GOVERNMENT RRB 1.5% 01 Dec 2044	113,233	110,768
CAPITAL ONE NA 1.85% 13 Sep 2019	875,000	866,562
CAPITAL ONE NA 2.35% 31 Jan 2020	625,000	623,118
CARDS II TRUST 1% 15 Jul 2021	500,000	501,462
CARDS II TRUST 1% 18 Apr 2022	800,000	801,853
CATAMARAN CLO LTD 1% 20 Dec 2023	207,422	208,435
CBOE GLOBAL MARKETS INC 1.95% 28 Jun 2019	325,000	322,945
CENTERPOINT ENERGY RESOU 4.5% 15 Jan 2021	300,000	313,766
CHARTER COMM OPT LLC/CAP 4.464% 23 Jul 2022	200,000	208,670
CHARTER COMM OPT LLC/CAP 6.384% 23 Oct 2035	300,000	350,288
CHASE MORTGAGE FINANCE CORPORA 1% 25 Feb 2037	111,963	112,848
CHUGOKU ELECTRIC POWER 2.701% 16 Mar 2020	200,000	200,495
CIFC FUNDING LTD 1% 17 Jan 2027	500,000	501,917
CIFC FUNDING LTD 1% 17 Oct 2026	500,000	499,831
CISCO SYSTEMS INC 1.4% 20 Sep 2019	900,000	890,611
CIT EDUCATION LOAN TRUST 1% 15 Mar 2026	273,253	272,871
CITIBANK CREDIT CARD ISSUANCE 1% 08 Aug 2024	850,000	853,443
CITIBANK NA 2.125% 20 Oct 2020	1,875,000	1,857,088
CITIGROUP INC 1% 07 Jun 2019	200,000	201,576
CITIGROUP INC 1% 30 Jul 2018	200,000	200,731
CITIGROUP INC 2.4% 18 Feb 2020	125,000	124,854
CITIGROUP INC 8.5% 22 May 2019	700,000	758,325
CITIZENS BANK NA/RI 1% 02 Mar 2020	325,000	325,637
CLEVELAND ELECTRIC ILLUM 8.875% 15 Nov 2018	100,000	105,651
CO OP GRP HLDS 1% 08 Jul 2020	100,000	148,802
COMCAST CORP 5.15% 01 Mar 2020	500,000	529,912
COMMONWEALTH BK AUSTR NY 1.625% 12 Mar 2018	700,000	699,871
CONSOLIDATED EDISON INC 2% 15 May 2021	100,000	98,472
COOPERAT RABOBANK UA/NY 1.7% 19 Mar 2018	1,000,000	999,902
COOPERATIEVE RABOBANK UA 6.875% 19 Mar 2020	200,000	275,974
CORDATUS CLO PLC 1% 24 Jan 2028	250,000	300,751
COUNTRYWIDE ALTERNATIVE LOAN T 1% 20 Dec 2046	149,919	127,169
COUNTRYWIDE HOME LOANS 1% 25 Mar 2035	55,565	53,209
CRED SUIS GP FUN LTD 3.8% 09 Jun 2023	250,000	257,824
CREDIT AGRICOLE SA 1% 19 Sep 2033	300,000	311,355
CREDIT SUISSE AG 6.5% 08 Aug 2023	200,000	223,800
CREDIT SUISSE FIRST BOSTON MOR 1% 25 Oct 2034	6,511	6,393
CREDIT SUISSE NEW YORK 1.75% 29 Jan 2018	1,000,000	1,000,008
CROWN CASTLE INTL CORP 3.4% 15 Feb 2021	449,000	458,536
CVS HEALTH CORP 2.125% 01 Jun 2021	175,000	170,784
CVS HEALTH CORP 2.25% 12 Aug 2019	700,000	697,884
CVS HEALTH CORP 2.8% 20 Jul 2020	700,000	702,916
CZECH REPUBLIC 0.85% 17 Mar 2018	4,800,000	226,197
D.R. HORTON INC 2.55% 01 Dec 2020	150,000	149,776
D.R. HORTON INC 3.75% 01 Mar 2019	300,000	304,031
DAIMLER FINANCE NA LLC 2.375% 01 Aug 2018	300,000	300,633
DANAHER CORP 1.65% 15 Sep 2018	200,000	199,644
DANONE SA 1.691% 30 Oct 2019	650,000	642,183
DELL INT LLC / EMC CORP 4.42% 15 Jun 2021	200,000	208,404
DEUTSCHE BANK AG 1% 18 Jan 2019	200,000	201,847
DEUTSCHE BANK AG 2.85% 10 May 2019	200,000	200,666
DEUTSCHE BANK AG 4.25% 14 Oct 2021	500,000	520,183
DEUTSCHE BANK NY 2.7% 13 Jul 2020	725,000	721,449
DISCOVER BANK 2.6% 13 Nov 2018	450,000	451,527
DNB BOLIGKREDITT AS 2.5% 28 Mar 2022	200,000	199,393
DOMINION ENERGY GAS HLDG 2.8% 15 Nov 2020	100,000	100,768
DOMINION ENERGY INC 1.6% 15 Aug 2019	75,000	74,175
DOMINION ENERGY INC 1.875% 15 Jan 2019	100,000	99,700
DOMINION ENERGY INC 1.9% 15 Jun 2018	600,000	599,939
DRESDNER FNDG TRUST I 8.151% 30 Jun 2031	200,000	264,926
DUKE ENERGY CORP 2.1% 15 Jun 2018	600,000	600,166
DUKE ENERGY FLORIDA LLC 5.65% 15 Jun 2018	400,000	406,769
ECMC GROUP STUDENT LOAN TRUST 1% 26 Jul 2066	488,137	496,309
EMD FINANCE LLC 2.4% 19 Mar 2020	400,000	399,124
EMERA US FINANCE LP 2.15% 15 Jun 2019	350,000	348,638
EMERALD BAY SA 0.01% 08 Oct 2020	98,000	108,853
ENBRIDGE INC 1% 10 Jan 2020	200,000	200,276
ENBRIDGE INC 1% 15 Jun 2020	100,000	100,929
ENERGY TRANSFER LP 6.7% 01 Jul 2018	300,000	306,625
ENTERGY TEXAS INC 7.125% 01 Feb 2019	200,000	210,109
ENTERPRISE PRODUCTS OPER 5.25% 31 Jan 2020	800,000	844,673
ERAC USA FINANCE LLC 2.6% 01 Dec 2021	200,000	197,439
ESC-CDO 0.0 II ESCROW COMDISCO MTN 0.00 II	29,000	–
ESC-CDO 0.0% I ESCROW COMDISCO MTN 0.00 I	44,000	–
EUROPEAN INVESTMENT BANK 0.5% 10 Aug 2023	200,000	135,750
EUROPEAN INVESTMENT BANK 0.5% 21 Jul 2023	200,000	136,229
EUROSAIL PLC 1% 13 Jun 2045	207,544	278,692
EXELON CORP 5.15% 01 Dec 2020	250,000	266,208
FANNIE MAE 1% 25 Jan 2044	35,192	35,419
FANNIE MAE 1% 25 May 2036	42,540	42,536

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
FANNIE MAE 2.125% 24 Apr 2026	100,000	96,499
FANNIE MAE 2.5% 25 Dec 2041	152,058	150,083
FED HOME LN DISCOUNT NT 0.01% 28 Feb 2018	700,000	698,537
FED HOME LN DISCOUNT NT 0.01% 29 Jan 2018	2,200,000	2,197,870
FEDERAL HOME LOAN BANK 1.25% 08 Jun 2018	1,845,000	1,842,400
FEDERAL HOME LOAN BANK 1.625% 14 Jun 2019	720,000	717,132
FHLMC MULTIFAMILY STRUCTURED P 1% 25 Sep 2020	500,000	503,363
FHLMC MULTIFAMILY STRUCTURED P 1.981% 25 Oct 2022	889,403	881,052
FHLMC TBA 30 YR 3.5 3.5% 13 Feb 2048	1,000,000	1,025,248
FIDELITY NATIONAL INFORM 2.85% 15 Oct 2018	375,000	377,276
FLAGSHIP CREDIT AUTO TRUST 1.93% 15 Dec 2021	290,212	289,907
FLATIRON CLO LTD 1% 17 Jan 2026	500,000	501,025
FNMA POOL 555678 1% 01 Aug 2033	1,083,129	1,176,531
FNMA POOL 735676 1% 01 Jul 2035	339,619	368,901
FNMA POOL AB0130 5% 01 May 2038	103,581	111,897
FNMA POOL AB2503 4.5% 01 Mar 2031	10,624	11,340
FNMA POOL AL1674 1% 01 May 2042	338,462	348,744
FNMA POOL AL5548 1% 01 May 2038	137,784	144,736
FNMA POOL MA0634 4.5% 01 Jan 2031	8,975	9,579
FNMA TBA 30 YR 3 3% 18 Jan 2048	1,700,000	1,700,000
FNMA TBA 30 YR 3.5 3.5% 13 Feb 2048	2,300,000	2,357,770
FNMA TBA 30 YR 3.5 3.5% 13 Mar 2048	400,000	409,422
FNMA TBA 30 YR 4 4% 13 Feb 2048	3,300,000	3,446,298
FORD CREDIT AUTO OWNER TRUST/F 2.03% 15 Dec 2027	400,000	394,222
FORD CREDIT FLOORPLAN MASTER O 1.95% 15 Nov 2021	950,000	945,576
FORD MOTOR CREDIT CO LLC 2.021% 03 May 2019	200,000	199,093
FORD MOTOR CREDIT CO LLC 2.375% 12 Mar 2019	700,000	700,251
FORD MOTOR CREDIT CO LLC 2.681% 09 Jan 2020	200,000	200,482
FORD MOTOR CREDIT CO LLC 3.157% 04 Aug 2020	900,000	910,991
FRANCE (GOVT OF) 2% 25 May 2048	1,100,000	1,394,208
FRANCE (GOVT OF) 3.25% 25 May 2045	400,000	647,831
FREDDIE MAC 1% 15 Jan 2038	264,565	140,363
FREDDIE MAC 1% 15 Jul 2036	5,372	5,366
FREDDIE MAC 2.5% 15 May 2045	364,680	358,335
FREDDIE MAC 3% 15 Feb 2047	487,571	489,667
FREDDIE MAC 3% 15 Jan 2046	683,087	687,168
FREDDIE MAC 3% 15 Nov 2044	538,582	543,361
FREDDIEMAC STRIP 1% 15 Sep 2042	220,783	222,069
GENERAL ELECTRIC CO 4.375% 16 Sep 2020	200,000	210,085
GENERAL MOTORS FINL CO 2.4% 09 May 2019	800,000	800,194
GENERALITAT DE CATALUNYA 4.75% 04 Jun 2018	100,000	121,604
GENERALITAT DE CATALUNYA 4.9% 15 Sep 2021	500,000	633,479
GEORGIA POWER CO 1.95% 01 Dec 2018	100,000	99,906
GILEAD SCIENCES INC 2.35% 01 Feb 2020	250,000	251,169
GLENCORE FUNDING LLC 3% 27 Oct 2022	175,000	173,294
GMAC MORTGAGE CORPORATION LOAN 1% 25 Jun 2034	25,545	25,561
GMF FLOORPLAN OWNER REVOLVING 1.96% 17 May 2021	400,000	398,809
GNMA II POOL MA1376 4% 20 Oct 2043	994,321	1,047,546
GOLDEN CREDIT CARD TRUST 1.6% 15 Sep 2021	600,000	593,658
GOLDEN CREDIT CARD TRUST 1.98% 15 Apr 2022	400,000	397,228
GOLDENTREE LOAN OPPORTUNITIES 1% 29 Oct 2026	500,000	500,151
GOVERNMENT NATIONAL MORTGAGE A 1% 20 Aug 2066	88,626	88,996
GOVERNMENT NATIONAL MORTGAGE A 1% 20 Nov 2066	394,428	399,534
GP PORTFOLIO TRUST 1% 15 Feb 2027	70,311	70,319
HALLIBURTON CO 2% 01 Aug 2018	600,000	599,556
HBOS PLC 6.75% 21 May 2018	254,000	258,306
HCP INC 3.75% 01 Feb 2019	500,000	506,013
HEAT 07-2 M1 ESC HEAT 2007-2 M1 0.75875 07/25/2037 ESC	1	–
HIGHER EDUCATION FUNDING 1% 25 Feb 2030	10,762	10,762
HSBC USA INC 1% 24 Sep 2018	300,000	301,560
HSBC USA INC 2.35% 05 Mar 2020	200,000	199,975
HSBC USA INC 2.375% 13 Nov 2019	500,000	500,580
HUNTINGTON NATIONAL BANK 1% 10 Mar 2020	400,000	401,866
IBERDROLA FIN IRELAND 5% 11 Sep 2019	300,000	312,292
INDYMAC INDX MORTGAGE LOAN TRU 1% 25 Sep 2035	111,928	105,390
ING BANK NV 1% 21 Nov 2023	400,000	403,970
ING BANK NV 1.8% 16 Mar 2018	1,500,000	1,499,879
ING BANK NV 2.625% 05 Dec 2022	300,000	300,185
INTEL CORP 2.45% 29 Jul 2020	600,000	606,538
INTESA SANPAOLO SPA 3.875% 16 Jan 2018	500,000	500,334
INTL BK RECON + DEVELOP 1.625% 04 Sep 2020	3,320,000	3,278,271
INTL LEASE FINANCE CORP 6.25% 15 May 2019	150,000	157,186
IRISH TSY 1 2026 1% 15 May 2026	200,000	246,323
ITALY GOV T INT BOND 6% 04 Aug 2028	100,000	168,933
JAPAN (20 YEAR ISSUE) 1.4% 20 Sep 2034	10,000,000	103,127
JAPAN (20 YEAR ISSUE) 1.5% 20 Mar 2033	20,000,000	208,676
JAPAN (20 YEAR ISSUE) 1.7% 20 Sep 2032	460,000,000	4,908,953
JAPAN (30 YEAR ISSUE) 0.5% 20 Sep 2046	70,000,000	575,429
JAPAN TOBACCO INC 2% 13 Apr 2021	200,000	196,346
JAPAN TREASURY DISC BILL 0.01% 12 Mar 2018	410,000,000	3,640,589
JAPAN TREASURY DISC BILL 0.01% 13 Feb 2018	110,000,000	976,637
JAPAN TREASURY DISC BILL 0.01% 19 Mar 2018	330,000,000	2,930,318
JAPAN TREASURY DISC BILL 0.01% 22 Jan 2018	360,000,000	3,195,963
JM SMUCKER CO 1.75% 15 Mar 2018	400,000	400,123
JP MORGAN CHASE COMMERCIAL MOR 3.378% 15 Sep 2050	200,000	204,794
JP MORGAN MORTGAGE TRUST 1% 25 Apr 2035	45,082	45,639
JPMORGAN CHASE + CO 2.25% 23 Jan 2020	1,000,000	999,331
JPMORGAN CHASE + CO 2.295% 15 Aug 2021	1,175,000	1,164,477
JPMORGAN CHASE + CO 2.75% 23 Jun 2020	375,000	378,274
JPMORGAN CHASE + CO 6% 15 Jan 2018	1,050,000	1,051,460
JPN BANK FOR INT L COOP 2% 04 Nov 2021	200,000	196,067
JPN BANK FOR INT L COOP 2.375% 21 Jul 2022	300,000	295,786
KBC BANK NV 1% 25 Jan 2023	400,000	401,888

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
KFW 1.875% 15 Dec 2020	3,470,000	3,441,173
KINDER MORGAN ENER PART 2.65% 01 Feb 2019	400,000	400,717
KINDER MORGAN ENER PART 6.85% 15 Feb 2020	125,000	135,399
KINDER MORGAN INC/DELAWA 3.05% 01 Dec 2019	175,000	176,533
KINDER MORGAN INC/DELAWA 7.25% 01 Jun 2018	200,000	204,213
KLA TENCOR CORP 4.125% 01 Nov 2021	200,000	208,636
KOMATSU FINANCE AMERICA 2.437% 11 Sep 2022	200,000	196,855
KOMMUNALBANKEN AS 2.25% 25 Jan 2022	300,000	298,280
KRAFT HEINZ FOODS CO 2.8% 02 Jul 2020	475,000	477,739
KSA SUKUK LTD 2.894% 20 Apr 2022	200,000	198,577
KUWAIT INTL BOND 2.75% 20 Mar 2022	200,000	199,280
KUWAIT INTL BOND 3.5% 20 Mar 2027	600,000	609,367
LANSFORSAKRINGAR HYPOTEK 1.25% 20 Sep 2023	5,500,000	677,898
LANSFORSAKRINGAR HYPOTEK 2.25% 21 Sep 2022	5,100,000	664,943
LBHI CLASS 9A LBHI CLASS 9A (CLAIM NO. 31519)	46,904	1,242
LETRA TESOURO NACIONAL 0.01% 01 Apr 2018	1,900,000	563,778
LLOYDS BANK PLC 1.75% 16 Mar 2018	400,000	399,987
LLOYDS BANK PLC 2.05% 22 Jan 2019	200,000	199,847
LLOYDS BANKING GROUP PLC 1% 29 Dec 2049	200,000	284,889
LUDGATE FUNDING PLC 1% 01 Jan 2061	565,568	703,711
MACQUARIE BANK LTD 2.35% 15 Jan 2019	250,000	250,059
MACQUARIE BANK LTD 2.85% 29 Jul 2020	250,000	251,598
MADISON PARK FUNDING LTD 1% 20 Apr 2026	500,000	502,796
MADISON PARK FUNDING LTD 1% 20 Jul 2026	500,000	505,230
MAGELLAN MIDSTREAM PARTN 6.55% 15 Jul 2019	300,000	317,773
MALIN CLO BV 1% 07 May 2023	28,790	34,561
MANUF + TRADERS TRUST CO 2.05% 17 Aug 2020	450,000	446,696
MASSACHUSETTS EDUCATIONAL FINA 1% 25 Apr 2038	456,811	459,397
MCKESSON CORP 7.5% 15 Feb 2019	550,000	580,983
MEAD JOHNSON NUTRITION C 3% 15 Nov 2020	75,000	76,123
MEDTRONIC INC 1.375% 01 Apr 2018	400,000	399,588
MEDTRONIC INC 2.5% 15 Mar 2020	800,000	804,735
MERCEDES BENZ MASTER OWNER TRU 1% 16 May 2022	950,000	953,690
MERRILL LYNCH 1% 01 Jul 2020	204,090	163,785
MERRILL LYNCH MORTGAGE INVESTO 1% 25 Feb 2035	38,163	38,942
MERRILL LYNCH MORTGAGE INVESTO 1% 25 Feb 2036	22,280	21,338
METLIFE INC 7.717% 15 Feb 2019	550,000	584,387
MLCC MORTGAGE INVESTORS INC 1% 25 Nov 2029	162,161	158,462
MOF OF CZECH REP T BILL 0.01% 20 Apr 2018	6,000,000	282,150
MOLSON COORS BREWING CO 1.45% 15 Jul 2019	825,000	814,693
MOLSON COORS BREWING CO 1.9% 15 Mar 2019	325,000	323,551
MORGAN STANLEY 1% 14 Feb 2020	825,000	828,288
MORGAN STANLEY 2.5% 21 Apr 2021	1,450,000	1,447,573
MORGAN STANLEY 2.65% 27 Jan 2020	1,100,000	1,104,967
MORGAN STANLEY BAML TRUST 1% 15 Dec 2048	1,435,962	58,525
MORGAN STANLEY MORTGAGE LOAN T 1% 25 Feb 2047	143,364	98,340
MORGAN STANLEY MORTGAGE LOAN T 1% 25 Jan 2035	195,408	181,000
MUFG AMERICAS HLDGS CORP 2.25% 10 Feb 2020	200,000	198,914
MYLAN INC 2.55% 28 Mar 2019	125,000	125,003
NAVIENT CORP 4.875% 17 Jun 2019	100,000	101,690
NAVIENT CORP 5.5% 15 Jan 2019	200,000	203,500
NAVIENT STUDENT LOAN TRUST 1% 25 Jun 2065	1,246,922	1,268,083
NAVIENT STUDENT LOAN TRUST 1% 25 Mar 2066	530,171	542,533
NAVIENT STUDENT LOAN TRUST 1% 27 Sep 2066	400,000	400,677
NBCUNIVERSAL MEDIA LLC 5.15% 30 Apr 2020	950,000	1,012,145
NCUA GUARANTEED NOTES 1% 05 Nov 2020	961,556	965,125
NCUA GUARANTEED NOTES 1% 07 Oct 2020	423,414	424,078
NEG 10.375 UNIT NATL ENERGY 10.375% UNIT FROM REORG	3,671,034	–
NELNET STUDENT LOAN TRUST 1% 22 Jun 2026	44,902	44,854
NEWGATE FUNDING PLC 1% 01 Dec 2050	309,910	397,598
NEXTERA ENERGY CAPITAL 2.3% 01 Apr 2019	100,000	99,946
NEXTERA ENERGY CAPITAL 4.5% 01 Jun 2021	300,000	317,468
NISSAN MASTER OWNER TRUST RECE 1% 17 Oct 2022	900,000	901,787
NISSAN MASTER OWNER TRUST RECE 1.54% 15 Jun 2021	300,000	297,467
NOMURA ASSET ACCEPTANCE CORPOR 1% 25 Aug 2034	13,523	13,318
NORDEA HYPOTEK AB 1% 08 Apr 2022	5,800,000	719,043
NORDEA KREDIT REALKREDIT 2% 01 Oct 2047	5,433,383	882,587
NORDEA KREDIT REALKREDIT 2% 01 Oct 2050	700,000	112,224
NORDEA KREDIT REALKREDIT 2.5% 01 Oct 2037	76,459	13,002
NORDEA KREDIT REALKREDIT 2.5% 01 Oct 2047	897	151
NORDEA KREDIT REALKREDIT 3% 01 Oct 2047	1	–
NORDIC INVESTMENT BANK 1.625% 20 Nov 2020	2,470,000	2,435,072
NORTHERN STATES PWR MINN 2.2% 15 Aug 2020	200,000	199,826
NORTHROP GRUMMAN CORP 2.08% 15 Oct 2020	750,000	743,887
NTT FINANCE CORP 1.9% 21 Jul 2021	400,000	389,952
NV ENERGY INC 6.25% 15 Nov 2020	225,000	247,104
NYKREDIT REALKREDIT AS 1% 01 Jan 2018	7,500,000	1,208,961
NYKREDIT REALKREDIT AS 2% 01 Oct 2037	3,419,445	574,557
NYKREDIT REALKREDIT AS 2% 01 Oct 2047	5,314,859	862,872
NYKREDIT REALKREDIT AS 2.5% 01 Oct 2037	1,067,543	181,991
NYKREDIT REALKREDIT AS 2.5% 01 Oct 2047	180,485	30,301
NYKREDIT REALKREDIT AS 3% 01 Oct 2047	1	–
ONTARIO (PROVINCE OF) 2.4% 02 Jun 2026	100,000	78,757
ONTARIO (PROVINCE OF) 3.15% 02 Jun 2022	500,000	415,013
ONTARIO (PROVINCE OF) 3.5% 02 Jun 2024	500,000	424,558
ONTARIO (PROVINCE OF) 4% 02 Jun 2021	100,000	84,884
OOREDOO TAMWEEL LTD 3.039% 03 Dec 2018	400,000	401,722
OPTION ONE MORTGAGE LOAN TRUST 1% 25 May 2035	200,955	201,594
PACCAR FINANCIAL CORP 1.3% 10 May 2019	125,000	123,656
PARAGON MORTGAGES PLC 1% 15 May 2041	319,352	417,948
PARAGON MORTGAGES PLC 1% 15 Nov 2038	130,567	125,359
PETROBRAS GLOBAL FINANCE 5.999% 27 Jan 2028	467,000	468,168
PETROBRAS GLOBAL FINANCE 7.375% 17 Jan 2027	200,000	220,200

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
PG+E CORP 2.4% 01 Mar 2019	200,000	200,119
PINNACLE WEST CAPITAL 2.25% 30 Nov 2020	175,000	174,172
PNC BANK NA 1.8% 05 Nov 2018	700,000	699,382
PROGRESS ENERGY INC 4.875% 01 Dec 2019	200,000	209,197
PROVINCE OF ALBERTA 1.25% 01 Jun 2020	400,000	314,228
PROVINCE OF ALBERTA 2.35% 01 Jun 2025	400,000	315,052
PROVINCE OF QUEBEC 3% 01 Sep 2023	100,000	82,655
PROVINCE OF QUEBEC 3.5% 01 Dec 2022	300,000	253,349
PUBLIC SERVICE ENTERPRIS 1.6% 15 Nov 2019	450,000	442,587
PUBLIC SERVICE OKLAHOMA 5.15% 01 Dec 2019	300,000	314,152
QUEENSLAND TREASURY CORP 4.25% 21 Jul 2023	100,000	84,583
RAC BOND CO PLC 4.565% 06 May 2046	200,000	292,246
REALKREDIT DANMARK 1% 01 Jan 2018	14,600,000	2,353,444
REALKREDIT DANMARK 2% 01 Oct 2037	583,886	97,959
REALKREDIT DANMARK 2% 01 Oct 2047	5,510,444	895,354
REALKREDIT DANMARK 2.5% 01 Jul 2047	177,491	29,807
REALKREDIT DANMARK 2.5% 01 Oct 2037	1,585,898	269,974
REALKREDIT DANMARK 3% 01 Jul 2046	72,977	12,539
RELIANCE STAND LIFE II 2.15% 15 Oct 2018	200,000	200,165
REPUBLIC OF ARGENTINA 1% 03 Apr 2022	2,300,000	121,567
REPUBLIC OF ARGENTINA 1% 21 Jun 2020	2,290,000	130,162
REPUBLIC OF PERU 8.2% 12 Aug 2026	600,000	228,066
REPUBLIC OF SLOVENIA 4.125% 18 Feb 2019	800,000	817,600
REPUBLIC OF SLOVENIA 5.25% 18 Feb 2024	897,000	1,025,910
REPUBLIC OF SLOVENIA 5.85% 10 May 2023	200,000	230,660
REYNOLDS AMERICAN INC 2.3% 12 Jun 2018	1,500,000	1,501,759
RIVERSIDE CA ELEC REVENUE 7.455% 01 Oct 2030	200,000	268,848
RMAC SECURITIES PLC 1% 12 Jun 2044	191,972	250,194
ROPER TECHNOLOGIES INC 2.8% 15 Dec 2021	200,000	200,352
ROPER TECHNOLOGIES INC 3% 15 Dec 2020	50,000	50,595
ROYAL BK OF SCOTLAND PLC 6.934% 09 Apr 2018	300,000	366,808
ROYAL BK SCOTLND GRP PLC 1% 15 May 2023	400,000	402,627
RYDER SYSTEM INC 2.45% 03 Sep 2019	200,000	200,220
SANTANDER UK GROUP HLDGS 2.875% 16 Oct 2020	99,000	99,327
SANTANDER UK GROUP HLDGS 3.125% 08 Jan 2021	126,000	127,185
SANTANDER UK PLC 1% 14 Mar 2019	500,000	507,437
SANTANDER UK PLC 3.05% 23 Aug 2018	475,000	478,251
SCHLUMBERGER FIN CA 2.2% 20 Nov 2020	275,000	273,393
SCHOLAR FUNDING TRUST 1% 28 Oct 2041	163,359	162,176
SHERWIN WILLIAMS CO 2.25% 15 May 2020	975,000	971,736
SKANDINAVISKA ENSKILDA 1.5% 15 Dec 2021	2,500,000	316,562
SKY PLC 2.625% 16 Sep 2019	200,000	200,389
SLM STUDENT LOAN TRUST 1% 15 Sep 2022	16,091	16,099
SLM STUDENT LOAN TRUST 1% 25 Apr 2023	260,106	262,966
SLM STUDENT LOAN TRUST 1% 25 Apr 2024	248,569	249,280
SLM STUDENT LOAN TRUST 1% 25 Jan 2023	36,338	36,351
SLM STUDENT LOAN TRUST 1% 25 Jan 2028	353,170	354,778
SMALL BUSINESS ADMINISTRATION 5.6% 01 Sep 2028	128,012	138,629
SMALL BUSINESS ADMINISTRATION 5.87% 01 Jul 2028	79,445	86,423
SMITHFIELD FOODS INC 2.65% 03 Oct 2021	225,000	222,015
SOUTHERN CO 1.85% 01 Jul 2019	325,000	323,034
SOUTHERN CO 2.35% 01 Jul 2021	400,000	397,627
SOUTHERN CO 2.75% 15 Jun 2020	200,000	201,266
SOUTHERN POWER CO 1% 20 Dec 2020	100,000	100,210
SOUTHERN POWER CO 2.5% 15 Dec 2021	275,000	272,437
SPAIN LETRAS DEL TESORO 0.01% 16 Feb 2018	1,200,000	1,441,950
STADSHYPOTEK AB 1.5% 15 Dec 2021	4,000,000	506,500
STADSHYPOTEK AB 2.5% 05 Apr 2022	400,000	398,608
STADSHYPOTEK AB 2.5% 18 Sep 2019	1,000,000	127,735
STADSHYPOTEK AB 4.5% 21 Sep 2022	5,000,000	716,243
STATE BOARD OF REGENTS OF THE 1% 25 Jan 2057	414,765	414,628
SUMITOMO MITSUI BANKING 2.45% 16 Jan 2020	600,000	600,191
SUNTRUST BANKS INC 2.5% 01 May 2019	200,000	200,750
SWAN 1% 25 Apr 2041	63,327	50,110
SWEDBANK HYPOTEK AB 1% 15 Jun 2022	3,500,000	433,486
SWEDBANK HYPOTEK AB 1% 15 Sep 2021	1,600,000	199,242
SWEDISH COVERED BOND 1.25% 15 Jun 2022	4,000,000	500,308
SWEDISH COVERED BOND 2% 17 Jun 2026	1,000,000	126,424
SYNCHRONY FINANCIAL 2.6% 15 Jan 2019	325,000	325,615
TELEFONICA EMISIONES SAU 3.192% 27 Apr 2018	800,000	802,841
TERWIN MORTGAGE TRUST 1% 25 Nov 2033	6,069	5,997
TESCO PROPERTY FIN 1 PLC 7.622% 13 Jul 2039	180,374	334,646
TESCO PROPERTY FIN 6 PLC 5.411% 13 Jul 2044	195,262	305,121
TEVA PHARMACEUT FIN BV 3.65% 10 Nov 2021	100,000	95,130
TEVA PHARMACEUTICALS NE 1.7% 19 Jul 2019	200,000	194,319
THQ 5 14DFTESCROW THQ INC 5 08/15/2019 DFT NA ESCROW	290,000	17,845
THRONES 2014 1 PLC.A 1% 15 Nov 2049	177,347	240,582
TIME WARNER CABLE LLC 6.75% 01 Jul 2018	401,000	409,888
TOKYO METROPOLITAN GOVT 2% 17 May 2021	200,000	194,954
TOKYO METROPOLITAN GOVT 2.5% 08 Jun 2022	500,000	494,783
TORONTO DOMINION BANK 2.125% 02 Jul 2019	1,500,000	1,499,827
TORRENS TRUST 1% 14 Jan 2041	45,533	35,616
TRANSCANADA PIPELINES 1.875% 12 Jan 2018	600,000	599,988
TRANSCANADA PIPELINES 3.8% 01 Oct 2020	300,000	311,057
TRILLIUM CREDIT CARD TRUST II 1% 26 May 2021	900,000	902,265
TSY INFL IX N/B 0.125% 15 Apr 2019	3,094,938	3,087,985
TSY INFL IX N/B 0.125% 15 Apr 2022	507,130	503,559
TSY INFL IX N/B 0.125% 15 Jan 2023	3,317,614	3,291,849
TSY INFL IX N/B 0.125% 15 Jul 2022	107,264	107,120
TSY INFL IX N/B 0.125% 15 Jul 2024	727,174	718,630
TSY INFL IX N/B 0.125% 15 Jul 2026	1,234,872	1,206,582
TSY INFL IX N/B 0.25% 15 Jan 2025	697,758	691,582
TSY INFL IX N/B 0.625% 15 Jan 2024	211,432	215,134

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
TSY INFL IX N/B 0.625% 15 Jul 2021	393,998	401,577
TSY INFL IX N/B 0.75% 15 Feb 2045	146,650	147,385
TSY INFL IX N/B 0.875% 15 Feb 2047	20,437	21,237
TSY INFL IX N/B 1.25% 15 Jul 2020	147,038	151,826
TSY INFL IX N/B 1.375% 15 Feb 2044	137,591	158,841
TSY INFL IX N/B 2.375% 15 Jan 2027	122,316	143,106
TSY INFL IX N/B 2.5% 15 Jan 2029	436,582	529,590
TSY INFL IX N/B 3.375% 15 Apr 2032	13,897	19,224
TSY INFL IX N/B 3.875% 15 Apr 2029	300,094	409,117
UBS AG 1% 22 May 2023	500,000	503,429
UBS AG LONDON 1% 08 Jun 2020	300,000	301,309
UBS AG LONDON 2.2% 08 Jun 2020	200,000	198,717
UBS AG LONDON 2.45% 01 Dec 2020	575,000	573,267
UK TSY 3 1/4 2044 3.25% 22 Jan 2044	700,000	1,233,180
UK TSY 3.5 2045 3.5% 22 Jan 2045	300,000	554,349
UK TSY 4 1/4 2040 4.25% 07 Dec 2040	900,000	1,791,027
UK TSY 4 3/4 2038 4.75% 07 Dec 2038	100,000	207,431
UNITEDHEALTH GROUP INC 2.3% 15 Dec 2019	1,000,000	1,002,593
US BANK NA CINCINNATI 1.4% 26 Apr 2019	300,000	297,650
US TREASURY N/B 0.75% 28 Feb 2018	1,110,000	1,108,957
US TREASURY N/B 0.75% 31 Aug 2018	12,000,000	11,926,875
US TREASURY N/B 0.75% 31 Oct 2018	10,800,000	10,710,984
US TREASURY N/B 0.875% 31 May 2018	3,680,000	3,671,663
US TREASURY N/B 1.125% 30 Jun 2021	4,030,000	3,902,803
US TREASURY N/B 1.25% 30 Nov 2018	1,360,000	1,353,359
US TREASURY N/B 1.25% 31 Dec 2018	9,800,000	9,745,641
US TREASURY N/B 1.375% 30 Apr 2021	3,990,000	3,903,654
US TREASURY N/B 1.5% 15 Aug 2020	1,460,000	1,443,860
US TREASURY N/B 1.625% 15 May 2026	700,000	659,313
US TREASURY N/B 1.875% 30 Apr 2022	1,400,000	1,383,266
US TREASURY N/B 1.875% 31 Jan 2022	3,390,000	3,354,776
US TREASURY N/B 2.125% 31 Jul 2024	190,000	187,744
US TREASURY N/B 2.75% 15 Nov 2042	3,100,000	3,119,617
US TREASURY N/B 2.875% 15 Aug 2045	1,100,000	1,128,102
US TREASURY N/B 3.125% 15 Feb 2043	100,000	107,434
US TREASURY N/B 3.625% 15 Aug 2043	200,000	233,422
US TREASURY N/B 5.25% 15 Feb 2029	200,000	254,703
VENTAS REALTY LP/CAP CRP 2% 15 Feb 2018	400,000	399,977
VERIZON COMMUNICATIONS 1% 22 May 2020	500,000	502,907
VERIZON COMMUNICATIONS 1.75% 15 Aug 2021	175,000	170,300
VERIZON COMMUNICATIONS 2.625% 21 Feb 2020	470,000	473,970
VERIZON COMMUNICATIONS 2.946% 15 Mar 2022	1,449,000	1,457,826
VERIZON COMMUNICATIONS 3% 01 Nov 2021	200,000	202,236
VERIZON COMMUNICATIONS 3.5% 01 Nov 2021	100,000	102,974
VIACOM INC 2.75% 15 Dec 2019	101,000	100,848
VIRGIN MEDIA SECURED FIN 5% 15 Apr 2027	100,000	137,473
VIRGIN MONEY PLC 2.25% 21 Apr 2020	100,000	137,630
VOLKSWAGEN INTL FIN NV 2.125% 20 Nov 2018	300,000	299,749
WACHOVIA MORTGAGE LOAN TRUST, 1% 20 Oct 2035	128,406	123,616
WACHOVIA STUDENT LOAN TRUST 1% 26 Jan 2026	46,244	46,233
WALGREENS BOOTS ALLIANCE 2.7% 18 Nov 2019	700,000	704,249
WAMU MORTGAGE PASS THROUGH CER 1% 25 Nov 2034	279,486	278,659
WAMU MORTGAGE PASS THROUGH CER 1% 25 Nov 2045	162,536	152,140
WELLS FARGO + COMPANY 1% 24 Jan 2023	100,000	101,987
WELLS FARGO + COMPANY 1.5% 16 Jan 2018	700,000	699,925
WELLS FARGO + COMPANY 2.15% 30 Jan 2020	1,100,000	1,097,588
WELLS FARGO + COMPANY 4.6% 01 Apr 2021	600,000	637,623
WELLS FARGO COMMERCIAL MORTGAG 1.392% 15 Jul 2048	839,080	827,945
WELLS FARGO MORTGAGE BACKED SE 1% 25 Apr 2036	17,153	17,223
WELLS FARGO MORTGAGE BACKED SE 1% 25 Mar 2036	75,917	73,568
WELLTOWER INC 2.25% 15 Mar 2018	500,000	500,193
WESTERN GAS PARTNERS 2.6% 15 Aug 2018	600,000	601,022
WESTPAC BANKING CORP 1% 06 Mar 2020	800,000	803,181
WESTPAC BANKING CORP 1.95% 23 Nov 2018	150,000	149,819
WHITEHORSE LTD 1% 03 Feb 2025	245,553	245,819
WM WRIGLEY JR CO 2.4% 21 Oct 2018	300,000	300,852
WM6.534 49A NA WASH MUTUAL PFD 6.534 03/29/49 144A (NON-ACC)	124	–
WM6.895 49A NA WASH MUTUAL PFD FDG III 6.895 06/49 144A (NON-ACC)	120	–
ZIMMER BIOMET HOLDINGS 3.15% 01 Apr 2022	200,000	200,490

Total Fixed Income Securities		$307,964,565

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
Common Stock
E-COMMODITIES HOLDINGS LTD	1,004,113	$100,246
2U INC	25,647	1,654,488
58.COM INC ADR	12,971	928,334
RREEF CHINA COMMERCIAL TRUST	798,800	–
7 ELEVEN MALAYSIA HOLDINGS B	218,400	83,107
AAMRQ EXP	74,074	145,899
ABB LTD REG	56,328	1,509,787
ABBOTT LABORATORIES	134,545	7,678,483
ABERCROMBIE + FITCH CO CL A	8,127	141,654
ACTIVISION BLIZZARD INC	14,680	929,538
ADECCO GROUP AG REG	8,280	633,426
ADIDAS AG	2,455	492,752
ADOBE SYSTEMS INC	14,667	2,570,245
ADURO BIOTECH INC	44,694	335,205
ADVANCED DRAINAGE SYSTEMS IN	54,570	1,301,495
AEGION CORP	5,724	145,360
AERCAP HOLDINGS NV	13,750	723,388
AERIE PHARMACEUTICALS INC	23,073	1,378,612
AEROJET ROCKETDYNE HOLDINGS	25,045	781,404
AETNA INC	35,650	6,430,904
AFFIMED NV	63,684	82,789
AFLAC INC	89,100	7,821,198
AGCO CORP	73,100	5,221,533
AGEAS	15,111	738,786
AGILENT TECHNOLOGIES INC	26,400	1,768,008
AGIOS PHARMACEUTICALS INC	2,106	120,400
AIA GROUP LTD	1,462,027	12,465,186
AIR LIQUIDE SA	30,819	3,887,634
AIRBUS SE	14,588	1,453,934
ALASKA AIR GROUP INC	12,500	918,875
ALBEMARLE CORP	9,781	1,250,892
ALEXION PHARMACEUTICALS INC	21,044	2,516,652
ALFA LAVAL AB	83,600	1,978,831
ALFRESA HOLDINGS CORP	27,500	646,183
ALIBABA GROUP HOLDING SP ADR	52,958	9,131,548
ALLEGHANY CORP	11,500	6,855,035
ALLERGAN PLC	13,898	2,273,435
ALLETE INC	23,166	1,722,624
ALLIANT ENERGY CORP	83,200	3,545,152
ALLIANZ SE REG	25,780	5,928,195
ALLSCRIPTS HEALTHCARE SOLUTI	88,584	1,288,897
ALLSTATE CORP	36,700	3,842,857
ALPHABET INC CL A	14,158	14,914,037
ALPHABET INC CL C	12,333	12,905,251
ALPS ELECTRIC CO LTD	12,500	357,301
ALROSA PJSC	317,023	412,886
ALTRA INDUSTRIAL MOTION CORP	14,008	706,139
AMAZON.COM INC	13,582	15,883,742
AMBEV SA-ADR	57,290	370,093
AMERICA MOVIL SAB DE C SER L	388,874	336,691
AMERICA MOVIL SPN ADR CL L	26,735	458,505
AMERICAN AIRLINES GROUP INC	56,517	2,940,580
AMERICAN EAGLE OUTFITTERS	18,738	352,274
AMERICAN EXPRESS CO	100	9,931
AMERICAN FINANCIAL GROUP INC	31,300	3,397,302
AMERICAN VANGUARD CORP	8,933	175,743
AMERIPRISE FINANCIAL INC	2,100	355,887
AMERIS BANCORP	18,671	899,942
AMICUS THERAPEUTICS INC	54,261	780,816
AMS AG	8,458	767,686
ANADOLU EFES BIRACILIK VE	95,747	611,108
ANALOG DEVICES INC	100	8,903
ANDEAVOR	14,281	1,632,890
ANGLO AMERICAN PLC	41,595	870,979
ANHEUSER BUSCH INBEV SA/NV	45,196	5,053,502
ANHEUSER-BUSCH INBEV-SPN ADR	15,750	1,757,070
ANIMA HOLDING SPA	59,934	428,934
ANTHEM INC	4,550	1,023,870
AP MOLLER MAERSK A/S B	144	251,752
APOLLO INVESTMENT CORP	86,259	488,226
APPLE INC	49,616	8,396,516
APPLIED MATERIALS INC	56,003	2,862,873
APTARGROUP INC	38,100	3,287,268
APTIV PLC	28,695	2,434,197
ARCBEST CORP	32,962	1,178,392
ARCELORMITTAL	14,450	470,488
ARCH COAL INC A	2,946	274,449
ARCHER DANIELS MIDLAND CO	224,600	9,001,968
ARDAGH GROUP SA	11,400	240,540
ARISTA NETWORKS INC	12,920	3,043,694
ARIZONA MINING INC	122,540	338,392
ARKEMA	6,802	829,444
ARRIS INTERNATIONAL PLC	135,000	3,468,150
ARTHUR J GALLAGHER + CO	91,000	5,758,480
ASM PACIFIC TECHNOLOGY	32,900	458,318
ASML HOLDING NV NY REG SHS	17,341	3,014,213
ASPEN PHARMACARE HOLDINGS LT	95,641	2,143,811
ASPEN TECHNOLOGY INC	8,009	530,196
ASSA ABLOY AB B	53,577	1,115,056
ASSICURAZIONI GENERALI	55,272	1,008,834
ASTRAZENECA PLC	58,120	4,026,223

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
ATLAS COPCO AB A SHS	69,550	3,008,807
ATLASSIAN CORP PLC CLASS A	63,845	2,906,224
ATRICURE INC	61,979	1,130,801
ATTIJARIWAFA BANK	8,056	417,168
AUTONATION INC	83,100	4,265,523
AVERY DENNISON CORP	37,400	4,295,764
AVIVA PLC	144,976	993,329
AXALTA COATING SYSTEMS LTD	70,524	2,282,157
AXCELIS TECHNOLOGIES INC	41,072	1,178,766
AXIS BANK LTD	160,575	1,415,621
AZZ INC	5,904	301,862
BAE SYSTEMS PLC	174,867	1,355,439
BAIDU INC SPON ADR	19,000	4,449,990
BALL CORP	806	30,507
BANC OF CALIFORNIA INC	69,249	1,429,992
BANCA GENERALI SPA	10,631	354,121
BANCA TRANSILVANIA SA	385,255	211,058
BANCO BILBAO VIZCAYA ARGENTA	526,600	4,497,212
BANCO BTG PACTUAL SA UNIT	60,043	343,739
BANCO MACRO SA ADR	1,059	122,717
BANCOLOMBIA S.A. SPONS ADR	4,159	164,946
BANCOLOMBIA SA	15,959	160,312
BANCORPSOUTH BANK	54,882	1,726,039
BANGKOK DUSIT MED SERVICE F	1,428,000	915,778
BANK CENTRAL ASIA TBK PT	773,700	1,248,869
BANK OF IRELAND GROUP PLC	196,381	1,673,103
BANK OF NEW YORK MELLON CORP	2,500	134,650
BANK OF NOVA SCOTIA	27,000	1,748,067
BANK OF NT BUTTERFIELD + SON	32,928	1,194,957
BAWAG GROUP AG	6,885	367,573
BAYER AG REG	50,280	6,279,128
BAYERISCHE MOTOREN WERKE AG	19,570	2,040,475
BB SEGURIDADE PARTICIPACOES	60,800	522,201
BBA AVIATION PLC	220,200	1,041,671
BEACON ROOFING SUPPLY INC	8,947	570,461
BECTON DICKINSON AND CO	24,820	5,312,969
BEIERSDORF AG	30,973	3,641,134
BENEFITFOCUS INC	18,620	502,740
BERKSHIRE HATHAWAY INC CL B	13,742	2,723,939
BEZEQ THE ISRAELI TELECOM CO	752,309	1,139,846
BHP BILLITON PLC	32,800	675,536
BID CORP LTD	24,347	591,939
BIDVEST GROUP LTD	10,260	180,743
BIOGEN INC	21,450	6,833,327
BLACK HILLS CORP	30,231	1,817,185
BLACK KNIGHT INC	56,203	2,481,362
BLACKBAUD INC	7,695	727,101
BLACKHAWK NETWORK HOLDINGS I	19,131	682,020
BLUCORA INC	48,801	1,078,502
BLUE APRON HOLDINGS INC A	81,400	328,042
BLUEBIRD BIO INC	6,704	1,193,982
BLUEPRINT MEDICINES CORP	7,388	557,129
BLUESCOPE STEEL LTD	40,339	484,941
BMC STOCK HOLDINGS INC	74,784	1,891,837
BNP PARIBAS	33,385	2,495,523
BOEING CO/THE	17,500	5,160,925
BOISE CASCADE CO	28,968	1,155,570
BOOKING HOLDINGS INC	3,706	6,440,064
BORGWARNER INC	169,060	8,637,275
BOSTON SCIENTIFIC CORP	126,001	3,123,565
BOX INC CLASS A	53,225	1,124,112
BP PLC	307,443	2,173,875
BRAMBLES LTD	19,665	154,886
BRENNTAG AG	26,341	1,669,130
BRIDGESTONE CORP	13,700	637,023
BRIGHTHOUSE FINANCIAL INC	30,301	1,776,851
BRINKER INTERNATIONAL INC	6,266	243,371
BRITISH AMERICAN TOBACCO PLC	74,073	5,028,148
BRITISH AMERICAN TOB-SP ADR	8,620	577,454
BROADCOM LTD	6,950	1,785,455
BT GROUP PLC	447,160	1,643,501
BUFFALO WILD WINGS INC	2,177	340,374
BUZZI UNICEM SPA	36,603	988,940
BWX TECHNOLOGIES INC	28,387	1,717,130
C+J ENERGY SERVICES INC	14,797	495,256
CACI INTERNATIONAL INC CL A	11,824	1,564,906
CAIXABANK S.A	464,439	2,168,889
CALITHERA BIOSCIENCES INC	33,976	283,700
CALLON PETROLEUM CO	99,361	1,207,236
CALTEX AUSTRALIA LTD	14,346	382,066
CANADIAN NATL RAILWAY CO	48,901	4,034,333
CANADIAN NATURAL RESOURCES	43,893	1,573,625
CANADIAN PACIFIC RAILWAY LTD	2,000	365,520
CAPEVIN HOLDINGS LTD	52,483	38,324
CAPGEMINI SE	7,835	930,384
CARDIOVASCULAR SYSTEMS INC	56,594	1,340,712
CARDTRONICS PLC A	21,173	392,124
CAROLINA FINANCIAL CORP	11,600	430,940
CARPENTER TECHNOLOGY	27,387	1,396,463
CASTLIGHT HEALTH INC-B	18,710	70,163
CAVIUM INC	10,363	868,730
CBOE GLOBAL MARKETS INC	15,025	1,871,965
CBS CORP CLASS B NON VOTING	125,809	7,422,731

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
CELANESE CORP SERIES A	48,600	5,204,088
CELGENE CORP	52,238	5,451,558
CENTRAL GARDEN AND PET CO A	23,313	879,133
CENTRAL PATTANA PUB CO FOREI	542,912	1,420,167
CERVED INFORMATION SOLUTIONS	19,521	248,473
CHAPARRAL ENERGY INC CLASS A	14,748	349,380
CHARTER COMMUNICATIONS INC A	8,081	2,714,893
CHECK POINT SOFTWARE TECH	38,300	3,968,646
CHEESECAKE FACTORY INC/THE	6,110	294,380
CHEFS WAREHOUSE INC/THE	24,900	510,450
CHESAPEAKE UTILITIES CORP	15,684	1,231,978
CHICO S FAS INC	57,165	504,195
CHINA MENGNIU DAIRY CO	301,000	895,226
CHINA MOBILE LTD	88,198	894,131
CHINA OVERSEAS LAND + INVEST	259,251	834,068
CHUBB LTD	1,100	160,743
CHURCHILL DOWNS INC	3,162	735,797
CIA BRASILEIRA DE DIS SP PRF	6,798	160,229
CIE FINANCIERE RICHEMONT REG	6,878	623,220
CIENA CORP	56,848	1,189,829
CIGNA CORP	27,314	5,547,200
CIMAREX ENERGY CO	65,012	7,932,114
CINEMARK HOLDINGS INC	143,100	4,982,742
CINTAS CORP	17,219	2,683,237
CIRCOR INTERNATIONAL INC	9,726	473,462
CITIGROUP INC	103,435	7,696,598
CITIZENS FINANCIAL GROUP	155,100	6,511,098
CITY DEVELOPMENTS LTD	58,600	547,676
CK INFRASTRUCTURE HOLDINGS L	122,000	1,047,971
CLEAN HARBORS INC	48,733	2,641,329
CLOETTA AB B SHS	327,131	1,186,661
CLOUDERA INC	29,423	486,068
CME GROUP INC	21,346	3,117,583
CNH INDUSTRIAL NV	17,100	229,361
COBIZ FINANCIAL INC	41,074	821,069
COCA COLA ICECEK AS	39,004	352,019
COFACE SA	79,555	851,551
COGNIZANT TECH SOLUTIONS A	11,852	841,729
COHEN + STEERS INC	19,306	912,981
COHERENT INC	2,873	810,818
COLFAX CORP	60,628	2,402,457
COLUMBIA SPORTSWEAR CO	8,619	619,534
COMCAST CORP CLASS A	87,754	3,514,548
COMMERCIAL INTERNATIONAL BAN	25,502	111,446
COMMERCIAL INTL BANK GDR REG	20,584	89,437
COMMERCIAL METALS CO	42,799	912,475
COMMONWEALTH BANK OF AUSTRALIA	39,074	2,455,330
COMMSCOPE HOLDING CO INC	14,410	545,130
COMPASS GROUP PLC	65,821	1,424,630
CONCHO RESOURCES INC	18,800	2,824,136
CONSTELLATION BRANDS INC A	5,500	1,257,135
CONTINENTAL AG	1,588	429,141
CONTINENTAL BUILDING PRODUCT	44,705	1,258,446
COSTAR GROUP INC	400	118,780
COSTCO WHOLESALE CORP	100	18,612
COTY INC CL A	105,089	2,090,220
CP ALL PCL FOREIGN	395,000	933,262
CRAY INC	10,018	242,436
CREDICORP LTD	5,212	1,081,125
CRH PLC	9,858	354,592
CRODA INTERNATIONAL PLC	15,039	900,019
CROSS COUNTRY HEALTHCARE INC	86,124	1,098,942
CROWN HOLDINGS INC	92,478	5,201,888
CSL LTD	14,600	1,613,560
CSX CORP	3,200	176,032
CTRIP.COM INTERNATIONAL ADR	9,640	425,124
CURTISS WRIGHT CORP	12,592	1,534,335
DABUR INDIA LTD	49,669	272,167
DAIFUKU CO LTD	1,900	103,560
DAIMLER AG REGISTERED SHARES	10,325	877,797
DAITO TRUST CONSTRUCT CO LTD	12,230	2,494,312
DAIWA HOUSE INDUSTRY CO LTD	23,700	910,341
DANAHER CORP	22,475	2,086,087
DANGOTE CEMENT PLC	1,291,327	821,427
DARDEN RESTAURANTS INC	47,900	4,599,358
DASSAULT SYSTEMES SA	52,496	5,584,466
DAVE + BUSTER S ENTERTAINMEN	20,251	1,117,248
DAVIDE CAMPARI MILANO SPA	102,757	795,253
DBS GROUP HOLDINGS LTD	304,576	5,663,509
DECKERS OUTDOOR CORP	8,192	657,408
DEL TACO RESTAURANTS INC	28,161	341,311
DELIVERY HERO AG	9,496	376,292
DELPHI TECHNOLOGIES PLC	10,326	541,805
DELTA AIR LINES INC	11,700	655,200
DENTSPLY SIRONA INC	78,456	5,164,758
DEUTSCHE POST AG REG	1,184	56,514
DEVON ENERGY CORP	192,002	7,948,883
DEXCOM INC	11,420	655,394
DHT HOLDINGS INC	165,720	594,935
DIAMONDBACK ENERGY INC	17,622	2,224,778
DISCO CORP	1,100	244,802
DISCOVER FINANCIAL SERVICES	113,879	8,759,840
DISTELL GROUP LTD	15,576	178,470

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
DOLLAR GENERAL CORP	45,819	4,261,801
DOMINO S PIZZA ENTERPRISES L	2,966	108,337
DOMINO S PIZZA GROUP PLC	26,432	123,608
DOMINO S PIZZA INC	3,367	636,763
DOWDUPONT INC	31,138	2,217,648
DSV A/S	33,727	2,657,734
DSW INC CLASS A	11,634	249,084
DTE ENERGY COMPANY	39,100	4,279,886
DXC TECHNOLOGY CO	77,980	7,400,302
E MART INC	1,911	483,752
E TRADE FINANCIAL CORP	114,200	5,660,894
E.ON SE	198,124	2,155,678
EAST JAPAN RAILWAY CO	4,700	458,735
EASTMAN CHEMICAL CO	63,564	5,888,569
EBAY INC	130,569	4,927,674
EDENRED	35,367	1,026,893
EDITA FOOD INDUSTRIES SAE	133,263	120,671
EDWARDS LIFESCIENCES CORP	18,426	2,076,794
EISAI CO LTD	41,200	2,346,553
ELECTRONIC ARTS INC	41,428	4,352,426
EMBOTELLADORA ANDINA ADR B	6,031	180,930
ENDOLOGIX INC	78,567	420,333
ENERGEN CORP	60,800	3,500,256
ENERPLUS CORP	34,054	333,389
ENGIE BRASIL ENERGIA SA	14,854	159,014
ENI SPA	69,235	1,147,296
ENQUEST PLC	1,058,628	408,137
ENSCO PLC CL A	68,088	402,400
ENSIGN GROUP INC/THE	15,044	332,969
ENTEGRIS INC	29,300	892,185
ENVISION HEALTHCARE CORP	69,167	2,390,412
EPAM SYSTEMS INC	17,230	1,851,019
EQUITY GROUP HOLDINGS LTD	920,363	356,557
ESTERLINE TECHNOLOGIES CORP	7,374	550,838
ETSY INC	18,813	384,726
EVERCORE INC A	6,052	544,680
EXLSERVICE HOLDINGS INC	30,224	1,824,018
EXPEDIA INC	11,611	1,390,649
EXPERIAN PLC	46,238	1,023,293
EXTRACTION OIL + GAS INC	15,954	228,302
EZAKI GLICO CO LTD	6,700	334,257
FABRINET	1,216	34,899
FACEBOOK INC A	99,940	17,635,412
FANUC CORP	25,478	6,120,148
FARMER BROS CO	64,008	2,057,857
FASTENAL CO	4,377	239,378
FCMB GROUP PLC	5,815,732	23,748
FEDEX CORP	21,542	5,375,591
FERRARI NV	4,400	461,296
FERRO CORP	62,183	1,466,897
FERROGLOBE PLC	47,495	769,419
FIAT CHRYSLER AUTOMOBILES NV	12,595	225,500
FIDELITY NATIONAL INFO SERV	79,958	7,523,248
FIDELITY SOUTHERN CORP	15,400	335,720
FIRST BANCSHARES INC/MS	8,200	280,440
FIRST BUSINESS FINANCIAL SER	6,200	137,144
FIRST QUANTUM MINERALS LTD	75,241	1,057,500
FIRST REPUBLIC BANK/CA	44,843	3,885,198
FIRSTCASH INC	19,762	1,332,947
FISERV INC	11,200	1,468,656
FIVE POINT HOLDINGS LLC CL A	51,977	732,936
FIVE PRIME THERAPEUTICS INC	10,499	230,138
FLEETCOR TECHNOLOGIES INC	6,020	1,158,490
FLEX LTD	325,000	5,846,293
FNF GROUP	148,600	5,831,064
FORD MOTOR CO	278,246	3,475,293
FORESCOUT TECHNOLOGIES INC	4,466	142,421
FORTIVE CORP	14,950	1,081,633
FORTUNE BRANDS HOME + SECURI	34,442	2,357,210
FRANKLIN RESOURCES INC	52,332	2,267,546
FRESENIUS MEDICAL CARE AG +	24,410	2,572,966
FRESH DEL MONTE PRODUCE INC	31,167	1,485,731
FUCHS PETROLUB SE	9,900	479,915
FUJI MACHINE MFG CO LTD	14,800	284,439
FUYAO GLASS INDUSTRY GROUP H	64,600	272,290
G1 THERAPEUTICS INC	17,389	344,998
GAM HOLDING AG	12,434	200,960
GARDNER DENVER HOLDINGS INC	51,748	1,755,810
GARTNER INC	19,145	2,357,707
GASTAR EXPLORATION LTD	109,186	114,645
GENERAC HOLDINGS INC	2,359	116,802
GENTING SINGAPORE PLC	403,053	395,091
GENWORTH MORTGAGE INSURANCE	218,310	512,254
GKN PLC	419,432	1,812,233
GLENCORE PLC	223,241	1,177,758
GLOBAL BLOOD THERAPEUTICS IN	13,184	518,790
GLOBAL PAYMENTS INC	64,426	6,458,062
GLOBAL PORTS INV GDR REG S	15,782	59,972
GLOBANT SA	17,969	834,840
GLOBUS MEDICAL INC A	47,991	1,972,430
GLYCOMIMETICS INC	28,221	473,831
GMO PAYMENT GATEWAY INC	7,700	637,053
GODREJ CONSUMER PRODUCTS LTD	1,279	20,038

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
*GOLDMAN SACHS GROUP INC	537,439	136,917,960
GOODYEAR TIRE + RUBBER CO	73,075	2,361,053
GRANITE CONSTRUCTION INC	41,418	2,627,144
GREENBRIER COMPANIES INC	6,428	342,612
GREENYARD NV	7,363	177,758
GRIFOLS SA	27,000	791,898
GRIFOLS SA ADR	35,500	813,660
GROUPON INC	138,084	704,228
GRUBHUB INC	14,122	1,013,960
GRUPO FINANCIERO BANORTE O	448,157	2,472,188
GRUPO FINANCIERO INBURSA O	242,854	399,554
GS RETAIL CO LTD	9,958	374,861
GTY TECHNOLOGY HOLDINGS INC	3,141	32,352
GUARANTY TRUST BANK	1,423,847	161,172
GUARANTY TRUST BANK GDR REGS	92,805	537,341
GUIDEWIRE SOFTWARE INC	31,703	2,354,265
HAKUHODO DY HOLDINGS INC	18,600	241,561
HAMILTON LANE INC CLASS A	22,651	801,619
HANESBRANDS INC	86,629	1,811,412
HANSSEM CO LTD	545	91,635
HARMONIC DRIVE SYSTEMS INC	2,110	123,435
HARRIS CORP	20,004	2,833,567
HARTFORD FINANCIAL SVCS GRP	56,336	3,170,511
HASBRO INC	48,900	4,444,521
HCA HEALTHCARE INC	67,500	5,929,200
HDFC BANK LIMITED FOREIGN	41,016	1,202,575
HDFC BANK LTD ADR	16,800	1,708,056
HEINEKEN HOLDING NV	10,521	1,042,147
HEINEKEN NV	17,807	1,858,794
HELIX ENERGY SOLUTIONS GROUP	33,005	248,858
HENDERSON LAND DEVELOPMENT	143,916	948,112
HENGAN INTL GROUP CO LTD	35,381	392,629
HEWLETT PACKARD ENTERPRISE	328,000	4,710,080
HIKMA PHARMACEUTICALS PLC	29,013	445,065
HILLTOP HOLDINGS INC	52,281	1,324,278
HILTON WORLDWIDE HOLDINGS IN	45,455	3,630,036
HITACHI TRANSPORT SYSTEM LTD	45,000	1,173,236
HMS HOLDINGS CORP	82,603	1,400,449
HOLOGIC INC	137,100	5,861,025
HOME DEPOT INC	9,800	1,857,394
HONEYWELL INTERNATIONAL INC	27,531	4,222,154
HOOKER FURNITURE CORP	12,254	520,182
HORIZON BANCORP INDIANA	24,064	668,979
HORMEL FOODS CORP	57,600	2,096,064
HOSTESS BRANDS INC	161,866	2,397,278
HSBC HOLDINGS PLC	320,799	3,328,045
HUB GROUP INC CL A	8,312	398,145
HUBBELL INC	28,100	3,803,054
HUBSPOT INC	19,568	1,730,086
HUMANA INC	4,400	1,091,508
HURON CONSULTING GROUP INC	25,730	1,040,779
HYSTER YALE MATERIALS	825	70,257
IBERDROLA SA	332,721	2,580,973
IBERIABANK CORP	44,891	3,479,053
ICICI BANK LTD SPON ADR	201,980	1,965,265
IHS MARKIT LTD	92,210	4,163,282
II VI INC	16,057	753,876
ILLUMINA INC	8,468	1,850,173
IMCD GROUP NV	13,001	818,516
IMPAX LABORATORIES INC	53,775	895,354
IMPERIAL BRANDS PLC	5,550	237,696
INCYTE CORP	1,300	123,123
INDEPENDENT BANK GROUP INC	22,207	1,501,193
INDUSTRIA DE DISENO TEXTIL	14,254	497,140
INFINEON TECHNOLOGIES AG	97,970	2,686,364
INFOSYS LTD	41,981	684,857
INFOSYS LTD SP ADR	27,966	453,609
ING GROEP NV	129,018	2,374,223
INGERSOLL RAND PLC	61,100	5,449,509
INGEVITY CORP	17,343	1,222,161
INGREDION INC	37,400	5,228,520
INNOGY SE	22,671	889,523
INSTALLED BUILDING PRODUCTS	19,066	1,448,063
INTACT FINANCIAL CORP	6,620	554,718
INTEGRATED DEVICE TECH INC	62,576	1,860,384
INTERCONTINENTAL EXCHANGE IN	98,920	6,979,795
INTERPUBLIC GROUP OF COS INC	165,300	3,332,448
INTERSECT ENT INC	26,285	851,634
INTL FLAVORS + FRAGRANCES	16,800	2,563,848
INTUIT INC	11,766	1,856,439
INTUITIVE SURGICAL INC	6,590	2,404,955
INVESTMENT TECHNOLOGY GROUP	31,603	608,358
IQVIA HOLDINGS INC	47,305	4,631,160
IRISH CONTINENTAL GROUP PLC	200,387	1,385,999
IROBOT CORP	11,204	859,347
ITAU UNIBANCO H SPON PRF ADR	230,505	2,996,565
ITOCHU CORP	16,319	304,650
ITRON INC	26,426	1,802,253
J2 GLOBAL INC	10,626	797,269
JACK IN THE BOX INC	6,560	643,602
JAGGED PEAK ENERGY INC	114,348	1,804,411
JAMBA INC	107,943	870,021
JCDECAUX SA	8,619	347,802

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
JD.COM INC ADR	7,843	324,857
JELD WEN HOLDING INC	52,239	2,056,649
JERONIMO MARTINS	49,980	971,948
JGC CORP	81,000	1,566,791
JOUNCE THERAPEUTICS INC	16,700	212,925
JPMORGAN CHASE + CO	73,512	7,861,373
JSR CORP	9,890	194,727
JUNIPER NETWORKS INC	117,756	3,356,046
JUST EAT PLC	73,456	776,061
JXTG HOLDINGS INC	29,040	187,413
KAISER ALUMINUM CORP	9,198	982,806
KALA PHARMACEUTICALS INC	18,912	349,683
KARYOPHARM THERAPEUTICS INC	32,210	309,216
KEMPER CORP	14,521	1,000,497
KENNEDY WILSON HOLDINGS INC	69,252	1,201,522
KERING	2,824	1,332,687
KERRY PROPERTIES LTD	52,500	236,063
KEYENCE CORP	6,048	3,388,813
KEYSIGHT TECHNOLOGIES IN	109,400	4,551,040
KIMBERLY CLARK CORP	30,902	3,728,635
KIMBERLY CLARK DE MEXICO A	22,210	39,299
KIWOOM SECURITIES CO LTD	2,840	232,389
KLA TENCOR CORP	20,000	2,101,400
KNIGHT SWIFT TRANSPORTATION	77,173	3,374,004
KOBE STEEL LTD	42,000	389,614
KOMERCNI BANKA AS	1,634	70,325
KONINKLIJKE KPN NV	214,300	748,320
KOSMOS ENERGY LTD	31,757	217,535
KOTAK MAHINDRA BANK LTD FOR	90,120	1,425,344
KUBOTA CORP	96,900	1,900,582
KYUSHU ELECTRIC POWER CO INC	35,000	366,933
L’OREAL	17,900	3,975,375
LAKELAND BANCORP INC	93,266	1,795,371
LAM RESEARCH CORP	900	165,663
LANDSTAR SYSTEM INC	34,700	3,612,270
LAS VEGAS SANDS CORP	8,598	597,475
LEG IMMOBILIEN AG	6,853	784,149
LEGACYTEXAS FINANCIAL GROUP	20,758	876,195
LENTA LTD REG S	51,015	296,907
LIBERTY GLOBAL PLC C	133,614	4,521,498
LIBERTY GLOBAL PLC A	30,614	1,097,206
LIBERTY GLOBAL PLC LILAC A	22,059	444,489
LIBERTY GLOBAL PLC LILAC C	29,331	583,394
LIBERTY INTERACTIVE CORP Q A	156,881	3,831,034
LIBERTY MEDIA CORP BRAVES C	52,775	1,172,661
LINDBLAD EXPEDITIONS HOLDING	110,202	1,078,878
LINDE AG TENDER	12,795	2,990,649
LINX SA	42,100	271,859
LKQ CORP	134,167	5,456,572
LOEWS CORP	59,255	2,964,528
LOJAS AMERICANAS SA	77,500	306,766
LOMA NEGRA CIA IND SPON ADR	5,253	121,029
LONGTOP FINANCIAL-SPON ADR	38,622	–
LOUISIANA PACIFIC CORP	18,148	476,566
LOWE S COS INC	6,860	637,568
LOXO ONCOLOGY INC	12,367	1,041,054
LUMENTUM HOLDINGS INC	4,092	200,099
LUNDIN MINING CORP	53,727	358,480
LVMH MOET HENNESSY LOUIS VUI	13,806	4,068,302
M/I HOMES INC	17,398	598,491
M3 INC	117,000	4,118,109
MAGNA INTERNATIONAL INC	11,783	669,956
MAGNIT PJSC	12,668	1,393,956
MAKINO MILLING MACHINE CO	15,000	151,931
MANTECH INTERNATIONAL CORP A	16,692	837,771
MARKEL CORP	4,600	5,239,998
MARRIOTT INTERNATIONAL CL A	15,057	2,043,687
MARSH + MCLENNAN COS	73,355	5,970,363
MASTERCARD INC A	77,397	11,714,810
MATADOR RESOURCES CO	10,279	319,985
MATCH GROUP INC	25,797	807,704
MAXIM INTEGRATED PRODUCTS	26,516	1,386,256
MAXIMUS INC	59,800	4,280,484
MB FINANCIAL INC	63,276	2,817,048
MBIA INC	93,836	686,880
MCBC HOLDINGS INC	21,663	481,352
MCDONALD S CORP	5,200	895,024
MEDIATEK INC	35,644	352,146
MEDICLINIC INTERNATIONAL PLC	144,980	1,273,810
MEDIPAL HOLDINGS CORP	28,800	564,240
MEDTRONIC PLC	52,287	4,222,175
MEG ENERGY CORP	82,000	336,390
MEGACABLE HOLDINGS CPO	95,374	389,968
MELCO RESORTS + ENTERT ADR	27,031	784,980
MERCK + CO. INC.	300	16,881
MERSANA THERAPEUTICS INC	5,800	95,294
METHANEX CORP	19,325	1,174,661
METLIFE INC	88,548	4,476,987
MGIC INVESTMENT CORP	244,772	3,453,733
MGM RESORTS INTERNATIONAL	63,690	2,126,609
MICHELIN (CGDE)	1,475	211,745
MICROCHIP TECHNOLOGY INC	5,900	518,492
MICROSOFT CORP	292,468	25,017,713

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
MILACRON HOLDINGS CORP	117,966	2,257,869
MINEBEA MITSUMI INC	39,600	830,668
MITSUBISHI CORP	19,447	537,404
MITSUBISHI ELECTRIC CORP	45,081	748,949
MITSUBISHI HEAVY INDUSTRIES	14,140	528,446
MITSUI + CO LTD	16,675	271,182
MKS INSTRUMENTS INC	12,147	1,147,892
MOLSON COORS BREWING CO B	55,472	4,552,587
MONARCH CASINO + RESORT INC	20,978	940,234
MONOLITHIC POWER SYSTEMS INC	7,450	837,082
MONOTARO CO LTD	47,000	1,501,997
MONRO INC	12,495	711,590
MONSTER BEVERAGE CORP	34,859	2,206,226
MOOG INC CLASS A	8,514	739,441
MORGAN STANLEY	198,242	10,401,758
MOSCOW EXCHANGE MICEX RTS PJ	102,830	193,974
MOTOROLA SOLUTIONS INC	80,856	7,304,531
MTN GROUP LTD	44,059	486,144
MUELLER WATER PRODUCTS INC A	20,842	261,150
MURATA MANUFACTURING CO LTD	3,400	456,352
MUSASHI SEIMITSU INDUSTRY CO	6,800	217,323
MYOKARDIA INC	39,500	1,662,950
NANOSTRING TECHNOLOGIES INC	59,966	447,946
NASPERS LTD N SHS	35,162	9,801,621
NATIONAL VISION HOLDINGS INC	4,850	196,959
NATIXIS	31,766	251,602
NAVER CORP	1,357	1,102,788
NESTLE NIGERIA PLC	49,637	214,541
NESTLE SA REG	42,368	3,643,344
NESTLE SA SPONS ADR	66,200	5,691,214
NETFLIX INC	8,700	1,670,052
NETGEAR INC	15,458	908,158
NEUROCRINE BIOSCIENCES INC	7,597	589,451
NEW YORK TIMES CO A	54,862	1,014,947
NEW ZEALAND REFINING CO LTD	276,117	520,392
NEXITY	8,103	482,807
NEXON CO LTD	23,400	681,332
NEXTERA ENERGY INC	1,400	218,666
NGK SPARK PLUG CO LTD	29,900	726,996
NICOLET BANKSHARES INC	7,000	383,180
NIDEC CORP	5,000	701,731
NIGERIAN BREWERIES PLC	619,355	232,258
NINTENDO CO LTD	2,513	918,868
NIPPON TELEGRAPH + TELEPHONE	13,600	639,979
NIPPON TELEVISION HOLDINGS	29,300	502,509
NIPPON THOMPSON CO LTD	15,600	124,772
NLEY US	27,154	–
NMI HOLDINGS INC CLASS A	65,674	1,116,458
NORTHERN DYNASTY MINERALS	117,924	208,725
NORTHROP GRUMMAN CORP	1,499	460,058
NORWEGIAN CRUISE LINE HOLDIN	2,600	138,450
NOVARTIS AG REG	41,089	3,474,329
NOVATEK PJSC SPONS GDR REG S	6,926	832,505
NRG YIELD INC CLASS C	80,277	1,517,235
NTT DOCOMO INC	71,700	1,693,686
NUANCE COMMUNICATIONS INC	158,288	2,589,894
NUTANIX INC A	29,856	1,053,320
O REILLY AUTOMOTIVE INC	100	24,054
OASIS PETROLEUM INC	61,473	516,988
OCEANFIRST FINANCIAL CORP	34,046	893,708
ODONTOPREV S.A.	74,500	357,329
OKTA INC	15,459	395,905
OLD DOMINION FREIGHT LINE	20,000	2,631,000
OLYMPUS CORP	12,700	487,031
OMNOVA SOLUTIONS INC	142,656	1,426,560
ONO PHARMACEUTICAL CO LTD	82,900	1,932,494
OPAP SA	28,015	353,224
ORASURE TECHNOLOGIES INC	7,000	132,020
ORBCOMM INC	121,868	1,240,616
ORORA LTD	168,005	445,463
OTONOMY INC	36,303	201,482
OTP BANK PLC	16,206	672,500
OWENS CORNING	40,600	3,732,764
PACCAR INC	78,000	5,544,240
PACIFIC BIOSCIENCES OF CALIF	82,967	219,033
PACIFIC PREMIER BANCORP INC	28,295	1,131,800
PACKAGING CORP OF AMERICA	30,200	3,640,610
PAPA JOHN S INTL INC	24,176	1,356,515
PARK24 CO LTD	55,500	1,328,748
PARKER HANNIFIN CORP	34,123	6,810,268
PARSLEY ENERGY INC CLASS A	170,100	5,007,744
PATTERN ENERGY GROUP INC A	20,578	442,221
PAYLOCITY HOLDING CORP	10,899	513,997
PAYPAL HOLDINGS INC	168,268	12,387,890
PDC ENERGY INC	81,869	4,219,528
PEGASYSTEMS INC	10,880	512,992
PENUMBRA INC	8,261	777,360
PEPSICO INC	32,865	3,941,171
PERFORMANCE FOOD GROUP CO	66,035	2,185,759
PERRIGO CO PLC	49,000	4,270,840
PERSIMMON PLC	22,682	840,102
PFIZER INC	149,973	5,432,022
PGT INNOVATIONS INC	18,323	308,743

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
PHILIP MORRIS INTERNATIONAL	56,016	5,918,090
PICK N PAY STORES LTD	104,154	585,214
PLATINUM GROUP METALS LTD	15,850	4,807
PNC FINANCIAL SERVICES GROUP	28,576	4,123,231
PNM RESOURCES INC	37,838	1,530,547
POLYONE CORPORATION	44,092	1,918,002
PORTOLA PHARMACEUTICALS INC	25,251	1,229,219
PPLA PARTICIPATIONS LTD	6,371	2,574
PRA HEALTH SCIENCES INC	25,074	2,283,489
PRAXAIR INC	19,132	2,959,338
PRICESMART INC	3,600	309,960
PROCTER + GAMBLE CO/THE	50,962	4,682,389
PROGRESSIVE CORP	80,269	4,520,750
PROOFPOINT INC	22,135	1,965,809
PROPETRO HOLDING CORP	53,735	1,083,298
PRUDENTIAL PLC	47,166	1,215,781
PUREGOLD PRICE CLUB INC	47,000	47,075
QBE INSURANCE GROUP LTD	41,140	343,657
QUANTA SERVICES INC	157,000	6,140,270
QUANTENNA COMMUNICATIONS INC	31,770	387,594
QUEST DIAGNOSTICS INC	61,000	6,008,428
QUOTIENT TECHNOLOGY INC	25,786	302,986
RA PHARMACEUTICALS INC	22,977	195,305
RAMBUS INC	55,346	787,020
RANDGOLD RESOURCES LTD	3,394	340,210
RANGER ENERGY SERVICES INC	4,144	38,282
RAYTHEON COMPANY	100	18,785
RED HAT INC	11,145	1,338,515
REGAL ENTERTAINMENT GROUP A	19,641	451,939
REGENERON PHARMACEUTICALS	3,213	1,207,959
RELIANCE STEEL + ALUMINUM	96,300	8,261,577
REMY COINTREAU	6,258	867,937
RENTOKIL INITIAL PLC	44,860	192,976
REPUBLIC SERVICES INC	51,700	3,495,437
REXNORD CORP	23,037	599,423
RIGEL PHARMACEUTICALS INC	56,900	220,772
RINGCENTRAL INC CLASS A	11,159	540,096
RIO TINTO PLC	13,857	738,930
ROCHE HOLDING AG GENUSSCHEIN	15,090	3,817,019
ROGERS CORP	11,967	1,937,483
ROPER TECHNOLOGIES INC	13,477	3,490,543
ROSS STORES INC	18,100	1,452,525
ROYAL CARIBBEAN CRUISES LTD	8,100	966,168
ROYAL DUTCH SHELL PLC B SHS	156,722	5,318,162
RSA INSURANCE GROUP PLC	35,179	300,997
RUMO SA	109,616	428,603
S+P GLOBAL INC	27,983	4,740,320
SABRE CORP	32,482	665,881
SAFRAN SA	15,786	1,628,496
SAILPOINT TECHNOLOGIES HOLDI	14,463	209,714
SALESFORCE.COM INC	31,058	3,175,059
SAMSONITE INTERNATIONAL SA	34,500	158,437
SAMSUNG ELECTR GDR	2,310	2,767,380
SAMSUNG ELECTRO REGS GDR PFD	3,275	3,229,150
SAMSUNG ELECTRONICS CO LTD	957	2,277,741
SAMSUNG FIRE + MARINE INS	7,257	1,809,929
SANDVIK AB	34,674	608,568
SANNE GROUP PLC	22,612	248,072
SAP SE SPONSORED ADR	34,050	3,825,858
SASOL LTD	43,850	1,516,615
SBERBANK OF RUSSIA PJSC	491,682	1,923,300
SCHLUMBERGER LTD	38,640	2,603,950
SCHNEIDER ELECTRIC SE	16,588	1,411,451
SCHWAB (CHARLES) CORP	132,630	6,813,203
SCHWEITZER MAUDUIT INTL INC	22,378	1,015,066
SCIENCE APPLICATIONS INTE	14,452	1,106,590
SCSK CORP	5,000	230,803
SEALED AIR CORP	10,101	497,979
SELECT ENERGY SERVICES INC A	17,558	320,258
SEMEN INDONESIA PERSERO TBK	68,276	49,820
SEMGROUP CORP CLASS A	47,180	1,424,836
SEMPRA ENERGY	1,200	128,304
SENKO GROUP HOLDINGS CO LTD	34,300	247,849
SERVICENOW INC	20,141	2,626,185
SES	70,858	1,106,973
SEVEN & I HOLDINGS CO LTD	84,547	3,513,476
SEVEN + I HOLDINGS CO LTD	27,875	1,158,798
SHERWIN WILLIAMS CO/THE	2,372	972,615
SHIN ETSU CHEMICAL CO LTD	9,752	991,215
SHINHAN FINANCIAL GROUP LTD	31,499	1,453,506
SHIRE PLC	55,250	2,914,838
SHIRE PLC ADR	11,630	1,804,046
SIEMENS AG REG	11,399	1,589,852
SILICON LABORATORIES INC	16,101	1,421,718
SILTRONIC AG	2,854	415,705
SILVER RUN ACQUISITION CORP	78,261	817,436
SIMPLY GOOD FOODS CO/THE	114,406	1,495,846
SKECHERS USA INC CL A	15,527	587,542
SMC CORP	800	329,374
SMITH (A.O.) CORP	19,387	1,188,035
SMITH + NEPHEW PLC	37,572	654,633
SMURFIT KAPPA GROUP PLC	37,137	1,257,108
SOLAR CAPITAL LTD	37,240	752,620

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
SOLARIS OILFIELD INFRAST A	19,752	422,890
SONIC CORP	4,412	121,242
SONOVA HOLDING AG REG	10,710	1,672,716
SONY CORP	22,100	997,198
SONY FINANCIAL HOLDINGS INC	36,890	653,639
SOUTHWEST GAS HOLDINGS INC	11,684	940,328
SPIRIT AIRLINES INC	26,045	1,168,118
SRC ENERGY INC	91,113	777,194
SSE PLC	53,515	955,580
STANDARD BANK GROUP LTD	34,094	538,839
STANLEY BLACK + DECKER INC	9,389	1,593,219
STARBUCKS CORP	600	34,458
STATE AUTO FINANCIAL CORP	20,758	604,473
STATE STREET CORP	15,300	1,493,433
STERLING BANCORP/DE	102,651	2,525,215
STEVEN MADDEN LTD	21,748	1,015,632
STRYKER CORP	17,158	2,656,745
SUMCO CORP	33,328	854,428
SUMITOMO MITSUI FINANCIAL GR	57,000	2,463,169
SUMITOMO OSAKA CEMENT CO LTD	59,000	284,394
SUMMIT MATERIALS INC CL A	34,402	1,081,598
SUN PHARMACEUTICAL INDUS	103,645	925,502
SUNCOR ENERGY INC	43,366	1,597,303
SUNTRUST BANKS INC	122,100	7,886,439
SUZUKEN CO LTD	12,000	493,742
SVB FINANCIAL GROUP	7,490	1,750,937
SYDNEY AIRPORT	67,509	372,255
SYMANTEC CORP	130,148	3,651,953
SYMRISE AG	24,780	2,131,112
SYNDAX PHARMACEUTICALS INC	32,269	282,676
SYNEOS HEALTH INC	22,800	994,677
SYNOPSYS INC	35,100	2,991,924
SYSCO CORP	94,700	5,751,131
SYSMEX CORP	41,800	3,291,309
TABLEAU SOFTWARE INC CL A	36,320	2,513,344
TAIHEIYO CEMENT CORP	7,732	333,921
TAIWAN SEMICONDUCTOR MANUFAC	401,596	3,097,141
TAIWAN SEMICONDUCTOR SP ADR	107,800	4,274,270
TAKE TWO INTERACTIVE SOFTWRE	38,738	4,252,658
TAPESTRY INC	900	39,807
TARSUS GROUP PLC	89,456	395,708
TATA CONSULTANCY SVCS LTD	10,277	434,733
TD AMERITRADE HOLDING CORP	82,162	4,200,943
TECHTRONIC INDUSTRIES CO LTD	25,500	166,199
TEGNA INC	70,588	993,879
TELADOC INC	53,939	1,879,774
TELENET GROUP HOLDING NV	19,225	1,341,030
TELESITES SAB DE CV	146,676	111,850
TELEVISION FRANCAISE (T.F.1)	34,568	509,941
TENARIS SA ADR	39,200	1,248,912
TENCENT HOLDINGS LTD UNS ADR	82,772	4,297,522
TERNIUM SA SPONSORED ADR	6,585	208,020
TESLA INC	3,585	1,116,190
TEVA PHARMACEUTICAL SP ADR	69,947	1,325,496
TEXAS CAPITAL BANCSHARES INC	9,305	827,215
TEXAS INSTRUMENTS INC	5,300	553,532
TEXAS ROADHOUSE INC	7,492	394,679
TEXTRON INC	111,700	6,321,103
THAI BEVERAGE PCL	1,082,909	745,493
THERMO FISHER SCIENTIFIC INC	28,593	5,429,239
TIFFANY + CO	48,900	5,083,155
TINGYI (CAYMAN ISLN) HLDG CO	524,000	1,018,849
TJX COMPANIES INC	59,550	4,553,193
T-MOBILE US INC	23,727	1,506,902
TOKIO MARINE HOLDINGS INC	32,420	1,479,549
TOKYO ELECTRON LTD	6,500	1,177,097
TOKYO OHKA KOGYO CO LTD	9,080	392,137
TOPBUILD CORP	59,550	4,510,317
TOTAL SA	32,310	1,786,447
TOTVS SA	35,867	323,193
TOWNE BANK	7,234	222,446
TRANSCANADA CORP	14,300	698,251
TRANSURBAN GROUP	65,137	633,270
TREASURY WINE ESTATES LTD	49,720	620,660
TREVENA INC	99,212	158,739
TRI POINTE GROUP INC	64,620	1,158,646
TRINET GROUP INC	57,998	2,571,631
TRIPADVISOR INC	80,552	2,775,822
TRIUMPH BANCORP INC	67,302	2,120,113
TRUPANION INC	25,306	740,707
TULLOW OIL PLC	294,215	822,267
TURKIYE GARANTI BANKASI	469,260	1,326,740
TURKIYE GARANTI BANKASI ADR	480,800	1,360,664
TWENTY FIRST CENTURY FOX B	27,256	929,975
UBM PLC	50,677	512,093
UBS GROUP AG REG	73,940	1,361,194
UCB SA	27,184	2,160,284
ULKER BISKUVI SANAYI	37,160	192,778
ULTA BEAUTY INC	200	44,732
ULTRAGENYX PHARMACEUTICAL IN	1,000	46,380
ULTRAPAR PARTICIPACOES SA	16,208	366,465
ULTRAPAR PARTICPAC SPON ADR	9,887	224,732
UMPQUA HOLDINGS CORP	91,041	1,893,653

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
UNICAJA BANCO SA	347,368	548,095
UNICHARM CORP	1,000	26,005
UNICREDIT SPA	106,289	1,988,504
UNILEVER PLC	91,457	5,104,004
UNION PACIFIC CORP	200	26,820
UNITED CONTINENTAL HOLDINGS	7,755	522,687
UNITED TECHNOLOGIES CORP	48,645	6,205,643
UNITEDHEALTH GROUP INC	22,700	5,004,442
UNIVERSAL HEALTH SERVICES-B	37,150	4,210,953
UNIVERSAL ROBINA CORP	259,090	783,706
US CONCRETE INC	13,424	1,122,918
VEEVA SYSTEMS INC CLASS A	41,467	2,292,296
VERISK ANALYTICS INC	27,207	2,611,872
VERTEX PHARMACEUTICALS INC	18,700	2,802,382
VF CORP	147,305	10,900,093
VISA INC CLASS A SHARES	148,682	16,952,722
VMWARE INC CLASS A	3,200	401,024
VRS RES	1,299	–
WABTEC CORP	18,724	1,524,695
WAGEWORKS INC	22,890	1,419,180
WALT DISNEY CO/THE	27,424	2,948,354
WARRIOR MET COAL INC	29,526	742,579
WASTE CONNECTIONS INC	56,366	3,998,604
WAYFAIR INC CLASS A	12,140	974,478
WEIBO CORP SPON ADR	20,825	2,154,555
WEST PHARMACEUTICAL SERVICES	9,541	941,410
WESTPORTS HOLDINGS BHD	156,400	142,990
WH GROUP LTD	970,000	1,094,419
WHIRLPOOL CORP	7,766	1,309,658
WILLIS TOWERS WATSON PLC	8,787	1,324,113
WINGSTOP INC	46,824	1,825,200
WISDOMTREE INVESTMENTS INC	74,474	934,649
WIX.COM LTD	5,780	332,639
WOLTERS KLUWER	15,436	805,926
WOLVERINE WORLD WIDE INC	16,156	515,053
WORKDAY INC CLASS A	18,403	1,872,321
WORLDPAY INC CLASS A	83,974	6,176,288
WPP PLC	100,500	1,823,108
WR BERKLEY CORP	83,200	5,961,280
WYNN RESORTS LTD	6,222	1,048,967
XCEL ENERGY INC	83,900	4,036,429
XILINX INC	914	61,586
XO GROUP INC	18,972	350,223
XYLEM INC	52,800	3,600,960
YAMAHA MOTOR CO LTD	23,700	777,377
YAPI VE KREDI BANKASI	448,770	513,678
YUM BRANDS INC	20,100	1,640,361
YUM CHINA HOLDINGS INC	21,600	864,499
Z ENERGY LTD	93,112	507,917
ZALANDO SE	6,063	321,177
ZEALAND PHARMA A/S	2,655	36,397
ZEALAND PHARMA A/S ADR	2,846	38,706
ZENDESK INC	22,923	775,714
ZOETIS INC	2,300	165,647
ZUR ROSE GROUP AG	4,085	549,138
ZURICH INSURANCE GROUP AG	8,246	2,509,763
ZYNGA INC CL A	90,927	362,541

Total Common Stock		$1,778,028,173

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
Preferred Stock
ADELQ 5.5 ESC	3,100	$–
ADELQ 7.5PRSESC	9,200	–
ADLAC 7.5PRSESC	182,700	–
BANCOLOMBIA SA PREF	1,732	17,364
CIA BRASILEIRA DE DIS PREF	15,317	364,466
EMBOTELLADORA ANDINA A PREF	18,906	87,616
FUCHS PETROLUB SE PREF	20,910	1,111,061
GBM STUB ESC	17,985	–
GPM STUB ESC	8,375	–
ITAUSA INVESTIMENTOS ITAU PR	321,738	1,049,472
LOJAS AMERICANAS SA PREF	31,159	160,158
NAVIENT CORP	900	22,500
SAMSUNG ELECTRONICS PREF	880	1,717,995
SAMSUNG FIRE + MARINE INS PF	649	107,303
VOLKSWAGEN AG PREF	8,097	1,618,373

Total Preferred Stock		$6,256,308

Mutual Funds
PIMCO FDS SHORT TERM FLTG NAV	634,804	$6,352,485
STATE STREET INSTITUTIONAL TREASURY PLUS MONEY MARKET FUND	894	894
ISHARES CORE MSCI EAFE ETF	40,992	2,709,161
ISHARES RUSSELL 2000 ETF	23,106	3,524,241

Total Mutual Funds		$12,586,781

Real Estate Investments Trusts
AGREE REALTY CORP	11,974	$615,943
ALEXANDRIA REAL ESTATE EQUIT	42,540	5,555,299
AMERICAN HOMES 4 RENT A	226,870	4,954,841
APARTMENT INVT + MGMT CO A	75,440	3,297,482
AVALONBAY COMMUNITIES INC	62,820	11,207,716
BOSTON PROPERTIES INC	55,020	7,154,251
CAMDEN PROPERTY TRUST	38,320	3,527,739
CHESAPEAKE LODGING TRUST	58,320	1,579,889
COLUMBIA PROPERTY TRUST INC	80,870	1,855,967
CORPORATE OFFICE PROPERTIES	88,140	2,573,688
COUSINS PROPERTIES INC	397,294	3,674,970
CROWN CASTLE INTL CORP	55,598	6,171,934
CUBESMART	225,266	6,514,693
CYRUSONE INC	66,420	3,953,983
DCT INDUSTRIAL TRUST INC	42,270	2,484,631
DDR CORP	186,900	1,674,624
DOUGLAS EMMETT INC	60,184	2,471,155
DUKE REALTY CORP	153,226	4,169,279
EQUINIX INC	35,732	16,194,457
ESSEX PROPERTY TRUST INC	17,710	4,274,663
EXTRA SPACE STORAGE INC	29,100	2,544,795
GGP INC	206,470	4,829,333
GECINA SA	1,187	219,361
HANNON ARMSTRONG SUSTAINABLE	19,681	473,525
HCP INC	223,390	5,826,011
HEALTHCARE TRUST OF AME CL A	220,280	6,617,211
HIGHWOODS PROPERTIES INC	64,380	3,277,586
HOST HOTELS + RESORTS INC	101,170	2,008,225
HUDSON PACIFIC PROPERTIES IN	74,517	2,552,207
INMOBILIARIA COLONIAL SOCIMI	50,536	502,643
INVITATION HOMES INC	240,941	5,678,979
IRON MOUNTAIN INC	166,423	6,279,140
JBG SMITH PROPERTIES	64,860	2,252,588
KILROY REALTY CORP	40,000	2,986,000
KIMCO REALTY CORP	118,130	2,144,060
LAMAR ADVERTISING CO A	70,200	5,211,648
LASALLE HOTEL PROPERTIES	186,712	5,241,006
LINK REIT	129,885	1,204,100
MACK CALI REALTY CORP	176,940	3,814,826
MEDICAL PROPERTIES TRUST INC	142,660	1,965,855
MONMOUTH REAL ESTATE INV COR	70,985	1,263,533
NATIONAL RETAIL PROPERTIES	118,200	5,097,966
NATIONAL STORAGE AFFILIATES	101,487	2,769,164
PARK HOTELS + RESORTS INC	80,361	2,310,379
PHYSICIANS REALTY TRUST	22,221	399,711
POTLATCHDELTIC CORP	20,069	1,001,443
PREFERRED APARTMENT COMMUN A	44,067	892,357
PROLOGIS INC	180,860	11,667,279
PS BUSINESS PARKS INC/CA	19,625	2,454,891
PUBLIC STORAGE	13,320	2,783,880
REALTY INCOME CORP	55,840	3,183,997
REDWOOD TRUST INC	74,750	1,107,795
REGENCY CENTERS CORP	67,240	4,651,663
REXFORD INDUSTRIAL REALTY IN	120,393	3,510,609
SIMON PROPERTY GROUP INC	84,450	14,503,443
STAG INDUSTRIAL INC	104,210	2,848,059
STORE CAPITAL CORP	120,150	3,128,706
SUN COMMUNITIES INC	53,170	4,933,113
SUNSTONE HOTEL INVESTORS INC	108,610	1,795,323
TAUBMAN CENTERS INC	20,670	1,352,438
TWO HARBORS INVESTMENT CORP	68,185	1,108,688
UDR INC	123,710	4,765,309

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
URBAN EDGE PROPERTIES	91,657	2,336,337
VEREIT INC	593,080	4,620,093
VORNADO REALTY TRUST	55,960	4,374,953
WEINGARTEN REALTY INVESTORS	93,574	3,075,777
WELLTOWER INC	75,160	4,792,953
QTS REALTY TRUST INC CL A	60,164	3,258,482

Total Real Estate Investments Trusts		$259,524,644

Derivatives
31750AKV5 OTC ECAL USD VS BRL JAN18 6.3 CALL	200,000	$–
31750C4V9 OTC ECAL USD VS JPY APR17 120 CALL	364,000	4,452
31750C4X5 OTC ECAL USD VS JPY APR17 120 CALL	258,000	3,156
3175C5250 OTC ECAL WTI BRENT B OCT18 2 CALL	6,000	60
317U055N6 IRO USD 1Y P 2.40000 MAR18 2.4 PUT	31,300,000	65
8AH8C J8 NYM ECAL NAT GAS CSO FEB18 0.5 CALL	20,000	1,400
8AH8C J8 NYM ECAL NAT GAS CSO FEB18 1 CALL	140,000	6,020
90DAY EUR FUTR SEP18 XCME 20180917	20,250,000	2,025
90DAY STERLING FU DEC18 IFLL 20181219	17,551,961	3,629
90DAY STERLING FU JUN18 IFLL 20180620	9,113,518	1,715
90DAY STERLING FU MAR18 IFLL 20180321	10,294,900	433
90DAY STERLING FU MAR19 IFLL 20190320	10,294,900	1,878
90DAY STERLING FU SEP18 IFLL 20180919	10,294,900	1,899
AAPL US 01/18 P165 OTC AAPL US 01/18 P165 OTC	1,232,208	34,830
AMERICA MOVIL-SPN ADR CL L AMERICA MOVIL-SPN ADR CL L	165,669	5,915
ARGENTINE PESO FORWARD	21,277	723
AUST 10Y BOND FUT MAR18 XSFE 20180315	234,075	824
AUST 3YR BOND FUT MAR18 XSFE 20180315	1,092,350	1,152
B&M EUROPEAN VALUE RETAIL SA B&M EUROPEAN VALUE RETAIL SA	322,307	65,367
BRAZILIAN REAL FORWARD	1,222,408	50,217
BRENT CRUDE FUTR APR18 IFEU 20180228	18,000	12,060
BRENT CRUDE FUTR DEC18 IFEU 20181031	57,000	23,080
BRENT CRUDE FUTR DEC21 IFEU 20211029	19,000	10,450
BRENT CRUDE FUTR JUN20 IFEU 20200514	55,000	9,900
BRENT CRUDE FUTR MAY18 IFEU 20180329	8,000	5,040
BRENT CRUDE FUTR NOV18 IFEU 20180928	8,000	3,424
BRENT CRUDE FUTR OCT18 IFEU 20180831	18,000	8,100
BRENT CRUDE FUTR OPTN MAR18 66.5 CALL FSO	1,200,000	–
BRENT-DUBAI ICE AUG18 XNYM 20180831	13,000	–
BRENT-DUBAI ICE DEC18 XNYM 20181231	13,000	–
BRENT-DUBAI ICE NOV18 XNYM 20181130	13,000	–
BRENT-DUBAI ICE OCT18 XNYM 20181031	13,000	–
BRENT-DUBAI ICE SEP18 XNYM 20180928	13,000	–
BRITISH AMERICAN TOBACCO PLC BRITISH AMERICAN TOBACCO PLC	838,110	3,678
BRITISH POUND SPOT BRITISH POUND SPOT	18,680	18,680
BWU00FAA1 IRS USD R V 03MLIBOR 1% 15 Jun 2023	1,300,000	17,091
BWU00FMI1 IRS CAD R V 03MCDOR 1% 16 Jun 2026	636,436	7,039
BWU00IN94 IRS USD R V 03MLIBOR 1% 21 Dec 2023	16,900,000	498,711
BWU00IUR6 IRS USD R V 03MLIBOR 1% 01 Jul 2041	3,500,000	62,039
BWU00JR72 IRS USD R V 03MLIBOR 1% 21 Jun 2019	11,200,000	119,515
BWU00KWG3 IRS EUR R V 06MEURIB 1% 21 Mar 2048	599,925	2,089
BWU00KWK4 IRS EUR R V 06MEURIB 1% 21 Mar 2048	1,199,849	4,178
BWU00LCF5 IRS JPY R V 06MLIBOR 1% 20 Sep 2027	1,065,010	1,185
BWU00LCI9 IRS JPY R V 06MLIBOR 1% 20 Sep 2027	177,502	197
BWU00LO05 IRS CAD R V 03MCDOR 1% 15 Sep 2027	1,829,753	86,123
BWU00MIC4 IRS GBP R V 06MLIBOR 1% 21 Mar 2020	10,801,206	18,607
BWU00MZ27 IRS USD R V 03MLIBOR 1% 01 Apr 2020	54,800,000	90,327
BWU00NOK7 IRS USD R V 12MFEDL 1% 19 Sep 2018	11,400,000	222
CANADIAN DOLLAR (CAD) SPOT CANADIAN DOLLAR (CAD) SPOT	3,309	3,309
CCS0651Y9 CYS GBP R V 03MLIBOR 1% 13 Oct 2026	366,060	38,522
CCS26F586 CYS GBP R V 03MLIBOR 1% 21 Mar 2020	4,402,800	463,729
CCS280918 CYS AUD R V 03MBBSW 1% 06 Oct 2027	83,685	22
CCS3469B5 CYS GBP R V 03MLIBOR 1% 21 Mar 2020	2,112,000	50,902
CCS3470A4 CYS GBP R V 03MLIBOR 1% 21 Mar 2020	1,980,000	47,721
CCSAAR520 CYS GBP R V 03MLIBOR 1% 21 Mar 2020	733,800	77,288
CCSCCG122 CYS GBP R V 03MLIBOR 1% 13 Oct 2026	122,000	12,861
CHICAGO ETHANOL S APR18 XNYM 20180430	210,000	2,625
CHICAGO ETHANOL S JUN18 XNYM 20180629	210,000	2,100
CHICAGO ETHANOL S MAY18 XNYM 20180531	210,000	2,100
COPPER FUTURE MAR18 XCEC 20180327	550,000	4,400
CORN FUTURE MAY18 XCBT 20180514	170,000	2,125
CORN FUTURE SEP18 XCBT 20180914	95,000	1,663
DANISH KRONE FORWARD	7,539,378	118,574
ENVISION HEALTHCARE CORP ENVISION HEALTHCARE CORP	1,269,631	273,642
EURO CURRENCY FORWARD	597,046	4,706
EURO-BOBL FUTURE MAR18 XEUR 20180308	119,985	–
EUROPEAN MONETARY UNIT SPOT EUROPEAN MONETARY UNIT SPOT	493	493
EURO-SCHATZ FUT MAR18 XEUR 20180308	7,079,111	1,370
GASOLINE RBOB FUT APR18 XNYM 20180329	714,000	5,284
GASOLINE RBOB FUT MAY18 XNYM 20180430	84,000	731
GOLD 100 OZ FUTR DEC18 XCEC 20181227	900	11,250
HENRY HB LD1 APR18 IFED 20180327	30,000	–
HENRY HB LD1 AUG18 IFED 20180727	30,000	–
HENRY HB LD1 DEC18 IFED 20181128	30,000	–
HENRY HB LD1 FEB18 IFED 20180129	30,000	–
HENRY HB LD1 JUL18 IFED 20180627	30,000	–
HENRY HB LD1 MAY18 IFED 20180426	30,000	–
HENRY HB LD1 OCT18 IFED 20180926	30,000	–
HONG KONG DOLLAR SPOT HONG KONG DOLLAR SPOT	665	665
IMM EUR FUT OPT MAR18P 98.25 EXP 03/19/2018	132,500	6,956
INDIAN RUPEE FORWARD	662,057	13,680
INDONESIAN RUPIAH FORWARD	470,797	389

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
INNOLUX CORP INNOLUX CORP	714,982	47,696
JAPANESE YEN (JPY) SPOT JAPANESE YEN (JPY) SPOT	1,018	1,018
JAPANESE YEN FORWARD	16,976,348	75,721
JPN 10Y BOND(OSE) MAR18 XOSE 20180313	2,662,525	1,590
KC HRW WHEAT FUT JUL18 XCBT 20180713	25,000	250
KC HRW WHEAT FUT MAR18 XCBT 20180314	70,000	350
KC HRW WHEAT FUT MAY18 XCBT 20180514	75,000	563
KKR & CO LP KKR & CO LP	1,241,276	73,991
LIVE CATTLE FUTR AUG18 XCME 20180831	80,000	60
LIVE CATTLE FUTR JUN18 XCME 20180629	80,000	140
LLS ARGUS V WTI S AUG18 XNYM 20180831	1,000	90
LLS ARGUS V WTI S DEC18 XNYM 20181231	1,000	–
LLS ARGUS V WTI S JUL18 XNYM 20180731	1,000	80
LLS ARGUS V WTI S NOV18 XNYM 20181130	1,000	40
LLS ARGUS V WTI S OCT18 XNYM 20181031	1,000	50
LLS ARGUS V WTI S SEP18 XNYM 20180928	1,000	60
LONG GILT FUTURE MAR18 IFLL 20180327	1,350,151	1,294
LOW SU GASOIL G JUN19 IFEU 20190612	4,400	29,700
NAT GAS EURO OPT APR18C 3 EXP 03/26/2018	60,000	5,550
NAT GAS EURO OPT APR18C 3.02 EXP 03/26/2018	20,000	1,746
NAT GAS EURO OPT APR18C 3.05 EXP 03/26/2018	40,000	3,200
NATURAL GAS FUTR FEB19 XNYM 20190129	90,000	1,980
NATURAL GAS FUTR MAR18 XNYM 20180226	180,000	5,040
NATURAL GAS FUTR MAY19 XNYM 20190426	10,000	120
NATURAL GAS FUTR OCT18 XNYM 20180926	1,050,000	25,200
NATURAL GAS SWAP APR18 XNYM 20180327	80,000	2,160
NATURAL GAS SWAP AUG18 XNYM 20180727	40,000	1,000
NATURAL GAS SWAP DEC18 XNYM 20181128	40,000	1,040
NATURAL GAS SWAP FEB18 XNYM 20180129	10,000	390
NATURAL GAS SWAP JUL18 XNYM 20180627	40,000	1,080
NATURAL GAS SWAP JUN18 XNYM 20180529	40,000	1,080
NATURAL GAS SWAP MAR18 XNYM 20180226	40,000	1,120
NATURAL GAS SWAP MAY18 XNYM 20180426	40,000	1,000
NATURAL GAS SWAP NOV18 XNYM 20181029	40,000	960
NATURAL GAS SWAP OCT18 XNYM 20180926	40,000	960
NATURAL GAS SWAP SEP18 XNYM 20180829	40,000	960
NY HARB ULSD FUT MAR18 XNYM 20180228	252,000	3,301
NY HARB ULSD FUT SEP18 XNYM 20180831	252,000	2,318
PLATINUM FUTURE APR18 XNYM 20180426	500	3,400
POUND STERLING FORWARD	845,656	147
PUBLICIS GROUPE PUBLICIS GROUPE	463,137	10,161
RUSSIAN RUBLE FORWARD	547,108	8,147
SAFRAN SA SAFRAN SA	797,646	74,121
SOL FORWARD	358,988	292
SOUTH KOREAN WON FORWARD	338,336	17,336
SOYBEAN OIL FUTR DEC18 XCBT 20181214	600,000	3,120
SOYBEAN OIL FUTR MAY18 XCBT 20180514	480,000	2,544
SRA001838 IRS USD R F 1.94500 1.945% 19 Sep 2018	11,400,000	549
SUNAC CHINA HOLDINGS LTD SUNAC CHINA HOLDINGS LTD	828,953	78,688
SWEDISH KRONA FORWARD	649,431	17,842
SWPC0F6Y4 CDS EUR R F 1.00000 1% 20 Dec 2021	599,925	17,158
SWPC0FOT5 CDS EUR R V 03MEVENT 1% 20 Jun 2022	239,970	1,927
SWPC0GA19 CDS USD R F 1.00000 1% 20 Mar 2018	300,000	459
SWU00DZI2 IRS JPY R F .15000 0.15% 22 Mar 2018	4,615,043	1,555
SWU00L9Q5 IRS USD R F 2.50000 2.5% 20 Dec 2027	100,000	734
SWU00M8G6 IRS JPY R F 1.00000 1% 21 Mar 2048	88,751	616
SWU00M934 IRS KRW R V 03MKSDA 1% 10 Jul 2027	1,398,440	24,558
SWU00M9S9 IRS KRW R V 03MKSDA 1% 10 Jul 2027	1,327,449	19,135
SWU00MA99 IRS NZD R F 2.50000 2.5% 11 Jul 2019	9,354,842	28,371
SWU00MIA8 IRS EUR R F .50000 0.5% 21 Mar 2023	5,759,277	36,956
SWU00MP69 IRS GBP R F 1.00000 1% 19 Sep 2019	6,345,709	12,117
SWU00NES1 IRS BRL R F 8.35000 8.35% 02 Jan 2020	5,637,454	34,008
SWU029IK3 TRS USD R E COMMODITYFORWARD	2,400	907
SWU029IL1 TRS CHF R E	1,026	483
SWU071180 TRS USD R E	495,900	4,202
SWU071552 TRS USD R E COMMODITYSPREAD	2,400	1,114
SWU071701 TRS USD R E	85,700	82
SWU071727 TRS USD R E	489,500	3,841
SWU071974 TRS USD R E W H8 COMMODITYFORWARD	50,000	38,401
SWU073442 TRS USD R E COMMODITYSPREAD	600	5,689
SWU073830 TRS USD R E COMMODITYSPREAD	900	214
SWU073863 TRS USD R E COMMODITYSPREAD	1,200	464
SWU073970 TRS USD R E	310,100	2,454
SWU0AP399 TRS USD R E COMMODITYFORWARD	4,800	1,579
SWU0AQ819 TRS CHF R E	1,026	410
SWU0B4569 TRS USD R E GOLDLNPM COMMODITYFORWARD	200	5,371
SWU0B6572 TRS USD R E COMMODITYFORWARD	1,200	3,027
SWU0B9915 TRS USD R E COMMODITYFORWARD	2,400	3,641
SWU0C5326 TRS USD R E SLVRLND COMMODITYFORWARD	10,000	14,689
SWU0H0157 TRS USD R E COMMODITYFORWARD	6,000	11,141
SWU0H1312 TRS USD P F .17000 0.17% 15 Feb 2018	2,627,530	20,434
SWU0H9075 TRS USD P F .00000 0% 15 Feb 2018	628,307	34,349
SWU0H9190 TRS USD P F .00000 0% 15 Feb 2018	628,025	34,321
SWU0H9299 TRS USD P V 03MTBILL 1% 15 Feb 2018	7,556,935	376,868
SWU0H9455 TRS USD P V 03MTBILL 1% 15 Feb 2018	8,068,783	395,754
SWU0H9471 TRS USD P V 03MTBILL 1% 15 Feb 2018	2,330,855	933,895
SWU0H9604 TRS USD P V 03MTBILL 1% 15 Feb 2018	1,433,222	70,296
SWU0H9612 TRS USD P V 03MTBILL 1% 15 Feb 2018	16,573,521	826,530
SWU0H9679 TRS USD P V 03MTBILL 1% 15 Feb 2018	10,055,107	501,453
SWU0JSA21 TRS USD R E COMMODITYSPREAD	600	970
SWU0Y0240 TRS USD R E COMMODITYSPREAD	2,700	5,552
SWU0Y0836 TRS USD R E COMMODITYFORWARD	1,800	3,618
SWU0Y0976 TRS USD R E COMMODITYSPREAD	1,500	2,675

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
SWU0Y0984 TRS USD R E COMMODITYSPREAD	1,500	2,734
SWU0Y1321 TRS USD R E COMMODITYSPREAD	600	1,094
SWU0Y5272 TRS USD R E	485,700	2,428
SWU0Y5934 TRS USD R E	594,400	3,640
SWU0Y6130 TRS USD R E COMMODITYSPREAD	3,000	767
SWU0Y6148 TRS USD R E COMMODITYSPREAD	3,000	951
SWU0Y6247 TRS USD R E COMMODITYSPREAD	2,100	1,869
SWU0Y6304 TRS USD R E COMMODITYSPREAD	1,200	71
SWU0Y6411 TRS USD R E COMMODITYSPREAD	900	307
SWU0Y6718 TRS USD R E COMMODITYSPREAD	900	1,381
SWU0Y7963 TRS USD R E COMMODITYSPREAD	900	594
SWU0Y8193 TRS USD R E	113,600	248
TURKISH LIRA FORWARD	226,343	10,090
US 10YR NOTE (CBT)MAR18 XCBT 20180320	16,000,000	32,500
US 2YR NOTE (CBT) MAR18 XCBT 20180329	48,400,000	15,125
US 5YR NOTE (CBT) MAR18 XCBT 20180329	20,300,000	19,031
US ULTRA BOND CBT MAR18 XCBT 20180320	4,300,000	18,813
WHEAT FUTURE(CBT) JUL18 XCBT 20180713	25,000	250
WHEAT FUTURE(CBT) MAR18 XCBT 20180314	15,000	113
WHEAT FUTURE(CBT) MAY18 XCBT 20180514	80,000	400
WHITE SUGAR (ICE) MAR18 IFEU 20180213	1,350	1,215
WHITE SUGAR (ICE) MAY18 IFEU 20180413	50	45
WM MORRISON SUPERMARKETS WM MORRISON SUPERMARKETS	643,599	19,107
WTI CRUDE FUTURE AUG18 XNYM 20180720	8,000	3,680
WTI CRUDE FUTURE DEC18 IFEU 20181116	11,000	4,400
WTI CRUDE FUTURE DEC20 XNYM 20201120	26,000	4,680
WTI CRUDE FUTURE FEB18 XNYM 20180122	12,000	6,960
WTI CRUDE FUTURE JUL18 XNYM 20180620	10,000	4,900
WTI CRUDE FUTURE JUN18 IFEU 20180521	5,000	2,600
WTI CRUDE FUTURE JUN19 XNYM 20190521	122,000	34,160
WTI CRUDE FUTURE JUN20 XNYM 20200519	7,000	–
WTI CRUDE FUTURE MAR18 IFEU 20180216	18,000	10,260
WTI CRUDE FUTURE MAR20 XNYM 20200220	11,000	1,100
WTI CRUDE FUTURE OCT18 XNYM 20180920	12,000	5,474
WTI CRUDE FUTURE SEP18 XNYM 20180821	42,000	18,480
WTI CRUDE FUTURE SEP19 XNYM 20190820	11,000	2,420
WTI-BRENT ICE SW DEC18 XNYM 20181231	1,000	60
WTI-BRENT ICE SW NOV18 XNYM 20181130	1,000	60
WTI-BRENT ICE SW OCT18 XNYM 20181031	1,000	20
YUAN RENMINBI OFFSHORE FORWARD	959,718	16,225
SWU0397Y4 TRS USD R E	361,100	–
SWU0397Z1 TRS USD R E	240,700	–
SWU039997 TRS USD R E COMMODITYSPREAD	1,800	–
SWU074960 TRS USD R E COMMODITYSPREAD	9,600	–
SWU075157 TRS USD R E COMMODITYSPREAD	1,200	–
SWU0Y1784 TRS USD R E COMMODITYSPREAD	600	–
SWU0Y3855 TRS USD R E COMMODITYSPREAD	2,400	–
SWU0Y6122 TRS USD R E	89,800	–
SWU0Y7104 TRS USD R E COMMODITYSPREAD	9,600	–
SWU0Y7393 TRS USD R E COMMODITYSPREAD	1,500	–
SWU0Y7799 TRS USD R E COMMODITYFORWARD	37,600	–
SWU0Y7831 TRS USD R E COMMODITYFORWARD	39,900	–

Total Derivatives		$6,574,117

Total Investment Assets, at Fair Value		$7,438,897,611

Separately Managed Accounts
Derivatives Liabilities
31750C5O4 OTC EPUT USD VS KRW APR18 1075 PUT	741,000	$(18,829)
31750C5P1 OTC EPUT USD VS KRW APR18 1075 PUT	213,000	(5,412)
31750CMB3 OTC EPUT GBP VS USD 1.295	968,058	(4,232)
317575850 OTC EPUT FN 3.5 2 48 FEB18 102.125 PUT	1,100,000	(1,886)
3175A5286 OTC EPUT FN 3.5 2 48 FEB18 102.078125 PUT	1,100,000	(1,754)
3175A6D33 OTC ECAL FN 3.5 2 48 FEB18 103.078125 CALL	1,100,000	(1,320)
3175ANM10 OTC ECAL FN 3.5 2 48 FEB18 103.125 CALL	1,100,000	(1,188)
3175C5268 OTC ECAL WTI BRENT B OCT18 0.00001 CALL	6,000	(240)
8AH8C J8 NYM ECAL NAT GAS CSO FEB18 0.75 CALL	280,000	(15,120)
90DAY EUR FUTR SEP19 XCME 20190916	20,250,000	(3,038)
90DAY STERLING FU DEC19 IFLL 20191218	17,551,961	(3,637)
AEON CO LTD AEON CO LTD	1,346,066	(125,589)
AMBEV SA AMBEV SA	242,782	(1,828)
AMERICA MOVIL SAB DE C-SER L AMERICA MOVIL SAB DE C-SER L	132,139	(8,905)
ANDV US 01/18 C115.00 ANDV US 01/18 C115.00	140,836	(4,485)
ARGENTINE PESO FORWARD	270,472	(7,730)
AU OPTRONICS CORP AU OPTRONICS CORP	873,901	(30,493)
AUSTRALIAN DOLLAR FORWARD	1,111,478	(31,537)
BRAZILIAN REAL FORWARD	1,054,178	(20,649)
BRENT CRUDE FUTR AUG18 IFEU 20180629	16,000	(8,160)
BRENT CRUDE FUTR DEC19 IFEU 20191031	72,000	(1,440)
BRENT CRUDE FUTR DEC20 IFEU 20201030	17,000	(6,460)
BRENT CRUDE FUTR JUL18 IFEU 20180531	36,000	(19,800)
BRENT CRUDE FUTR JUN18 IFEU 20180430	11,000	(6,490)
BRENT CRUDE FUTR JUN19 IFEU 20190430	6,000	(1,080)
BRENT CRUDE FUTR MAR18 IFEU 20180131	13,000	(9,230)
BRENT CRUDE FUTR MAR19 IFEU 20190131	17,000	(4,930)
BRENT CRUDE FUTR SEP18 IFEU 20180731	54,000	(25,920)
BRENT CRUDE FUTR OPTN DEC18 46 PUT FSO	200,000	(140)
BRENT-DUBAI ICE DEC17 XNYM 20171229	1,000	(5)
BRENT-DUBAI ICE JUL18 XNYM 20180731	13,000	(13)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
BWPC0DSY5 CDS EUR R V 03MEVENT 1% 20 Dec 2021	14,398,192	(395,558)
BWPC0E4Q6 CDS USD R V 03MEVENT 1% 20 Dec 2020	200,000	(5,271)
BWPC0E528 CDS USD R V 03MEVENT 1% 20 Dec 2020	300,000	(7,587)
BWPC0E6G6 CDS USD R V 03MEVENT 1% 20 Dec 2020	300,000	(7,694)
BWPC0E7U4 CDS USD R V 03MEVENT 1% 20 Dec 2020	300,000	(7,946)
BWPC0EFA9 CDS EUR R V 03MEVENT 1% 20 Dec 2020	119,985	(3,170)
BWPC0EHK5 CDS EUR R V 03MEVENT 1% 20 Dec 2020	119,985	(2,484)
BWPC0FA52 CDS USD R V 03MEVENT 1% 20 Jun 2022	4,478,000	(99,835)
BWPC0GA92 CDS USD R V 03MEVENT 1% 20 Dec 2022	1,200,000	(99,060)
BWU00AH98 IRS JPY R V 06MLIBOR 1% 17 Sep 2021	2,218,771	(34,687)
BWU00KWQ1 IRS GBP R V 06MLIBOR 1% 21 Mar 2048	742,583	(59,008)
BWU00L8Q6 IRS USD R V 03MLIBOR 1% 12 Nov 2049	700,000	(50,427)
BWU00L9U6 IRS USD R V 03MLIBOR 1% 20 Dec 2047	4,500,000	(178,639)
BWU00LAD2 IRS GBP R V 06MLIBOR 1% 20 Sep 2019	20,589,800	(71,788)
BWU00MI91 IRS EUR R V 06MEURIB 1% 21 Mar 2020	719,910	(1,433)
BWU00MIB6 IRS EUR R V 06MEURIB 1% 21 Mar 2028	239,970	(1,665)
BWU00MIE0 IRS GBP R V 06MLIBOR 1% 21 Mar 2028	4,590,513	(87,557)
BWU00MIX8 IRS GBP R V 06MLIBOR 1% 21 Mar 2028	135,015	(2,575)
BWU00MP51 IRS GBP R V 03MLIBOR 1% 18 Sep 2020	6,345,709	(417)
BWU00MX86 IRS EUR R V 06MEURIB 1% 20 Jun 2028	479,940	(788)
BYH8C H8 NYM ECAL WTI BRENT SP JAN18 3.5 CALL	4,000	(40)
BYH8C H8 NYM ECAL WTI BRENT SP JAN18 4 CALL	1,000	(20)
BYH8P H8 NYM EPUT WTI BRENT SP JAN18 6.5 PUT	4,000	(1,240)
BYH8P H8 NYM EPUT WTI BRENT SP JAN18 7 PUT	1,000	(180)
BYM8P M8 NYM EPUT WTI BRENT SP APR18 3 PUT	2,000	(5,540)
CANADIAN DOLLAR FORWARD	2,356,374	(47,400)
CANON INC CANON INC	1,536,509	(205,359)
CASIO COMPUTER CO LTD CASIO COMPUTER CO LTD	933,402	(51,167)
CCS092214 CYS AUD R V 03MBBSW 1% 26 Sep 2027	396,350	(5,278)
CCS092719 CYS AUD R V 03MBBSW 1% 05 Oct 2027	236,310	(1,618)
CELLTRION INC CELLTRION INC	807,733	(141,934)
CHINA STEEL CORP CHINA STEEL CORP	428,626	(77,492)
CORN FUTURE DEC18 XCBT 20181214	220,000	(3,300)
CRUDE OIL FUT OPT FEB18C 60 EXP 01/17/2018	24,000	(28,080)
CRUDE OIL FUT OPT NOV18P 45 EXP 10/17/2018	2,000	(1,420)
CZECH KORUNA FORWARD	513,616	(34,542)
DANISH KRONE FORWARD	15,451,352	(549,345)
EURO BUXL 30Y BND MAR18 XEUR 20180308	719,910	(4,676)
EURO CURRENCY FORWARD	19,930,980	(310,134)
EURO-BTP FUTURE MAR18 XEUR 20180308	1,559,804	(12,331)
EURO-BUND FUTURE MAR18 XEUR 20180308	839,895	(979)
EURO-OAT FUTURE MAR18 XEUR 20180308	239,970	(813)
GASOLINE RBOB FUT MAR18 XNYM 20180228	798,000	(2,234)
GOLD 100 OZ FUTR FEB18 XCEC 20180226	500	(6,050)
HENRY HB LD1 JUN18 IFED 20180529	30,000	(1,830)
HENRY HB LD1 MAR18 IFED 20180226	30,000	(5,370)
HENRY HB LD1 NOV18 IFED 20181029	30,000	(1,470)
HENRY HB LD1 SEP18 IFED 20180829	30,000	(1,650)
IMM EUR FUT OPT MAR18C 98.75 EXP 03/19/2018	132,500	(331)
IMPAX LABORATORIES INC IMPAX LABORATORIES INC	234,216	(25,745)
INDONESIAN RUPIAH FORWARD	238,096	(1,968)
JAPANESE YEN FORWARD	491,029	(1,408)
LME COPPER FUTURE MAR18 XLME 20180319	250	(11,000)
LOW SU GASOIL G DEC18 IFEU 20181212	8,800	(50,600)
LOW SU GASOIL G JUN18 IFEU 20180612	4,400	(9,900)
MEXICAN PESO (MXN) SPOT MEXICAN PESO (MXN) SPOT	318	(318)
MEXICAN PESO (NEW) FORWARD	1,092,677	(45,077)
NAT GAS EURO OPT FEB18P 2.5 EXP 01/26/2018	20,000	(326)
NAT GAS EURO OPT MAY18P 2.4 EXP 04/25/2018	70,000	(4,011)
NAT GAS EURO OPT MAY18P 2.45 EXP 04/25/2018	150,000	(10,515)
NAT GAS EURO OPT MAY18P 2.5 EXP 04/25/2018	90,000	(7,632)
NATURAL GAS FUTR APR18 XNYM 20180327	330,000	(8,910)
NATURAL GAS FUTR APR19 XNYM 20190327	10,000	(140)
NATURAL GAS FUTR FEB18 XNYM 20180129	260,000	(10,140)
NATURAL GAS FUTR JAN19 XNYM 20181227	90,000	(2,160)
NATURAL GAS FUTR MAY18 XNYM 20180426	570,000	(14,250)
NEW ISRAELI SHEQEL FORWARD	482,223	(9,082)
NIPPON PAPER INDUSTRIES CO L NIPPON PAPER INDUSTRIES CO L	696,963	(7,054)
NY HARB ULSD FUT JUN18 XNYM 20180531	504,000	(5,242)
POUND STERLING FORWARD	6,873,493	(111,617)
PUBLICIS GROUPE PUBLICIS GROUPE	809,979	(7,269)
SAINSBURY (J) PLC SAINSBURY (J) PLC	1,329,838	(14,032)
SHIRE PLC SHIRE PLC	2,443,784	(278,520)
SHPG US 01/18 C165.00 SHPG US 01/18 C165.00	56,048	(1,900)
SINGAPORE DOLLAR FORWARD	961,532	(17,831)
SOL FORWARD	105,726	(1,726)
SOUTH KOREAN WON FORWARD	577,627	(27,789)
SOYBEAN FUTURE NOV18 XCBT 20181114	50,000	(1,500)
SOYBEAN MEAL FUTR MAR18 XCBT 20180314	600	(420)
SOYBEAN OIL FUTR MAR18 XCBT 20180314	480,000	(2,640)
SUGAR 11 (WORLD) MAR18 IFUS 20180228	3,136,000	(5,018)
SWEDISH KRONA FORWARD	4,263,158	(43,358)
SWPC0BNS7 CDS USD R F 1.00000 1% 20 Dec 2021	200,000	(1,837)
SWPC0EQD1 CDS USD R F 1.00000 1% 20 Dec 2021	100,000	(918)
SWPC0FCV3 CDS EUR R V 03MEVENT 1% 20 Jun 2022	239,970	(4,760)
SWPC0FD34 CDS EUR R V 03MEVENT 1% 20 Jun 2022	479,940	(4,260)
SWPC0FRO3 CDS EUR R F 1.00000 1% 20 Jun 2024	119,985	(4,476)
SWPC0FSH7 CDS USD R V 03MEVENT 1% 20 Jun 2022	400,000	(13,195)
SWPC0FSK0 CDS USD R V 03MEVENT 1% 21 Jun 2022	400,000	(13,195)
SWPC0FSL8 CDS USD R V 03MEVENT 1% 20 Jun 2022	500,000	(16,494)
SWPC786C1 CDS USD R V 03MEVENT 1% 20 Mar 2018	254,000	(270)
SWU00KLL4 IRS USD R F 1.50000 1.5% 21 Jun 2027	1,000,000	(77,655)
SWU00M7P7 IRS CAD R F 1.40000 1.4% 13 Sep 2019	8,114,558	(81,249)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
SWU00MID2 IRS GBP R F 1.00000 1% 21 Mar 2023	1,890,211	(6,292)
SWU00MZ19 IRS USD R F 1.75000 1.75% 01 Apr 2019	54,800,000	(101,320)
SWU029IM9 TRS CHF R E	1,026	(1,174)
SWU0397X6 TRS USD R E COMMODITYFORWARD	300	(17,387)
SWU0398Z0 TRS USD R F .00000 0% 15 Feb 2018	417,518	(26,139)
SWU071172 TRS USD R E	332,700	(3,011)
SWU071651 TRS USD R E COMMODITYFORWARD	10,500	(10,073)
SWU071719 TRS USD R E	75,000	(45)
SWU071735 TRS USD R E COMMODITYFORWARD	1,200	(792)
SWU071743 TRS USD R E COMMODITYFORWARD	1,200	(792)
SWU071826 TRS USD R E	104,400	(166)
SWU072212 TRS USD R V 03MTBILL 1% 15 Feb 2018	8,159,362	(403,931)
SWU073988 TRS USD R E	186,000	(3,089)
SWU074143 TRS USD R E	994,000	(6,898)
SWU074291 TRS USD R E	147,100	(1,314)
SWU074309 TRS USD R E	148,800	(1,302)
SWU074390 TRS USD R E	367,200	(3,449)
SWU074473 TRS USD R E	365,600	(3,380)
SWU074572 TRS USD R E COMMODITYSPREAD	4,400	(20,389)
SWU074598 TRS USD R E	172,000	(1,490)
SWU074606 TRS USD R E COMMODITYSPREAD	15,400	(70,605)
SWU074671 TRS USD R E	98,000	(804)
SWU074762 TRS USD R E	88,200	(686)
SWU074770 TRS USD R E	65,400	(537)
SWU074812 TRS USD R E COMMODITYSPREAD	900	(388)
SWU074820 TRS USD R E	85,700	(448)
SWU0A0550 TRS USD R E GOLDLNPM COMMODITYFORWARD	400	(29,734)
SWU0A7126 TRS USD R E	97,900	(117)
SWU0AQ793 TRS CHF R E	1,026	(1,164)
SWU0B6085 TRS USD R E COMMODITYSPREAD	300	(164)
SWU0B6143 TRS USD R E GOLDLNPM COMMODITYFORWARD	300	(18,998)
SWU0B7281 TRS USD R E GOLDLNPM COMMODITYFORWARD	400	(16,366)
SWU0B8909 IRS USD R V 03MLIBOR 1% 19 Jun 2022	6,000,000	(2,668)
SWU0B9485 TRS USD P F .17000 0.17% 15 Feb 2018	2,577,575	(16,015)
SWU0C6217 TRS USD R E COMMODITYFORWARD	1,200	(2,429)
SWU0H9067 TRS USD P F .95000 0.95% 15 Feb 2018	777,887	(761)
SWU0H9398 TRS USD R F .00000 0% 15 Feb 2018	285,477	(17,875)
SWU0H9463 TRS USD P F .15000 0.15% 15 Feb 2018	3,217,025	(9,558)
SWU0H9505 TRS USD P F .30000 0.3% 15 Feb 2018	2,320,924	(214,937)
SWU0H9513 TRS USD P F .35000 0.35% 15 Feb 2018	2,600,792	(172,394)
SWU0N4665 TRS USD R E SLVRLND COMMODITYFORWARD	20,000	(13,423)
SWU0Y2790 TRS USD R E	323,900	(3,268)
SWU0Y3400 TRS USD R V 03MTBILL 1% 15 Feb 2018	1,388,935	(68,760)
SWU0Y5280 TRS USD R E	320,800	(2,067)
SWU0Y6080 TRS USD R E	119,800	(978)
SWU0Y6155 TRS USD R E	65,000	(565)
SWU0Y6239 TRS USD R E COMMODITYSPREAD	2,100	(4,067)
SWU0Y6403 TRS USD R E COMMODITYSPREAD	900	(75)
SWU0Y6635 TRS USD R E	98,700	(767)
SWU0Y6643 TRS USD R E	98,700	(767)
SWU0Y6650 TRS USD R E	88,200	(695)
SWU0Y7245 TRS USD R E COMMODITYSPREAD	600	(255)
SWU0Y7476 TRS USD R E	175,800	(591)
U.S. DOLLAR SPOT FORWARD U.S. DOLLAR SPOT FORWARD	23,720	(23,720)
US 10YR NOTE (CBT)MAR18 XCBT 20180320	2,300,000	(4,672)
US 10YR ULTRA FUT MAR18 XCBT 20180320	500,000	(1,406)
US 5YR NOTE (CBT) MAR18 XCBT 20180329	10,500,000	(9,844)
US LONG BOND(CBT) MAR18 XCBT 20180320	2,500,000	(7,031)
US ULTRA BOND CBT MAR18 XCBT 20180320	600,000	(2,625)
WM MORRISON SUPERMARKETS WM MORRISON SUPERMARKETS	640,586	(59,134)
WTI CRUDE FUTURE APR18 XNYM 20180320	4,000	(2,240)
WTI CRUDE FUTURE DEC18 XNYM 20181119	28,000	(11,200)
WTI CRUDE FUTURE DEC19 XNYM 20191120	53,000	(9,010)
WTI CRUDE FUTURE FEB19 XNYM 20190122	6,000	(2,100)
WTI CRUDE FUTURE JAN19 XNYM 20181219	8,000	(3,120)
WTI CRUDE FUTURE JUN18 XNYM 20180522	30,000	(15,600)
WTI CRUDE FUTURE MAR18 XNYM 20180220	49,000	(27,930)
WTI CRUDE FUTURE MAY18 XNYM 20180420	8,000	(4,320)
WTI CRUDE FUTURE NOV18 XNYM 20181022	5,000	(2,050)
WTI-BRENT ICE SW AUG18 XNYM 20180831	1,000	(10)
WTI-BRENT ICE SW JUL18 XNYM 20180731	1,000	(30)
WTI-BRENT ICE SW SEP18 XNYM 20180928	1,000	(10)

Total Derivative Liabilities		$(5,419,770)

Common Stock Liabilities
ADVANCED MICRO DEVICES	(59,310)	$(609,707)
AMC NETWORKS INC-A	(15,613)	(844,351)
APPLE INC	(10,310)	(1,744,761)
AU OPTRONICS CORP-SPON ADR	(78,433)	(326,281)
BIG LOTS INC	(13,560)	(761,394)
BLACKBERRY LTD	(38,079)	(425,342)
C.H. ROBINSON WORLDWIDE INC	(6,765)	(602,694)
CORE LABORATORIES N.V.	(11,655)	(1,276,805)
CRACKER BARREL OLD COUNTRY	(3,670)	(583,126)
DISH NETWORK CORP-A	(18,720)	(893,880)
FS INVESTMENT CORP	(43,130)	(317,006)
GARMIN LTD	(12,250)	(729,733)
GENERAL MILLS INC	(10,160)	(602,386)
GOPRO INC-CLASS A	(162,177)	(1,227,680)
HANESBRANDS INC	(71,780)	(1,500,920)
HENNES & MAURITZ AB-B SHS	(30,660)	(634,309)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Current Value
IROBOT CORP	(7,065)	(541,886)
JABIL INC	(57,400)	(1,506,750)
KOHLS CORP	(6,750)	(366,053)
KONINKLIJKE AHOLD DELHAIZE N	(56,290)	(1,239,009)
MARINE HARVEST	(54,061)	(915,931)
MEREDITH CORP	(15,421)	(1,018,557)
MYRIAD GENETICS INC	(70,253)	(2,412,839)
NATIONAL OILWELL VARCO INC	(6,286)	(226,422)
NVIDIA CORP	(3,140)	(607,590)
PANDORA A/S	(5,830)	(634,482)
PROOFPOINT INC	(6,540)	(580,817)
QORVO INC	(17,990)	(1,198,134)
ROGERS COMMUNICATIONS INC-B	(8,710)	(443,780)
SANDERSON FARMS INC	(6,740)	(935,377)
SIRIUS XM HOLDINGS INC	(195,131)	(1,045,902)
SKYWORKS SOLUTIONS INC	(20,690)	(1,964,516)
SPRINT CORP	(158,861)	(935,691)
STARBUCKS CORP	(10,680)	(613,352)
SWISSCOM AG-REG	(3,950)	(2,102,099)
TARGET CORP	(10,230)	(667,508)
VERIFONE SYSTEMS INC	(16,430)	(290,975)
WADDELL & REED FINANCIAL-A	(24,783)	(553,652)

Total Common Stock Liabilities		$(33,881,697)

Real Estate Investment Trusts Liabilities
AVALONBAY COMMUNITIES INC	(7,820)	$(1,395,166)
CYRUSONE INC	(22,280)	(1,326,328)

Total Real Estate Investment Trusts Liabilities		$(2,721,494)

Total Investment Liabilities, at Fair Value		$(42,022,961)

Total Investments, at Fair Value		$7,396,874,650

* Notes Receivable from Participants with interest rates ranging from 4.25% to 7% with maturities up to 10 years		$26,797,995

Total Assets Held at End of Year		$7,423,672,645

*	Denotes party-in-interest

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Proceeds of Dispositions
Common Stock
ATC.NA	35,212	$839,934
LOGN.SW	42,761	(1,537,442)
PROX.BB	10,458	(365,685)
VIFN.VX	10,190	(1,144,599)
KINDER MORGAN CANADA LTD	7,200	88,092
HANG LUNG PROPERTIES LTD	131,000	293,058
FORTESCUE METALS GROUP LTD	104,919	450,650
RAKUTEN INC	28,100	286,660
OPTEX GROUP CO LTD	10,090	434,609
IOOF HOLDINGS LTD	22,870	195,008
ZODIAC AEROSPACE	7,752	205,340
ANGLO AMERICAN	182,986	13,658
IBERDROLA SA	609,933	147,708
DAVIDE CAMPARI MILANO SPA	22,406	269,374
POLA ORBIS HOLDINGS INC	22,600	729,142
JUST GROUP PLC	106,717	165,422
KONINKLIJKE AHOLD DELHAIZE N	23,684	437,296
BBVA	511,100	70,786
ASR NEDERLAND NV	25,384	753,317
TULLOW OIL PLC	99,710	117,833
ITAUSA INVESTIMEN P RCT	3,754	7,344
ROBINSON PCL FOREIGN	114,400	214,461
TRANSURBAN GROUP	4,886	42,611
IBERDROLA SA INTERIM	6,160	39,201
REPSOL SA INTERIM	2,018	26,741
AFRICAN PHOENIX INV LTD	302,044	9,528
PPLA PARTICIPATIONS LTD	63,714	33,532

Total Common Stock		$2,823,579

Preferred Stock
NATIONWIDE BLDG SOCIETY	52,000	$107,969

Total Preferred Stock		$107,969

Derivatives
7974.JPSWAP	1,614	$(53,805)
AIR.FPSWAP	27,070	78,858
AMAFP WRNT 4 FASHION HOLDING LUXEMBOURG CLASS 4 WARRANTS	828,342	–
AMAFP WRNT 5 FASHION HOLDING LUXEMBOURG CLASS 5 WARRANTS	1,287,042	–
BVMF3.BZSWAP	66,033	80,745
GRF.SMSWAP	40,831	38,893
GRFSSWAP	11,080	(8,901)
31750C1X8 OTC ECAL CAD VS JPY 90.0 AUG17 90 CALL	771,989	(6,736)
31750C1Y6 OTC ECAL USD VS JPY 118.28 AUG17 118.28 CALL	774,000	(5,081)
31750C530 OTC EPUT EUR VS USD 1.045 MAY17 1.045 PUT	531,588	(3,647)
31750C548 OTC EPUT EUR VS USD 1.025 MAY17 1.025 PUT	531,588	(2,035)
31750C555 OTC ECAL EUR VS USD 1.108 MAY17 1.108 CALL	531,588	(1,752)
31750CAQ3 OTC EPUT EUR VS TRY SEP17 4.071 PUT SEP17 4.071 PUT	453,960	(10,018)
31750CAR1 OTC EPUT EUR VS TRY SEP17 3.95 PUT SEP17 3.95 PUT	453,960	(3,721)
31750CAS9 OTC ECAL EUR VS TRY SEP17 4.171 CALL SEP17 4.171 CALL	453,960	(6,297)
31750CCB4 OTC EPUT EUR VS USD SEP17 1.1445 PUT SEP17 1.1445 PUT	312,729	(1,470)
31750CCC2 OTC ECAL EUR VS USD SEP17 1.1955 CALL SEP17 1.1955 CALL	312,729	(1,470)
31750CH37 OTC ECAL AUD VS CAD 1.013 DEC17 1.013 CALL	320,880	(1,255)
31750CH45 OTC EPUT AUD VS CAD 0.959 DEC17 .959 PUT	320,880	(1,743)
31750CHB9 OTC ECAL AUD VS CAD 1.005 DEC17 1.005 CALL	317,100	(513)
31750CHC7 OTC EPUT AUD VS CAD 0.951 DEC17 .951 PUT	317,100	(1,732)
31750CMM9 OTC ECAL EUR VS USD 1.293 NOV18 1.293 CALL	357,075	(1,365)
31750CMN7 OTC ECAL EUR VS USD 1.293 NOV18 1.293 CALL	119,025	(465)
31750CMO5 OTC EPUT EUR VS USD 1.162 NOV18 1.162 PUT	357,075	1,300
31750CMP2 OTC EPUT EUR VS USD 1.162 NOV18 1.162 PUT	119,025	425
31750CMY3 OTC ECAL USD VS JPY DEC17 112.1 CALL DEC17 112.1 CALL	473,000	(1,178)
31750CN14 OTC EPUT USD VS JPY DEC17 112.1 PUT DEC17 112.1 PUT	473,000	(3,227)
31750CNY2 OTC ECAL USD VS JPY DEC17 112.1 CALL DEC17 112.1 CALL	291,000	(1,675)
31750CNZ9 OTC EPUT USD VS JPY DEC17 112.1 PUT DEC17 112.1 PUT	291,000	(383)
317529M02 OTC ECAL SWOP CLCAL1 MAY17 55 CALL MAY17 55 CALL	4	(760)
317529NP6 OTC EPUT SWOP CLCAL1 MAY17 50 PUT MAY17 50 PUT	4	(1,000)
317529P33 OTC EPUT SWOP CLCAL1 MAY17 50 PUT MAY17 50 PUT	4	(880)
317574044 OTC ECAL FN 3.5 12 4 DEC17 103.40625 CALL 171206 103.40625 CALL	500,000	(820)
317574069 OTC EPUT FN 3.5 12 4 DEC17 102.40625 PUT 171206 102.40625 PUT	500,000	(1,016)
317574101 OTC ECAL FN 3.5 12 4 DEC17 103.328125 CALL 171206 103.328125 CALL	800,000	(1,250)
317574150 OTC ECAL FN 3.5 12 4 DEC17 103.2265625 CALL 171206 103.2265625 CALL	400,000	(656)
317574200 OTC EPUT FN 3.5 12 4 DEC17 102.15625 PUT 171206 102.15625 PUT	400,000	(797)
3175H0298 OTC ECAL SWOP CLCAL1 MAY17 55 CALL MAY17 55 CALL	4	(800)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Proceeds of Dispositions
3175H0389 OTC ECAL NAT GAS 8CV SEP17 0.2 CALL SEP17 .2 CALL	2	(920)
3175H0405 OTC EPUT NAT GAS 8CV SEP17 0.35 PUT SEP17 .35 PUT	2	(660)
3175H0819 OTC ECAL SWOP CLCAL1 JUL17 53 CALL JUL17 53 CALL	5	(1,200)
3175H0827 OTC EPUT SWOP CLCAL1 JUL17 46 PUT JUL17 46 PUT	5	(2,880)
3175JSC37 OTC EPUT SWOP NGCAL1 JUL17 2.95 PUT 170726 2.95 PUT	12	(4,200)
3175JSC45 OTC ECAL SWOP NGCAL1 JUL17 3.3 CALL 170726 3.3 CALL	12	(3,720)
3175Y4697 OTC ECAL SWOP API2YC DEC17 90 CALL DEC17 90 CALL	2	(4,440)
3175Y5785 OTC EPUT FN 3.5 12 4 DEC17 102.328125 PUT 171206 102.328125 PUT	800,000	(1,563)
3175Y5793 OTC ECAL FN 3.5 12 4 DEC17 103.34375 CALL 171206 103.34375 CALL	600,000	(938)
3175Y5801 OTC EPUT FN 3.5 12 4 DEC17 102.34375 PUT 171206 102.34375 PUT	600,000	(1,184)
3175Y5819 OTC EPUT FN 3.5 12 4 DEC17 102.2265625 PUT 171206 102.2265625 PUT	400,000	(781)
3175Y5868 OTC ECAL FN 3.5 12 4 DEC17 103.15625 CALL 171206 103.15625 CALL	400,000	(656)
317U043N1 IRO USD 10Y P 3.0200 SEP17 3.02 PUT 170911 3.02 PUT	2,600,000	(20,215)
317U045N9 IRO EUR 10Y P 1.1700 SEP17 1.17 PUT 170911 1.17 PUT	2,506,022	(15,626)
317U352N6 IRO USD 10Y P 2.8500 SEP17 2.85 PUT 170911 2.85 PUT	2,600,000	(6,825)
BWU0398Z0 TRS USD R F .00000 0% 15 Feb 2018 COMM SWAP SPGCINP -.05 FIX	712,285	(11,865)
BWU0B3538 TRS USD R V 03MTBILL 1% 15 Aug 2017 TBILDI3M + 12	9,770,885	84,304
BWU0B3546 TRS USD R V 03MTBILL 1% 15 Aug 2017 TBILDI3M + 13	55,256,712	467,833
BWU0H9398 TRS USD R F .00000 0% 15 Feb 2018 COMM SWAP SPGCINP -.05 FIX	88,514	(1,474)
BWU0X0183 TRS USD R F .00000 0% 15 Aug 2017 COMM SWAP SPGCINP -.05 FIX	492,566	(2,863)
BWU0X0381 TRS USD R F .00000 0% 15 Aug 2017 COMM SWAP SPGCINP -.05 FIX	3,963,727	(23,039)
CCS0085A7 CYS EUR R V 03MEURIB 1% 20 Dec 2027 EUR003M -41.65	111,750	(340)
CCS0781R7 CYS USD P V 03MLIBOR 1% 15 Mar 2019 US0003M	3,621,000	56,851
CCS0845R1 CYS USD P V 03MLIBOR 1% 15 Mar 2027 US0003M	320,220	14,804
CCS0845Y6 CYS EUR R V 03MEURIB 1% 20 Dec 2027 EUR003M -36.0	335,400	(1,020)
CCS0Y0111 CYS GBP R V 03MLIBOR 1% 15 Mar 2019 BP0003M -15.0	2,667,000	107,414
CCS2886R7 CYS JPY R V 03MLIBOR 1% 23 Jan 2019 JY0003M -77.05	450,857	9,758
CCS5478F0 CYS EUR R V 03MEURIB 1% 20 Dec 2027 EUR003M -36.0	782,600	2,397
CCS5569A1 CYS EUR R V 03MEURIB 1% 15 Mar 2027 EUR003M -42.0	782,250	–
CCS5842A0 CYS USD R V 03MLIBOR 1% 15 Mar 2027 US0003M	971,334	2,638
CCSAHP691 CYS EUR R V 03MEURIB 1% 21 Mar 2026 EUR003M -36.25	432,000	(4,580)
CCSAN7421 CYS USD P V 03MLIBOR 1% 15 Mar 2027 US0003M	1,718,514	84,636
CCSAQ0902 CYS EUR R V 03MEURIB 1% 21 Jun 2022 EUR003M -38.0	107,330	3,900
CCSAQ1025 CYS EUR R V 03MEURIB 1% 20 Sep 2022 EUR003M -38.0	111,240	2,365
CCSCAN178 CYS CHF R V 03MLIBOR 1% 21 Jun 2019 SF0003M -0.75	3,187,092	(7,488)
CCSCGG128 CYS EUR R V 03MEURIB 1% 21 Jun 2027 EUR003M -42.5	425,000	22,280
CCSCGG193 CYS EUR R V 03MEURIB 1% 21 Jun 2022 EUR003M -38.0	321,990	13,425
CCSCGG227 CYS EUR R V 03MEURIB 1% 20 Dec 2022 EUR003M -38.0	335,700	3,075
CCSOY0358 CYS GBP R V 03MLIBOR 1% 15 Mar 2019 BP0003M -15.0	106,740	4,445
CCSOY0358 CYS GBP R V 03MLIBOR 1% 15 Mar 2019 BP0003M -15.0	2,667,000	107,205
CSAN0020S CYS JPY R V 03MLIBOR 1% 23 Jan 2019 JY0003 -77.05 BPS	435,996	–
GOLD 100 OZ FUTR APR17	13	–
SWPC0EUM6 CDS EUR R V 03MEVENT 1% 20 Dec 2021 FLO CORPORATE	336,060	(14,409)
SWPC0EUN4 CDS EUR R V 03MEVENT 1% 20 Dec 2021 FLO CORPORATE	217,690	(3,383)
SWPC0EUY0 CDS EUR R V 03MEVENT 1% 20 Dec 2021 FLO CORPORATE	557,875	(19,777)
SWU029I31 TRS USD R E 0 0	98,100	(425)
SWU029I49 TRS USD R E 0 0	96,500	1,537
SWU029I80 TRS USD R E 0 0	28,500	337
SWU029I98 TRS USD R E 0 0	29,000	(83)
SWU029ID9 TRS USD R E 0 0	151,400	4,684
SWU029IE7 TRS USD R E 0 0	153,600	(3,567)
SWU029IV9 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	73,100	10,528
SWU029IW7 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	1,200	(2,938)
SWU029IX5 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	1,200	1,136
SWU029X34 TRS USD R E LCV7 COMMODITYFORWARD LCV7 COMMODITYFORWARD	175,500	(6,099)
SWU029X42 TRS USD R E LCQ7 COMMODITYFORWARD LCQ7 COMMODITYFORWARD	175,500	11,755
SWU0397W8 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	123,000	57,918
SWU071198 TRS USD R E W Z7 COMMODITYFORWARD W Z7 COMMODITYFORWARD	55,000	27,255
SWU071768 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	1,200	3,213
SWU071834 TRS USD R E 0 0	390,600	(1,894)
SWU072956 TRS USD R E 0 0	547,009	5,663
SWU073434 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	3,000	27,464
SWU0A0436 TRS USD P E COMMODITYFORWARD COMMODITYFORWARD	25	1,341
SWU0A0444 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	3,300	(2,505)
SWU0A0451 TRS USD R E SLVRLND COMMODITYFORWARD SLVRLND COMMODITYFORWARD	10,000	16,020
SWU0A0469 TRS USD R E SLVRLND COMMODITYFORWARD SLVRLND COMMODITYFORWARD	15,000	18,184
SWU0A0519 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	699	(1,530)
SWU0A0535 TRS USD R E SLVRLND COMMODITYFORWARD SLVRLND COMMODITYFORWARD	10,000	11,320
SWU0A0K04 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	4,200	1,001
SWU0A0K12 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	3,300	(689)
SWU0A1780 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	999	1,399
SWU0A7118 TRS USD R E 0 0	385,800	(2,011)
SWU0A8850 TRS USD R E LHV7 COMMODITYFORWARD LHV7 COMMODITYFORWARD	566,700	10,065
SWU0A8868 TRS USD R E LCV7 COMMODITYFORWARD LCV7 COMMODITYFORWARD	302,100	10,201
SWU0AP563 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	1,200	1,574
SWU0B5616 TRS USD R E JMABDEW2 JMABDEW2	1,803,769	4,052
SWU0B6010 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	1,200	(1,430)
SWU0B6044 TRS USD P E COMMODITYSPREAD COMMODITYSPREAD	600	(1,541)
SWU0B6077 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	3,900	(8,729)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Proceeds of Dispositions
SWU0B6093 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	3,600	(9,853)
SWU0B6127 TRS USD R E MQCP563E MQCP563E	5,454,097	(12,561)
SWU0B6580 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	1,200	24,324
SWU0B6622 TRS USD R E LXZ8 COMMODITYFORWARD LXZ8 COMMODITYFORWARD	25	589
SWU0B8206 TRS USD R E KWZ7 COMMODITYFORWARD KWZ7 COMMODITYFORWARD	78,700	(28,702)
SWU0B8214 TRS USD R E KWN7 COMMODITYFORWARD KWN7 COMMODITYFORWARD	78,700	26,488
SWU0B8354 TRS USD R E CVICXMB2 CVICXMB2	5,113,897	2,745
SWU0B8388 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	1,200	1,040
SWU0BA045 TRS USD R E GOLDLNPM COMMODITYFORWARD GOLDLNPM COMMODITYFORWARD	400	(20,631)
SWU0C3867 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	600	(287)
SWU0C5359 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	4,791	(11,289)
SWU0C5367 TRS USD R E SLVRLND COMMODITYFORWARD SLVRLND COMMODITYFORWARD	10,000	12,705
SWU0C5466 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	300	4
SWU0C6159 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	600	677
SWU0C6233 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	1,200	9,853
SWU0C8734 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	1,500	1,703
SWU0C8759 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	1,500	12,950
SWU0C8924 TRS USD R E CVICXMB3 CVICXMB3	5,288,092	4,154
SWU0C9898 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	1,200	(2,963)
SWU0H0165 TRS USD R E COMMODITYSPREAD COMMODITYSPREAD	900	3,077
SWU0H1866 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	39,900	(1,351)
SWU0JSP33 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	1,800	6,498
SWU0X0068 TRS USD R E COMM SWAP TBL-SPGCESTR COMM SWAP TBL-SPGCESTR	43,082,056	(720,061)
SWU0X0241 TRS USD R E COMM SWAP TBL-BCOMF1T COMM SWAP TBL-BCOMF1T	48,034,310	(564,054)
SWU0X0258 TRS USD R E JMABCTN JMABCTN	19,186,486	6,297
SWU0X0266 TRS USD R E COMM SWAP TBL-SPGCESTR COMM SWAP TBL-SPGCESTR	35,390,290	(608,675)
SWU0X0308 TRS USD R E JMABDEW2 JMABDEW2	11,662,525	(107,119)
SWU0X0316 TRS USD R E JMABFNJ1 JMABFNJ1	16,263,179	(51,598)
SWU0X0415 TRS USD R E COMM SWAP TBL- BCOMF1T COMM SWAP TBL- BCOMF1T	8,532,122	(100,190)
SWU0X0423 TRS USD R E COMM SWAP TBL-SPGCESTR COMM SWAP TBL-SPGCESTR	93,950,316	(1,503,928)
SWU0X0480 TRS USD R E COMM SWAP TBL-SPGCESTR COMM SWAP TBL-SPGCESTR	70,393,235	(1,169,569)
SWU0X0530 TRS USD R E CVICXMB3 CVICXMB3	5,279,402	9,072
SWU0X0548 TRS USD R E CVICXMB2 CVICXMB2	5,113,102	2,529
SWU0Y0232 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	1,200	1,285
SWU0Y0596 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	900	760
SWU0Y0604 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	900	(1,885)
SWU0Y3178 TRS USD R E COMMODITYFORWARD COMMODITYFORWARD	39,900	(532)

Total Derivatives		$(3,690,235)

Fixed Income Securities
CELSA AMORT IV, Bank Debt	49	$21
CELSA AMORT V, Bank Debt	6	2
FRBOSA SS 10 18 BONHOM SAS 10 06/30/2018, Bond	37	40
VIVARTE NEW BOND, Bond	13,227	10,377
FNMA TBA 30 YR 33% 13 Mar 2048SINGLE FAMILY MORTGAGE	5,400,000	5,343,205
FNMA TBA 30 YR 33% 12 Apr 2048SINGLE FAMILY MORTGAGE	5,000,000	4,946,660
FNMA TBA 30 YR 33% 14 May 2048SINGLE FAMILY MORTGAGE	3,400,000	3,398,041
FNMA TBA 30 YR 33% 13 Jun 2048SINGLE FAMILY MORTGAGE	3,400,000	3,395,916
FNMA TBA 30 YR 33% 12 Jul 2048SINGLE FAMILY MORTGAGE	1,700,000	1,710,160
FNMA TBA 30 YR 33% 13 Aug 2048SINGLE FAMILY MORTGAGE	1,700,000	1,705,445
FNMA TBA 30 YR 33% 13 Sep 2048SINGLE FAMILY MORTGAGE	3,400,000	3,415,539
FNMA TBA 30 YR 33% 11 Oct 2048SINGLE FAMILY MORTGAGE	3,400,000	3,413,547
FNMA TBA 30 YR 33% 13 Nov 2047SINGLE FAMILY MORTGAGE	3,400,000	3,404,914
FNMA TBA 30 YR 33% 13 Dec 2047SINGLE FAMILY MORTGAGE	6,000,000	6,003,813
FNMA TBA 30 YR 3.53.5% 18 Jan 2048SINGLE FAMILY MORTGAGE	3,100,000	3,176,070
FNMA TBA 30 YR 3.53.5% 12 Apr 2048SINGLE FAMILY MORTGAGE	15,500,000	15,765,523
FNMA TBA 30 YR 3.53.5% 14 May 2048SINGLE FAMILY MORTGAGE	16,400,000	16,797,438
FNMA TBA 30 YR 3.53.5% 13 Jun 2048SINGLE FAMILY MORTGAGE	14,000,000	14,382,576
FNMA TBA 30 YR 3.53.5% 12 Jul 2048SINGLE FAMILY MORTGAGE	2,300,000	2,378,973
FNMA TBA 30 YR 3.53.5% 13 Aug 2048SINGLE FAMILY MORTGAGE	4,600,000	4,738,359
FNMA TBA 30 YR 3.53.5% 13 Sep 2048SINGLE FAMILY MORTGAGE	2,300,000	2,368,102
FNMA TBA 30 YR 3.53.5% 11 Oct 2048SINGLE FAMILY MORTGAGE	5,400,000	5,573,438
FNMA TBA 30 YR 3.53.5% 13 Nov 2047SINGLE FAMILY MORTGAGE	4,600,000	4,732,328
FNMA TBA 30 YR 3.53.5% 13 Dec 2047SINGLE FAMILY MORTGAGE	3,100,000	3,185,188
FNMA TBA 30 YR 44% 18 Jan 2048SINGLE FAMILY MORTGAGE	6,600,000	6,895,066
FNMA TBA 30 YR 44% 13 Dec 2047SINGLE FAMILY MORTGAGE	6,600,000	6,904,750
FHLMC TBA 30 YR 3.53.5% 18 Jan 2048GOLD SINGLE FAMILY	1,000,000	1,027,871
FHLMC TBA 30 YR 3.53.5% 13 Mar 2048GOLD SINGLE FAMILY	2,000,000	2,043,926
FHLMC TBA 30 YR 3.53.5% 12 Apr 2048GOLD SINGLE FAMILY	2,000,000	2,040,547
FHLMC TBA 30 YR 3.53.5% 14 May 2048GOLD SINGLE FAMILY	1,000,000	1,028,203
FHLMC TBA 30 YR 3.53.5% 13 Jun 2048GOLD SINGLE FAMILY	2,000,000	2,056,406
FHLMC TBA 30 YR 3.53.5% 12 Jul 2048GOLD SINGLE FAMILY	1,000,000	1,031,211
FHLMC TBA 30 YR 3.53.5% 13 Aug 2048GOLD SINGLE FAMILY	2,000,000	2,060,938
FHLMC TBA 30 YR 3.53.5% 13 Sep 2048GOLD SINGLE FAMILY	1,000,000	1,032,383
FHLMC TBA 30 YR 3.53.5% 11 Oct 2048GOLD SINGLE FAMILY	1,000,000	1,031,914
FHLMC TBA 30 YR 3.53.5% 13 Nov 2047GOLD SINGLE FAMILY	2,000,000	2,054,766
FHLMC TBA 30 YR 3.53.5% 13 Dec 2047GOLD SINGLE FAMILY	2,000,000	2,055,059
CIT GROUP INC5.25% 15 Mar 2018SR UNSECURED 03/18 5.25	100,000	103,157
COLLEGE LOAN CORPORATION TRUST1% 25 Apr 2027COLLE 2005 1 A4	400,000	397,875
COLLEGE LOAN CORPORATION TRUST1% 25 Jul 2028COLLE 2006 1 A5	500,000	488,750
FED HOME LN DISCOUNT NT0.01% 22 Mar 2017DISCOUNT NOT 03/17 0.00000	400,000	400,000
FED HOME LN DISCOUNT NT0.01% 31 Mar 2017DISCOUNT NOT 03/17 0.00000	2,900,000	2,898,304
FED HOME LN DISCOUNT NT0.01% 04 Apr 2017DISCOUNT NOT 04/17 0.00000	800,000	799,605
FED HOME LN DISCOUNT NT0.01% 17 Apr 2017DISCOUNT NOT 04/17 0.00000	1,400,000	1,399,660

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Proceeds of Dispositions
FED HOME LN DISCOUNT NT0.01% 21 Apr 2017DISCOUNT NOT 04/17 0.00000	600,000	599,806
FED HOME LN DISCOUNT NT0.01% 15 May 2017DISCOUNT NOT 05/17 0.00000	800,000	799,600
FED HOME LN DISCOUNT NT0.01% 27 Jun 2017DISCOUNT NOT 06/17 0.00000	400,000	399,757
FED HOME LN DISCOUNT NT0.01% 12 Oct 2017DISCOUNT NOT 10/17 0.00000	1,000,000	999,947
FED HOME LN DISCOUNT NT0.01% 24 Nov 2017DISCOUNT NOT 11/17 0.00000	2,800,000	2,796,516
FED HOME LN DISCOUNT NT0.01% 27 Dec 2017DISCOUNT NOT 12/17 0.00000	1,100,000	1,098,841
GCO EDUCATION LOAN FUNDING TRU1% 25 Aug 2028GCOE 2006 2A A3L 144A	181,212	181,212
JAPAN INT L COOP AGENCY2.75% 27 Apr 2027GOVT GUARANT 04/27 2.75	200,000	200,360
JUBILEE CDO BV1% 30 Jul 2024JUBIL I RA A 144A	141,139	166,403
FRANCE (GOVT OF)5.5% 25 Apr 2029BONDS REGS 04/29 5.5	200,000	333,935
MOLSON COORS BREWING CO1.9% 15 Mar 2019COMPANY GUAR 144A 03/19 1.9	325,000	324,808
SOUTHWESTERN PUBLIC SERV8.75% 01 Dec 20181ST MORTGAGE 12/18 8.75	200,000	217,290
VERIZON COMMUNICATIONS2.946% 15 Mar 2022SR UNSECURED 144A 03/22 2.946	1,449,434	1,476,306
MALAYSIA GOVERNMENT3.314% 31 Oct 2017SR UNSECURED 10/17 3.314	700,000	165,348
FRANCE (GOVT OF)2.25% 25 May 2024BONDS REGS 05/24 2.25	300,000	377,643
LETRA TESOURO NACIONAL0.01% 01 Jan 2018BILLS 01/18 0.00000	1,100,000	334,207
LLOYDS BANKING GROUP PLC1% 29 Dec 2049JR SUBORDINA REGS 12/49 VAR	200,000	296,710
MALAYSIA INVESTMNT ISSUE3.678% 23 Nov 2017SR UNSECURED 11/17 3.678	1,500,000	364,875
LETRA TESOURO NACIONAL0.01% 01 Oct 2017BILLS 10/17 0.00000	3,000,000	967,221
FRANCE (GOVT OF)1.25% 25 May 2036BONDS 144A REGS 05/36 1.25	2,000,000	2,258,890
MEXICO CETES0.01% 30 Nov 2017BILLS 11/17 0.00000	13,000,000	70,394
JAPAN TREASURY DISC BILL0.01% 17 Apr 2017BILLS 04/17 0.00000	360,000,000	3,321,799
MOF OF CZECH REP T BILL0.01% 30 Jun 2017BILLS REGS 06/17 0.00000	5,000,000	218,371
JAPAN TREASURY DISC BILL0.01% 29 May 2017BILLS 05/17 0.00000	50,000,000	449,458
JAPAN TREASURY DISC BILL0.01% 05 Jun 2017BILLS 06/17 0.00000	150,000,000	1,358,142
MEXICO CETES0.01% 01 Mar 2018BILLS 03/18 0.00000	43,000,000	228,739
JAPAN TREASURY DISC BILL0.01% 12 Jun 2017BILLS 06/17 0.00000	820,000,000	7,467,104
JAPAN TREASURY DISC BILL0.01% 19 Jun 2017BILLS 06/17 0.00000	830,000,000	7,458,998
MOF OF CZECH REP T BILL0.01% 29 Sep 2017BILLS 09/17 0.00000	6,000,000	272,905
JAPAN TREASURY DISC BILL0.01% 18 Jul 2017BILLS 07/17 0.00000	360,000,000	3,219,604
JAPAN TREASURY DISC BILL0.01% 28 Aug 2017BILLS 08/17 0.00000	50,000,000	457,834
JAPAN TREASURY DISC BILL0.01% 04 Sep 2017BILLS 09/17 0.00000	150,000,000	1,361,223
JAPAN TREASURY DISC BILL0.01% 11 Sep 2017BILLS 09/17 0.00000	820,000,000	7,530,190
JAPAN TREASURY DISC BILL0.01% 19 Sep 2017BILLS 09/17 0.00000	830,000,000	7,453,648
JAPAN TREASURY DISC BILL0.01% 16 Oct 2017BILLS 10/17 0.00000	360,000,000	3,223,063
JAPAN TREASURY DISC BILL0.01% 04 Dec 2017BILLS 12/17 0.00000	150,000,000	1,330,731
JAPAN TREASURY DISC BILL0.01% 11 Dec 2017BILLS 12/17 0.00000	820,000,000	7,233,273
JAPAN TREASURY DISC BILL0.01% 18 Dec 2017BILLS 12/17 0.00000	780,000,000	6,941,046
EMERALD BAY SA1% 31 Oct 2020PASS THRU CE 144A 10/20 VAR	98,000	100,221
RABOBANK STICHTING AK6.5% 29 Dec 2049JR SUBORDINA REGS 12/49 6.5	100,000	142,211
COOPERATIEVE RABOBANK UA1% 29 Nov 2049JR SUBORDINA REGS 11/49 VAR	200,000	200,000

Total Fixed Income Securities		$221,994,695

Real Estate Investment Trusts
FIRST POTOMAC REALTY TRUST	141,619	$1,568,863
ICADE	2,090	181,739
MIRVAC GROUP	310,733	558,454

Total Real Estate Investment Trusts		$2,309,056

Securities Purchased Under Agreements to Resell
BARCLAYS CAPITAL REPO	500,000	$500,000
REPO CREDIT SUISSE	1,766,100,000	1,766,100,000
J P MORGAN TERM REPO	24,200,000	24,200,000
CITIGROUP REPO	4,800,000	4,800,000
RBC CAPITAL MARKETS REPO	33,700,000	33,700,000
REPO SOCIETE GENERALE	9,600,000	9,600,000

Total Securities Purchased Under Agreements to Resell		$1,838,900,000

Total Acquired and Disposed of Within the Year		$2,062,445,064

The Goldman Sachs 401(k) Plan

Schedule H, Line 4j — Schedule of Reportable Transactions

December 31, 2017

Identity of issue, borrower, lessor or similar party	Purchase price	Number of transactions (purchases)	Selling price	Number of transactions (sales)	Cost	Current value	Net gain or (loss)
Series of Transactions
VANGUARD FEDERAL MONEY MARKET	694,708,481	2	–	–	694,708,481	694,708,481	–
Single Transactions
GOLDMAN SACHS FINANCIAL SQUARE TREASURY OBLIGATIONS FUND	–	–	699,981,448	–	699,981,448	699,981,448	–
VANGUARD FEDERAL MONEY MARKET	694,538,875	–	–	–	–	694,538,875	–

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOLDMAN SACHS 401(k) PLAN

Members of the Administrative Committee

By:	/s/	Christopher Ceder
Name:		Christopher Ceder

By:	/s/	Michael Rendel
Name:		Michael Rendel

By:	/s/	Michael Perloff
Name:		Michael Perloff

Date: June 21, 2018

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm